Form 20-F
period 2024-12-31
GIBO HOLDINGS Ltd
filed 2025-05-14
CIK 2034520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 8, 2025

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Jing Tuang “Zelt” Kueh

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

Telephone: (852) 2661 3366

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value US$0.000001 per share	GIBO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIBOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report.

As of May 8, 2025, there were 530,404,830 Class A ordinary shares, 194,963,156 Class B ordinary shares and 2,873,741 warrants to purchase Class A ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On May 8, 2025, GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares (the “Company”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 5, 2024 and amended as of March 3, 2025 (the “Business Combination Agreement”), by and among the Company, Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company limited by shares (“BUJA”), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”).

As a result of the Business Combination (as defined below), (i) Merger Sub I has merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) following the First Merger, Merger Sub II has merged with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon the consummation of the Business Combination, each of BUJA and GIBO became a subsidiary of the Company, and BUJA’s shareholders and GIBO’s shareholders (except certain shareholders of the GIBO (such shareholders, the “Founders”)) received Class A ordinary shares of par value of $0.000001 each of the Company (“Class A Ordinary Shares”) and the Founders received Class B ordinary shares of par value of $0.000001 each of the Company (“Class B Ordinary Shares” and together with Class A Ordinary Shares, the “Ordinary Shares”) as consideration and became the shareholders of the Company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings while each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Upon the consummation of the Business Combination, outstanding BUJA Warrants were assumed by the Company and converted into corresponding Warrants to purchase 2,873,741 Class A Ordinary Shares. The Warrants may be exercised during the period commencing from 30 days after the completion of the Business Combination, and terminating five years after the completion of the Business Combination. Each Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares.

On May 9, 2025, the Company’s Class A Ordinary Shares and warrants commenced trading on the Nasdaq Stock Market LLC under the symbols “GIBO” and “GIBOW,” respectively.

Conventions that Apply to this Shell Report on Form 20-F

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” or “the Company” refer to GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares, and its consolidated subsidiaries.

“AI” means artificial intelligence;

“AIGC” means artificial intelligence generated content;

“BUJA” means Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company limited by shares;

“BUJA IPO” means the initial public offering of BUJA that was consummated on June 30, 2023;

“BUJA Ordinary Shares” means the original ordinary shares of BUJA, having a par value of $0.0001 each, prior to the consummation of the Business Combination;

ii

“BUJA Private Units” means the original 424,307 units of BUJA sold to the Sponsor via the private placement substantially concurrently with the closing of BUJA IPO, each unit consisting of one BUJA Ordinary Share, one-half of BUJA Warrant, and one right.

“BUJA Warrants” means redeemable warrants of BUJA originally issued prior to the consummation of the Business Combination;

“BUJA Founder Shares” means 1,437,500 ordinary shares that the Sponsor purchased from BUJA pursuant to certain securities purchase agreements dated November 4, 2022, a portion of which were transferred by the Sponsor to BUJA officers, directors and other assignees pursuant to a certain securities assignment agreement dated April 12, 2023;

“Business Combination Agreement” means the business combination agreement, dated August 5, 2024 (as may be amended, supplemented, or otherwise modified from time to time), by and among the Company, BUJA, Merger Sub I, Merger Sub II, and GIBO;

“Business Combination” means the First Merger, the Second Merger and the other transactions contemplated by the Business Combination Agreement;

“Content creators” means users who have generated at least one piece of AIGC animation video content on GIBO.ai platform using tools provided by GIBO Create, upon review and approval from GIBO;

“First Merger” means the merger between GIBO and Merger Sub I, with GIBO being the surviving company and a wholly-owned subsidiary of the Company;

“GIBO” means Global IBO Group Ltd., a Cayman Islands exempted company limited by shares, or as the context requires, Global IBO Group Ltd. and its subsidiaries;

“IT” means information technology;

“Merger Sub I” means GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares;

“Merger Sub II” means GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares;

“Monthly active users” or “MAUs” means the number of users who logged onto GIBO.ai platform for at least once in a given month without eliminating duplicates. As GIBO does not require users to register on a real-name basis or provide personally identifiable information to get access to the content on its platform, it is unable to quantify or eliminate duplicates. MAUs for a period represents an average of MAUs throughout such period;

“Nasdaq” means the Nasdaq Stock Market;

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares;

“Public Warrants” means the warrants issued by the Company upon the assumption and conversion of BUJA Warrants held by holders of BUJA Ordinary Shares sold in BUJA IPO at the consummation of the Business Combination;

“Private Warrants” means the warrants issued by the Company upon the assumption and conversion of BUJA Warrants underlying BUJA Private Units at the consummation of the Business Combination;

“Registered users” means users that have registered accounts and logged onto GIBO.ai platform at least once since account registration, beginning from September 2023 when GIBO.ai was launched. GIBO does not define or measure “dormant users” and does not exclude anyone from the calculation of the cohort of its registered users; As GIBO does not require users to register on a real-name basis or provide personally identifiable information to get access to the content on its platform, it is unable to quantify or eliminate duplicates;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Closing” means the closing of the Second Merger;

iii

“Second Merger Effective Time” means the effective time of the Second Merger, being the time of the Plan of Second Merger is filed and registered with the Registrar of Companies of the Cayman Islands;

“Second Merger” means the merger between BUJA and Merger Sub II, with BUJA being the surviving company and a wholly-owned subsidiary of the Company;

“Shareholders” or “stockholders” means the holders of shares or stocks of a company;

“Sponsor” means Bukit Jalil Global Investment Ltd., a Cayman Islands exempted company;

“U.S. Dollars,” “USD,” “US$” or “$” means United States dollars, the legal currency of the United States;

“U.S. GAAP” means United States generally accepted accounting principles;

“Video Uploads” means AI-generated animation video content uploaded by registered users to GIBO.ai platform, whether or not such AI-generated animation video content is generated by the AI-powered tools offered on the platform;

“Video Views” means the aggregate viewings generated by the AI-generated animation video content offered on GIBO.ai platform; and

“Warrants” means Public Warrants and Private Warrants.

iv

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our ability to grow market share in our existing markets or any new markets we may enter;

●	Our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

●	Our ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

●	Changes in our business model;

●	Our continued access to certain technologies;

●	Our success in collaborating with our third party research and development partners;

●	Our success in monetizing our technologies;

●	The failure to realize anticipated efficiencies through our technology and business model;

●	Costs associated with enhancements of our products or services;

●	Our ability to continue to adjust our offerings to meet market demand, attract users to our products or services;

●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	Political instability in the jurisdictions in which we operate;

●	The overall economic environment, the property market and general market and economic conditions in the jurisdictions in which we operate;

●	Anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	The ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect confidential information;

●	The safety, affordability, and breadth of the our technologies;

v

●	Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Exchange rate fluctuations;

●	Changes in interest rates or rates of inflation;

●	Legal, regulatory and other proceedings;

●	Tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate; and

●	Our ability to maintain the listing of its securities on the Nasdaq; and

the other matters described in the section titled “Item 3. Key Information — D. Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this Report.

vi

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of GIBO HOLDINGS LIMITED after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong.

B.	Advisers

We are being represented by DLA Piper UK LLP with respect to certain legal matters as to United States Law. The address of DLA Piper UK LLP is 20th Floor, South Tower, Beijing Kerry Center, 1 Guanghua Road, Chaoyang District, Beijing, China.

In addition, we are being represented by Harney Westwood & Riegels with respect to certain legal matters as to Cayman Islands law. The address of Harney Westwood & Riegels is 3501 The Center, 99 Queen’s Road Central, Hong Kong.

C.	Auditors

Enrome LLP acted as the independent registered public accounting firm for the combined financial statements of the Company as of December 31, 2024 and 2023 and each of the years in the two-year period. The registered address of Enrome LLP is 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2024, after giving effect to the Business Combination.

As of December 31, 2024
Cash and cash equivalents	$732,153
Class A ordinary shares	530
Class B ordinary shares	195
Additional paid-in capital	255,289,077
Accumulated deficit	(174,106,217)
Other reserve	64,020
Total Shareholders Equity	81,247,605
Total capitalization	$81,979,758

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4, as amended (File No. 333-285183) under the section titled “Risk Factors,” which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

GIBO HOLDINGS LIMITED is an exempted company incorporated under the laws of the Cayman Islands on June 19, 2024, for the purpose of effecting the Business Combination. Our history and development and the material terms of the Business Combination are described in the Form F-4, as amended (File No. 333-285183), under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “Information related to PubCo” and “Description of PubCo’s Share Capital,” which are incorporated herein by reference. See also “Explanatory Note” in this Report for additional information regarding us and the Business Combination.

Our registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive office is at Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong, and our telephone number is (852) 2661 3366. Our website address is www.globalibo.com. The information contained on the website does not form a part of, and is not incorporated by reference into this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to GIBO HOLDINGS LIMITED and its subsidiaries.

Overview

Founded with an aim to revolutionize content creation and consumption through AI, we have become a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. As of December 31, 2024, we had approximately 85.9 million registered users, including approximately 73,000 content creators, from 15 countries or regions in Asia, namely Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea, Japan, Taiwan, Bangladesh, India, Cambodia, Hong Kong, Singapore and Laos. As of the same date, we had an average of approximately 37.5 million MAUs on our platform since its launch in September 2023. On our platform, young people create AI-generated content, discover the things they love, and interact and engage with one another.

Our technology platform powers the GIBO.ai website, which features AI-generated animation video content and provides an efficient, interactive, and easy-to-use way to create and share online comic content. GIBO.ai enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, launched in September 2023 and equipped with cutting-edge generative AI-powered technology for the generation of animation video content, emphasizes on the establishment of a sustainable ecosystem that can not only empower animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform.

The AI-generated animation video content on GIBO.ai, currently offered substantially in short-form entertainment videos, covers a wide variety of themes ranging from superhero to battle royale and generally tells stories from popular comic books in entertaining yet informative ways. Driven by the big data analytical capabilities, we learn user preferences with respect to content tags and personalize feeds accordingly. As of December 31, 2024, we had approximately 142,000 video uploads and approximately 112.3 billion aggregate video views on our platform. As of the same date, we had enabled over 44.3 million user interactions on our platform, including posts, comments, likes, shares, private messages.

GIBO.ai offers a suite of AI-powered content creation tools through GIBO Create, allowing content creators to employ AI tools through all stages of content creation. GIBO Create currently encompasses (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. With the help of these tools, content creators can use GIBO Create to effortlessly generate (i) human-like voiceovers with premium quality in multiple languages, voices, tones and styles, and (ii) unique images in distinctive comic styles that visualize the creators’ ideas and can be generated in seconds with only a few simple clicks, enabling creators to expand creative possibilities, streamline content production, and create localized, engaging entertaining content. We have nurtured an encouraging community culture that respects creativity, rewards creators and motivates the creation of inspirational content, thorough which young people can connect with each other over shared interests in content. As of December 31, 2024, the content creators accumulatively utilized our text-to-image function for more than 1.1 million times and the text-to-audio function for more than 3.7 million times.

Leveraging our vibrant ecosystem comprised of highly-engaged registered users and talented creators of AI-generated content, we aim to form a virtuous cycle for commercialization. While access to our platform is currently free for all registered users, we plan to drive monetization through launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services. In 2024 and 2023, we generated revenue of $30.0 million and nil, respectively, and incurred net losses of $24.9 million and $12.1 million, respectively.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and have differentiated us from others:

Unique AI-powered platform that fuels a strong monetization potential

We have become a unique and integrated AIGC animation platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. We offer a visually captivating and engaging experience, showcasing a blend of traditional storytelling with the latest AI generative tools. With the launch of our integrated suite of AI-powered content creation solutions, we underline our relentless pursuit of an AI-centric corporate culture. Embedded with AI-powered tools for the generation of script, voice and image, we assist content creators in sophisticated content creation while showcases such AI-generated animation video content created by users across various types of devices to viewers across Asia, serving a broad community of young people across Asia to create, publish, share and engage AI-generated animation video content. With a few simple clicks, content creators can easily streamline the production process and enhance the quality of their content by developing scripts that fit their story, transforming their images into animation, adding nuanced voice-over with emotions to story characters, and transporting their drawings into an imaginative alternate universe filled with infinite possibilities.

As a result, our platform has gained and maintained tremendous popularity since its debut. As of December 31, 2024, we had approximately 142,000 video uploads and approximately 112.3 billion aggregate video views on our platform. As of the same date, we had enabled over 44.3 million user interactions on our platform, including posts, comments, likes, shares, private messages. As of December 31, 2024, we had attracted approximately 85.9 million registered users, including over 73,000 creators, and had accumulated an average of 37.5 million MAUs on our platform since its launch in September 2023, propelling us to be a premier AIGC animation streaming platform, where content is dynamically brought to life with AI technologies.

We believe that our cutting-edge platform addresses challenges faced by traditional content creation platforms by transforming the creation process in a way that maximizes the creative possibilities while minimizing the production costs. On GIBO.ai, any registered user can be a creator to produce, publish and monetize their content.

Advanced and proprietary AI-powered content creation tools

Our advanced and proprietary AI-powered content creation tools represent our significant research and development efforts in AI technology application and innovation. Leveraging user feedbacks and data analytics accumulated over the years, we have been continually developing and improving our scalable AI tools to enhance efficiency and quality in content creation. Enabling content creators to employ AI-powered tools for voice synthesis, image generation, script writing, storyboarding and audiovisual synchronization to create tailored AI-generated animation video content, our AI-powered content creation solutions are not only user-friendly but also equipped with advanced features that are at the forefront of digital content creation and boost the content creators’ creativity and efficiency. In addition, the user interface of our platform is optimized through data analytics, enabling a seamless user experience. Utilizing a recommendation system tailored to users’ preferences and viewing habits, we continuously improve our platform to ensure that the platform stays relevant and appealing to our user base. We believe that our proprietary AI-powered content creations tools are key drivers of our unique position in the market.

Large and diversified user base and content library with a focus on Asia

As of December 31, 2024, we had a total of approximately 85.9 million registered users on our platform, among whom over 73,000 were creators of AI-generated animation video content, and had accumulated an average of approximately 37.5 million MAUs on our platform since its launch in September 2023. The large user base is indicative of our platform’s compelling content and user experience and has contributed significantly to the enrichment of our audio comic content library. Driven by our emerging and large user base, as of December 31, 2024, we had approximately 142,000 video uploads and approximately 112.3 billion aggregate video views on our platform. Leveraging our intelligent big data analytics algorithms, we have acquired an in-depth understanding of preferences of the AIGC animation streaming users in Asia and are able to attract more users to join our platform by personalizing recommendations to their feeds.

Moreover, as of December 31, 2024, our registered users had covered 15 countries or regions in Asia, including Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea and Japan. Such diversified user base across Asia forms a unique user community, enabling us to better tailor our content and service offerings and make them more associated to the viewers with relevant cultural backgrounds. The multi-ethnical and multicultural user base across Asia also allows for our better fine-tuning of AI engines to create more interactive and engaging content relevant to each culture in Asia, and thus enhances the connections among our user community and boosts our future user growth.

Visionary and dedicated management team

Our visionary and dedicated management team has a combination of expertise that spans technology, media and financial services and is well equipped to lead what we believe is a paradigm shift in the evolving AI-powered content creation and consumption economy. Our founder and chairman of the board of directors, Mr. Chun Yen “Dereck” Lim, is a seasoned entrepreneur with sharp vision, solid management skills, and deep insight into the power of data and technology. He is experienced in creating and scaling successful businesses across various industries by leveraging cutting-edge technology. Our chief executive officer, Mr. Jing Tuang “Zelt” Kueh, is an AI engineer with great passion to leverage technology to transform the industry and apply cutting-edge AI technology to resolve complicated business challenges. Under our management team’s leadership, the number of registered users on our platform has achieved exponential growth in recent years.

Our management brings passion and commitment for the growth prospects of the creation and consumption of AI-generated animation video content. Their understanding of the young generation’s passion and interests has helped guide our strategic business expansion in the rapidly changing industry. The user-centric corporate culture they adhere to has also helped reinforce our market leadership and brand recognition among our users.

Growth Strategies

We intend to further grow our business by pursuing the following growth strategies:

Further expand user community and optimize user experience

We desire to expand our user base globally, optimize the overall experience of our users, and grow the scope and depth of the interactions with our users.

In particular, we intend to make our platform more accessible to users around the world by localizing the content consumption and creation experience on our platform. In addition, we will provide higher-quality and more intriguing content and build more advanced content creation features that meet the content consumption and creation needs of users on our platform. We seek to further improve the relevance of our content recommendations and utilization of our integrated suite of AI-powered content creation offerings by optimizing our AI technical innovations. We will also launch user acquisition campaigns more frequently through distinctive marketing channels to acquire a more expansive and diversified user base globally.

Enhance content and service offerings

We will commit to systematically enhancing the content offerings on our platform, and we believe that incentivizing and supporting content creators is crucial to this strategy. Towards this end, on one hand, we will strengthen our creator-rewarding initiatives and programs and allocate more resources to enable content creators to thrive in our community. On the other hand, we will seek new licensing arrangements especially with companies owning large collections of intellectual properties and invest in creating original content. Leveraging our AI-powered engine, we intend to launch more service offerings to the creators on our platform, including embedding more AI-innovated content creation offerings to further streamline creators’ content creation process, and developing innovative marketing products to promote content created by creators on our platform.

We also seek to expand the content verticals on our platform, including genres and types, and introduce a blend of learning and entertainment content to our platform, ranging from entertainment to education, games and sports, which can be either generated by users or licensed by third-parties and can be free of charge or paid.

Further innovate AI-powered tools and infrastructure

We will continue to innovate the technology capabilities of our platform, in particular our AI-powered content creation tools and machine learning technologies. Currently, our AI content recommendation component learns user preferences with respect to content tags and personalize feeds to users accordingly. We intend to further optimize such AI content recommendation component based on a model-free reinforcement learning approach to model complex interest profiles while allowing interests to shift over time as users explore new types of content, enabling the platform to discover and push content that is well-received by our users. Further, we seek to optimize our current integrated suite of AI-powered content creation offerings by enhancing the customized large language models, natural language processing technologies and deep learning models embedded in our platform to allow for more natural and versatile human-like voice synthesis offered in more languages, voices and tones, as well as more accurate yet artistic image generation delivered in more styles. We also plan to launch more product offerings to the creators on our platform, such as introducing additional AI-powered content creation tools to create three-dimensional immersive content on our platform to further streamline and enhance creator’s creation process. We will also continue to devote resources and upgrade our technology infrastructure to support future growth in user base and traffic.

Strengthen monetization capabilities

We intend to drive monetization for the content and creator offerings on our platform through advertisements, sponsorships, pay-per-view and membership subscriptions. For example, we may introduce performance-based ad-sponsored content on our platform without compromising the experience for our users and may develop marketing and advertising product offerings for the creators on our platform.

In addition, we plan to launch pay-per-view and membership subscriptions for the animation video content created by the creators on our platform and help creators to distribute, license and monetize their content. We will soon launch GIBO Click, a monetization and operation engine to facilitate transaction-making and revenue-generation on our platform through multiple monetization models, such as launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services.

We also seek to transform the integrated suite of AI-powered content creation offerings embedded in our platform from free-access to free-trial and subscription-based to derive subscription fees from creators on a one-time, monthly, quarterly or yearly basis in the future.

Pursue strategic growth through mergers, acquisitions and collaborations

Our mergers and acquisitions strategy focuses on investing in intellectual property and acquiring capabilities for our technology platform. We intend to invest in mergers and acquisitions globally to complement our content and service offerings as well as technology capabilities and further enhance the values of our platform.

We also seek to pursue strategic partnerships and collaborations. For instance, we plan to establish strategic partnerships and collaborations with institutional creators globally such as comics and graphic novel publishers, video game publishers, academic institutions and brands to acquire and distribute licensed content and further enhance the content offerings and diversify the variety of content verticals on our platform.

Our Platform

As an integrated AIGC animation streaming platform, our GIBO.ai platform is in a unique position to provide extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content.

As an avant-garde platform at the intersection of technology and creativity, GIBO.ai transforms the way that people enjoy comics and animations by bringing such animation content to life leveraging its AI-powered tools and technologies. GIBO.ai provides users a visually engaging and immersive experience which showcases a blend of traditional storytelling with the latest in AI generative tools. Compared to other non-integrated AIGC animation streaming platforms, can provide enhanced data analytics capabilities with synergy between viewers and content creators. GIBO.ai actively engages with its user base for feedbacks and conducts behavior analysis to optimize content-pushing, enabling content creators to better understand the trends and preference by viewers, and viewers to enjoy more attracting animation contents that meet their preference.

The interfaces of GIBO.ai platform in mobile version and desktop version are shown in the screenshots below.

Our GIBO.ai platform provides benefits to users through:

●	Vast Library of AI-generated Animation Video Content: An expansive selection of video content, each enriched with AI-generated voice narration and animation, across various genres including battle through the heavens, palace, time travel, pirate, pure love, idol, mafia, mythology, cultivation, and advanced martial.

●	Cutting-Edge AI Voice Synthesis: Advanced technology provides nuanced voiceovers, adding depth and emotion to characters, making them more lifelike and relatable. The voiceovers currently available on the GIBO.ai platform support English, Chinese and Japanese, covering both male and female animation characters.

●	Intuitive User Interface: A user-friendly website design that allows for easy navigation, enabling users to effortlessly explore and enjoy their preferred content.

●	Personalized Content Discovery: A recommendation system tailored to user preferences, suggesting voice comics and animations based on viewing habits. We utilize big data analytical capabilities in our feed system to categorize and recommend content based on user data captured on our platform and analytics produced by deep learning algorithms.

●	Cross-Platform Compatibility: Seamlessly accessible across various devices, offering a consistent viewing experience on tablets, smartphones, and desktops.

Key Features and Functions on GIBO.ai platform primarily include the following:

●	Efficient Search and Discovery Tools: Easy search functionality for finding comics and animations by title, genre, or creator.

●	Viewer Customization Options: Adjustable settings to personalize viewing experiences, including playback controls and subtitle options.

●	Creator Collaboration Opportunities: A dedicated portal for creators to contribute their work, collaborate with GIBO.ai, and become part of a growing community of digital storytellers.

●	Regular Content Updates: Continuous addition of fresh and exclusive voice comics and animations, keeping the platform dynamic and engaging.

GIBO.ai platform integrates AI-generated animation video content with GIBO Create, which currently encompasses (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. As of December 31, 2024, we had approximately 85.9 million registered users on our platform, among whom over 73,000 were creators of AI-generated animation video content. As of the same date, we had an average of approximately 37.5 million MAUs on our platform since its launch in September 2023. As of December 31, 2024, we had approximately 142,000 video uploads and approximately 112.3 billion aggregate video views on our platform.

AI-Generated Animation Video Content

We offer an extensive library of AI-generated animation video content on our platform, including genres of battle through the heavens, palace, time travel, pirate, pure love, idol, mafia, mythology, cultivation, and advanced martial. Content creators can either use our AI-powered content creation tools or third-party tools to create and edit short animation videos, with background natural sounding and human-like voice introducing the plot of comics and animation. The animation video content on our platform is currently free to watch.

Since we commenced our business, the animation video content on our platform has experienced strong growth in terms of the number and varieties uploaded by our users every day. As of December 31, 2024, we had an aggregate of approximately 142,000 videos uploaded to our platform, with an average of 242 million views per day.

GIBO Create

We believe we have accumulated profound cutting-edge AI model capabilities that have enabled us to stay ahead in the AIGC animation streaming industry. Our integrated suite of AI-powered content creation tools, GIBO Create, enables content creators on our platform to improve their productivity, enhance efficiency in content creation and effortlessly become pros at content production.

The interfaces of GIBO.ai for the creation process utilizing GIBO Create are shown in the screenshots below.

Create a New Project

Edit / Review a Project

Publish / Share a Project

GIBO Create is designed to democratize animation content production, leveraging advanced AIGC technologies to enable creators at all levels to bring their imaginative stories to life with unprecedented ease and efficiency. To provide a comprehensive and robust infrastructure supporting the entire lifecycle of anime content, from creation through project management to global distribution, the value propositions of GIBO Create to content creators include:

●	Create engaging audio content. Transform written content into captivating audio to be used for video marketing.

●	Localize content. Text-to-speech function assists content creators to convert content into different languages and accents, enabling localization for content consumption.

●	Streamline content production. Save time and effort by quickly developing scripts that fit the story, transforming images into animation, adding nuanced voice-over with emotions to story characters, and transporting the drawings into an imaginative alternate universe filled with infinite possibilities.

●	Expand creative possibilities. Experiment with different voices, accents, and styles to explore new avenues of storytelling and content creation.

With the AI technology, GIBO Create inspires creativity and generates creative works. The content generation process is illustrated in the below.

●	Idea inspiration. Content creators input inspiration to GIBO Create, which comprehend the idea, assist in brainstorming and fleshing out stories, as well as generates marketing insight to stimulate content creators’ creativity.

●	Creative training. Based on the feedback at idea inspiration stage, content creators can form a particular creative idea on the stories they want to tell. They input relevant materials to GIBO Create, in which the underlying AI undergoes cognitive training and generates a set of dedicated AI generative content for that particular creative idea.

●	Story generation. Based on the dedicated set of AI generative content, content creators can intelligently generate components of creative content of images, voices and videos using GIBO Create.

We have built our AIGC service matrix and created an integrated content creation suite through GIBO Create, which includes (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. Such combination of AI-powered content creation offerings on one hand enables content creators to enhance their video production and content creation capabilities and efficiencies, and on the other hand allows us to achieve a user-in-the-loop ecosystem with human-machine interaction.

Leveraging machine learning, natural language processing and self-reinforcing generative AI algorithms, GIBO Create is a generative AI-powered content creation engine purposefully built upon our proprietary domain-specific AI models without reliance to generic open-source or third-party large language models. Prior to the launch of GIBO.ai platform, at the initial R&D stage, GIBO Create relied on curated datasets, of pre-processed text, image, audio and video derived from publicly available online data sources to validate and train the AI models. Following the debut of GIBO.ai, GIBO Create has been solely relying on the large amount of de-identified text, image, audio and video data input generated by users on GIBO.ai as a proprietary, multimodal training data repository to continuously fine-tune the AI models.

AI Voice Synthesis Tool

The AI voice synthesis tool available on GIBO.ai platform provides nuanced voice output that adds depth and emotion to characters, making them more lifelike and relatable. It offers more than three voice actors and supports English, Chinese and Japanese. It enables AI-generated content to be customized for different application scenarios, for example, an AI avatar in a video can use the AI voice synthesis tool as the background voice in a particular accent or tone that the content creator prefers. This could also be beneficial for enterprises with high demand in mass production as written content can be quickly transformed into spoken words without extra recording work, while the audio content is highly editable.

As of December 31, 2024, content creators had used our text-to-audio function for more than 3.8 million times. Major functions of AI voice synthesis tool include (i) text-to-speech voiceover, (ii) voice actors, and (iii) machine translation.

(i)	Text-to-Speech Voiceover

One of the core functions of the AI voice synthesis tool is the text-to-speech voiceover. By utilizing the text-to-speech voiceover function, the content creators can generate a piece of high quality audio from text content (maximum 100 characters) in one go in different formats. Our text-to-speech function currently supports English, Chinese and Japanese. Below is a screenshot of our text-to-speech voiceover function.

(ii)	Virtual Voice Actors

We offer a wide range of virtual voice actors with differentiated voices and tones for content creators to try out and choose from. Content creators can select virtual voice actors and designate one-to-one voiceover to different characters in different languages and tones according to the genre of the video. The virtual voices are developed based on real person voice data. Content creators can first try out different virtual voices by listening to the demo and select the voices they like.

Moreover, the virtual voice actors on our platform are specifically designed to suit the characteristics of animation. As of December 31, 2024, an aggregate of four virtual male and female voice actors are available on the GIBO.ai platform, offering various tones of from calm to emotional and low-pitched to high-pitched, reflecting different characteristics of the characters developed by content creators.

(iii)	Machine Translation

As we target at users across Asia, especially in Southeast Asia, the different languages spoken by users from different countries and regions can be a major concern for their entertainment choices. In developing the functions for the AI voice synthesis tool, we incorporate machine translation function which supports major languages spoken in Asia to address this issue. Machine translation function empowers content creators to overcome language barriers and expand users’ reach with the click of a button to seamlessly translate their text into four different languages, namely English, Chinese, Japanese and Korean.

AI Image Generator

The AI image generator tool provided by GIBO Create complements its audio-generation function and generates visual art from written script within seconds. It is capable of creating detailed scenes and characters in different animation styles to provide a visual dimension to the comics.

The AI image generator tool is capable of revolutionizing the way content creators create anime from the following aspects:

●	Scene Extraction and Visualization. AI image generator excels in its ability to intelligently parse a story, identify key scenes and transitions, and convert these moments into vivid, contextually-rich images. This process involves a deep understanding of the narrative flow, ensuring that each visual output aligns perfectly with the storyline’s progression.

●	Dynamic Story Representation. Our technology dynamically adapts to the story’s evolving settings, characters, and emotions. From the serene beginnings to climactic peaks, AI image generator captures the essence of each scene, ensuring continuity and coherence in the flow of visual narrative.

●	Advanced Narrative Understanding. At the core of AI image generator is an advanced algorithm capable of deep narrative analysis. It comprehends various storytelling elements, such as plot development, character interactions, and scene settings, allowing for a nuanced and accurate translation of text to visuals.

●	Seamless Integration in Storytelling. Integrated seamlessly within our platform, AI image generator is an easy-to-use and intuitive tool to bring storytellers’ stories to life visually. Content creators can complete the transformation from written script to visualized content simply with a few clicks without leaving our platform, which makes it easier for writers and creators to convey their narratives more efficiently, enhancing the overall impact of their stories.

●	Multilingual and Multi-genre Flexibility. Catering to a diverse range of storytellers and genres, AI image generator is versatile in handling narratives from different cultures and languages. Whether it’s a fast-paced action sequence or a detailed descriptive passage, AI image generator adapts to various narrative styles, ensuring the relevance, accuracy and appropriate level of details when generalizing visualized content.

●	Continuous Learning for Enhanced Creativity. AI image generator continuously learns and improves itself, absorbing new story patterns and visual styles each time it generates visualized content and receives feedback from content creators. This ongoing development means that with each story it processes, the tool becomes more sophisticated at translating complex narratives into visual art.

●	Empowering Creative Expression. Our mission is to empower creators with cutting-edge tools, and AI image generator is a manifestation of this mission. It offers storytellers a revolutionary way to share their stories, not just through words but through an immersive visual journey.

Scriptwriting and Storyboarding Tool

Our scriptwriting and storyboarding tool represents a specialized adaptation that builds upon the generative pre-trained transformer (“GPT”) and tailors it to the unique demands of storytelling in audio comics and animation. By training GPT model using a vast amount of literary works, including comics and novels, the scriptwriting and storyboarding tool provided by GIBO Create can understand narrative structures, character development, and dialogues, specifically catering and to the creative needs of writers and artists in the digital storytelling domain.

The scriptwriting and storyboarding tool excels in elevating basic story concepts into enthralling and well-crafted narratives with comprehensive storylines, intricate plot developments, dynamic character arcs, and engaging dialogues. Creators beginning with simple ideas or outlines will find the scriptwriting and storyboarding tool to be a powerful tool, enriching story development and stimulating sparking creativity. In the art of storytelling, character depth is crucial. The scriptwriting and storyboarding tool is adept at generating character-centric monologues that add layers of depth and personality to each story. By analyzing the story’s context, characters, and overarching themes, the scriptwriting and storyboarding tool produces nuanced and compelling scripts. These monologues are a treasure trove for voice actors and animators, bringing an added dimension of realism and emotion to the narrative.

Audio-Visual Synchronization Tools

The audio-visual synchronization tools integrate audio and images effortlessly into video content, offering a smooth and efficient workflow for writers and artists. This seamless integration is pivotal in modern content creation, transforming the images, scripts and voice overs into a combined piece of work that is rich in innovation and imagination. It alleviates the more labor-intensive aspects of narrative development, allowing creators to focus on the artistic and emotional expression of their work only.

Our Users

We have a young and culturally-aspirational registered user base willing to invest in a high-quality entertainment experience. We capture the hearts and minds of our users with superior content and carefully developed AI-powered service offerings. As of December 31, 2024, we had attracted approximately 85.9 million registered users, including 73,000 content creators, from 15 countries or regions in Asia, including Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea and Japan.

We have successfully developed an ecosystem consisting of highly-engaged viewers and talented content creators, forming a virtuous cycle for realizing monetization in the near future. Users’ interactions on our platform revolve around content. The massive amount of AI-generated animation video content available on our platform as well as the vibrant interactions among users have contributed to the building of our communities. Users from different backgrounds develop strong and positive relationships among themselves, and bond over common values where each user’s backgrounds and circumstances are appreciated and positively valued.

The social and interactive features that we provide to our users include the following:

●	Following. Users can opt to follow other users and see their timeline and posts.

●	Liking and collecting. Users can like content in several ways to incentivize content creation by other users, such as giving a thumb-up or collecting to favorites.

●	Sharing. Users can share and repost content uploaded by other users.

Below is the screenshot illustrating the functions of following, liking, collecting, and sharing.

The notification and communication system available on GIBO.ai platform manages communication between us and our users, ensuring our users to be well informed and engaged. The key features of our notification and communication system includes (i) automated notifications, which alert users to new content and updates, and (ii) customizable communication preferences, through which users can customize the types of notifications that they intend to receive and choose how those are delivered, for example, through emails or web notifications.

We utilize the support and help center on our platform to provide assistance and resolve user queries. The key features of the support and help center include (i) multi-channel support, which includes emails, chatbots, and a knowledge base, (ii) troubleshooting guides and FAQs, which offer self-help resources for common issues and questions, and (iii) ticketing system, through which users can submit tickets for more complex technical issues, which are tracked and resolved by our special user support personnel.

When users register on our platform, they only need to provide us with the minimum necessary information to complete the registration process, including email address and password. When users use our platform, we automatically collect, process and store (i) user login data, including login email addresses and passwords, IP addresses and countries/areas, (ii) user engagement data, including views, likes, shares, forwards and replies, (iii) behavioral data, including user attention, heatmaps, time onsite, search histories, repeated actions, task completion, and feature usage, (iv) preferential data, including user preferences and satisfaction, and (v) user-generated data, including users’ inputs of text, image and audio data as well as AI-generated text, image, audio and video data derived from such users’ inputs. We maintain a strict user access control policy and only permit authorized employees to access the data on our platform. Our data servers on which the data we collect is stored and processed are located in Malaysia. We also work with vendors from Hong Kong and Malaysia to access certain limited data for purposes of marketing and understanding user behaviors.

Our Monetization Models

We plan to build multi-faceted monetization models that will be seamlessly integrated with our platform and our service offerings, including but not limited to (i) advertising, (ii) subscription and per-per-view, and (iii) IT services. As of the date of this report, we have entered into an IT service agreement as an effort to monetize our technological capabilities. We intend to drive further monetization through launching advertising, pay-per-view and subscription-based models in the future after our registered users reach 100 million, which is anticipated to be achieved by the end of the second quarter of 2025. Our monetization capability will support our long-term investments in content, technology and innovative service offerings, and allow us to attract more high-quality and diverse content creators. Our ability to achieve our full monetization plans relies on our capability to continuously grow our registered user base, optimize the features of our platform to offer more engaging content and incentivize users to pay. We anticipate that the funding for us to achieve our full monetization plans, including to cover the operating costs for researching and developing relevant algorithms and features, collaborating with brands and content creators for sponsored and/or exclusive content, extending marketing campaigns to promote subscriptions and recruiting relevant talent, will be up to $95 million in 2025, which we expect to be derived from the continued revenue generated from our current provision of IT services as well as capital injections by our shareholders.

Advertising

We believe our large base of active users and content creators provide advertisers with a highly attractive audience. Our young and dynamic community of user base represents a highly sought-after audience for advertisers. Leveraging our ability in utilizing big data analytical capabilities in our feed system to categorize and recommend content based on user data, we are capable of assisting advertisers to effectively reach their targeted audience.

Taking into consideration of our growth strategies for our target markets in South Asia and Southeast Asia, and upon evaluating the market potential and comparable companies, we plan to launch advertising services upon the registered users on our platform reaching 100 million, which is anticipated to be achieved by the end of the second quarter of 2025. We plan to offer our advertising services directly or through third-party advertising agencies. We plan to automatically show the viewers on our platform pre-roll, mid-roll, skippable or non-skippable ads as appropriate. We will also incentivize content creators to place sponsor ads in their videos, providing them opportunities to monetize their videos by earning commissions from the ads based on the level of viewer engagement and the number of video views of the video content they produce.

Subscription and Pay-Per-View

Taking into consideration of our growth strategies for our target markets in South Asia and Southeast Asia, and upon evaluating the market potentials and comparable companies, we plan to launch our membership subscription services when our registered users reach 100 million, which is anticipated to be achieved by the end of the second quarter of 2025. We intend to provide our future subscribers with an upgraded streaming experience and premium content and privileges, allowing them to enjoy exclusive content, enhanced streaming quality, offline viewing, and early access to popular releases.

We may also encourage individual content creators to offer their own subscriptions and incentivize viewers to support their favorite content creators directly, from which we will monetize through revenue-sharing. Aiming to encourage content creators to produce engaging content, we may introduce content creator subscription programs, creator funds and/or ad revenue sharing opportunities based on views likes, comments and/or shares generated on the video content that such content creators produce. Additionally, we may develop differentiated subscription plans and offer distinct value-added features. For example, we may offer additional on-demand AI-powered functionalities and we may introduce digital items, including customized emojis, digital badges and digital wallpaper for purchase.

Along with membership subscriptions, we will also launch pay-per-view options for non-subscribing viewers, allowing them to pay at a per video rate and access certain exclusive premium video content on our platform on an individual, on-demand basis. We also plan to offer self-produced animation movies or TV series on our platform, and charge viewers on a per-movie or per-episode basis following 2026.

IT Services

Leveraging our technological capabilities, particularly our surplus computational resources built upon our AI models and frameworks, since September 2024, we have commenced to provide IT services aiming to empower the business growth of enterprise customers in various industrial verticals, primarily AI and technology companies, while accelerating our own monetization.

The service scope of our IT services primarily includes, among other things, (i) platform customization and integration services, helping customers to design, modify and integrate functionalities in their own systems, (ii) data migration and content management services, assisting customers in their large-scale data migration and content liability management, and (iii) enterprise-level data security services, providing customers with advanced information security technologies and measures to address data concerns. Pursuant to the IT service agreement we have entered with an enterprise customer, a total consideration of US$60,000,000 will be made to us in installments, each installment to be paid within 14 days upon the customer’s receipt of invoice. The agreement is for services on a continued basis without a fixed term, and may be terminated by either party by at least two months written notice without cause, or terminated with immediate effect for causes including failure to cure material breach within 30 days, winding up and ceasing of business operation. The termination of the agreement shall be without prejudice to the rights of either party accrued prior thereto. Each party shall keep confidential all information obtained from the other party pursuant to the IT service agreement, and the customer shall not, during the course of the agreement and for a period of 12 months thereafter, engage the service or offer employment to any of our employees.

As of the date of this report, we have entered into an IT service agreement.

To support the growth in users and lay the foundation for our future revenue streams, we have made substantial investments to upgrade our IT service infrastructure. As our business grows and our user population further enlarges, we expect to continue to refine and optimize our underlying technological capabilities, on which we can continuously capitalize through the provision of IT services to enterprise customers. As such, we expect IT services to continue to constitute a supplemental revenue stream of ours in the future. Additionally, through the provision of IT services, we also intend to further enhance our brand awareness among AI and technology companies in our targeted markets and thereby facilitate the growth in the number of our registered users.

Sales and Marketing

We rely on our exceptional user service, leading service quality, broad service offerings, and low-resistance onboarding strategy to attract and retain users on our platform. This strategy is focused on building and maintaining strong user relationships rather than traditional marketing and advertising. We also rely on word-of-mouth referrals by providing quality content and service offerings to attract new users or retain existing users. In the future, we plan to collaborate with content creator communities to attract more content creators to join our platform, host or sponsor contests to discover and attract talented content creators, and provide educational resources and events to engage content creators and inspire regular viewers to unleash their creativity and become content creators through us.

Regulations

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business online, many of which are still evolving and could be interpreted in ways that could harm our business. Concerns regarding AIGC tools may in the future result in legislation or other governmental action that could require changes to our platform.

We are subject to various laws, regulations, and obligations regarding privacy, data protection, and cybersecurity. Some jurisdictions require companies to notify individuals of data security breaches involving certain types of personal data. We post on our website our privacy policy, terms of use, content creation policy and cookies policy, which explain how we collect, use, disclose, and protect information and users’ choices about the collection and use of their information. Any actual or perceived failure by us to comply with our posted privacy policy or laws, regulations, or obligations relating to privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands, and litigation by our users, any of which could harm our business, financial condition, and results of operations. Laws, regulations, and other actual and asserted obligations relating to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and we may not be or may not have been compliant with such laws, regulations or obligations, and we may face allegations that our activities or practices are not or have not been, compliant with each such law, regulation or other obligation. Because our services are accessible from multiple jurisdictions, certain foreign jurisdictions may claim that we are required to comply with their laws, regulations, and obligations, including in jurisdictions where we have no local entity, employees or infrastructure. Working to comply with these varying international requirements could cause us to incur additional costs and change our business practices.

Further, our reputation and brand may be negatively affected by the actions of our users that are deemed to be hostile, offensive, inappropriate or unlawful. Although we maintain content management and review procedures, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. Failure to identify and prevent illegal or inappropriate content from being uploaded on our platform may subject us to liability. To the extent that local regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by our terms of service.

Competition

According to Frost & Sullivan, the AIGC animation streaming platform market in Asia has experienced a tremendous growth in the past few years due to the revolutionized debut of generative AI technology. From 2019 to 2023, such market increased from US$4.3 billion to US$12.5 billion, representing a CAGR of 30.6%. We face competition principally from other AIGC animation streaming platforms, including (i) creator-facing ones, which provide technology services to animation creators with a suite of AI-powered tools, and (ii) viewer-facing ones, which provide streaming services to viewers to access animation content.

We believe that we are strategically well-positioned in the industry, and that we compete favorably based on our variety of content and service offerings, brand recognition, deep understanding of the AIGC animation streaming platform industry, advanced technologies, and superior user experience. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to our Business and Industry— The markets in which we participate are competitive and, if we do not compete effectively, our business, financial condition and results of operations could be harmed.” in the Form F-4, as amended (File No. 333-285183), which is incorporated herein by reference.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success, and rely on intellectual property laws in Hong Kong, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights. As of December 31, 2024, we owned three patent applications in relation to our AI-powered voice synthesis, image generation, and scriptwriting tools, 15 registered trademarks and two registered domain names in Hong Kong.

Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, and controls access to and distribution of our proprietary information. For risk that we may face in this respect, see “Risk Factors — Risks Related to our Business and Industry— We have limited ability to protect and defend our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could harm our business and competitive position.” in the Form F-4, as amended (File No. 333-285183), which is incorporated herein by reference.

Insurance

Consistent with common industry practice, we do not currently maintain business liability insurance, business interruption insurance or key-man insurance. See “Risk Factors — Risks Related to our Business and Industry — Inability to obtain or maintain adequate insurance coverage could adversely affect its results of operations.” in the Form F-4, as amended (File No. 333-285183), which is incorporated herein by reference.

C.	Organizational Structure

The following diagram depicts an organizational structure of the Company as of the date of this Report.

D.	Property, Plants and Equipment

We are headquartered in Hong Kong. We lease our office space under operating lease agreements from independent third parties. As of December 31, 2024, we leased an aggregate of approximately 2,100 square feet of office space in Hong Kong, with lease terms that typically last for a year. We believe that our existing facilities are generally adequate to meet our current needs, and expects to obtain additional facilities, primarily through leasing, as needed, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through GIBO and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements of GIBO and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe in the Form F-4, as amended (File No. 333-285183) under the section titled “Risk Factors,” which are incorporated herein by reference.

Overview

Founded with an aim to revolutionize content creation and consumption through AI, we have become a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. As of December 31, 2024, we had approximately 85.9 million registered users, including approximately 73,000 content creators, from 15 countries or regions in Asia, namely Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea, Japan, Taiwan, Bangladesh, India, Cambodia, Hong Kong, Singapore and Laos. As of the same date, we had an average of approximately 37.5 million MAUs on our platform since its inception in September 2023. On our platform, young people create AI-generated content, discover the things they love, and interact and engage with one another.

Our technology platform powers the GIBO.ai website, which features AI-generated animation video content and provides an efficient, interactive, and easy-to-use way to create and share online comic content. GIBO.ai enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, launched in September 2023 and equipped with cutting-edge generative AI-powered technology for the generation of animation video content, emphasizes on the establishment of a sustainable ecosystem that can not only empower animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform.

The AI-generated animation video content on GIBO.ai, currently offered substantially in short-form entertainment videos, covers a wide variety of themes ranging from superhero to battle royale and generally tells stories from popular comic books in entertaining yet informative ways. Driven by the big data analytical capabilities, we learn user preferences with respect to content tags and personalize feeds accordingly. As of December 31, 2024, we had approximately 142,000 video uploads and approximately 112.3 billion aggregate video views on our platform. As of the same date, we had enabled over 44.0 million user interactions on our platform, including posts, comments, likes, shares, private messages.

GIBO.ai offers a suite of AI-powered content creation tools through GIBO Create, allowing content creators to employ AI tools through all stages of content creation. GIBO Create currently encompasses (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. With the help of these tools, content creators can use GIBO Create to effortlessly generate (i) human-like voiceovers with premium quality in multiple languages, voices, tones and styles, and (ii) unique images in distinctive comic styles that visualize the creators’ ideas and can be generated in seconds with only a few simple clicks, enabling creators to expand creative possibilities, streamline content production, and create localized, engaging entertaining content. We have nurtured an encouraging community culture that respects creativity, rewards creators and motivates the creation of inspirational content, thorough which young people can connect with each other over shared interests in content. As of December 31, 2024, the content creators accumulatively utilized our text-to-image function for more than 1.1 million times and the text-to-audio function for more than 3.7 million times.

Leveraging our vibrant ecosystem comprised of highly-engaged users and talented creators of AI-generated content, we aim to form a virtuous cycle for commercialization. While access to our platform is currently free for all users, we plan to drive monetization through launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services. In 2024 and 2023, we generated revenue of $30.0 million and nil, respectively, and incurred net losses of $24.9 million and $12.1 million, respectively.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Retain and Expand Our User Base Depends on Our Ability to Offer high-quality AI Animation Content that Meets User Preferences and Demands.

Our success depends on our ability to offer high-quality content focused on animation and games. The breadth, depth, and quality of our AI animation content are fundamental in maintaining the attractiveness and value to our users. As of December 31, 2024, we have developed approximately 85.9 million registered users. We rely on our experience from past and current operations to offer, manage, and refine our high-quality AI animation content, which may not be effective as user preferences and market trends change. If we are unable to expand into new high quality AI animation content by diversifying our animation or gaming product pipeline, our ability to keep AI animation content offerings comprehensive and up-to-date may be adversely affected. If we are unable to keep up with evolving user preferences, we may experience a decline in the attractiveness of our user base.

User generated content and professional generated user content are critical to our AI animation content offering. We encourage and support user generated content and professional generated content in providing AI animation content to sustain our popularity among users and as an effective for product development inspiration. Any failure in encouraging, supporting, and incentivizing user generated content may materially and adversely affect the breadth, depth, and quality of our AI animation content offerings. If we are unable to continue to offer high-quality AI animation content, the reputation and attractiveness of our brand could be compromised, and it may experience a decline in our user base, which could materially and adversely affect our business and future results of operations.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to improve our operating efficiency, which is determined by our abilities to monitor and adjust costs and expenses. Specifically, we consider our ability to monitor and adjust staffing costs (including payroll and employee benefit expenses), administrative expenses and research and development costs essential to the success of our business. If our operating costs exceed our estimated budget, our operational efficiency might decrease, having an adverse impact on our business, results of operation, and financial condition.

Our Ability to Compete Successfully

We face significant competition from other animation and gaming companies and other players in the online entertainment market. Some of our competitors, including have a longer operating history, a large user base, or greater financial resources than we do. Our competitors may compete with us in a variety of ways, including attracting the same target users, produce similar styled animations and games, and conducting brand promotions and other marketing activities. In addition, we face competition for leisure time, attention and discretionary spending of our animation players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations, developments or product launches. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive content, or that our users do not find our animation games to be compelling or if other existing or new leisure time activities are perceived by our users to offer greater variety, affordability, interactivity and overall enjoyment, our user base and our market share may decrease, which may materially and adversely affect our business, our future financial condition, and results of operations.

Results of Operations

The following table summarizes the results of our operations for the periods presented, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended December 31,		Variances
	2024	2023	Amount	%

Revenue	$30,000,000	-	$30,000,000	100.0%
Cost of revenue	4,368,333	-	4,368,333	100.0%
Gross profit	25,631,667	-	25,631,667	100.0%

Operating costs
General and administrative expenses	1,253,323	$719,260	534,063	74.3%
Depreciation and amortization	209,431	76,097	133,334	175.2%
Research and development expenses	49,032,968	11,326,463	37,706,505	332.9%
Total operating costs	50,495,722	12,121,820	38,373,902	316.6%

Loss from operations	(24,864,055)	(12,121,820)	(12,742,235)	105.1%

Other income (expense)
Interest income	371	191	180	94.2%
Foreign exchange translation gain	11,351	4,060	7,291	179.6%
Total other income	11,722	4,251	7,471	175.7%

Net loss before income taxes	(24,852,333)	(12,117,569)	(12,734,764)	105.1%

Income tax expense	-	-	-	-

Net loss	$(24,852,333)	$(12,117,569)	$(12,734,764)	105.1%

Revenues

Our total revenue increased by $30,000,000, or 100.0%, to $30,000,000 in fiscal year 2024 from Nil in fiscal year 2023. The increase in our revenue was primarily due to an increase in revenue from IT services to customers in fiscal year 2024.

While access to our platform is currently free for all users, we plan to drive monetization and generate revenues through launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services. As of the date of this proxy statement/prospectus, we have entered into an IT service agreement which leverages our technological capabilities to empower the business growth of our enterprise customers and accelerate the monetization of our business. See “Information Related to GIBO – Our Monetization Models” for details.

Cost of Revenue

Our cost of revenue increased by $4,368,333, or 100.0%, from  Nil in fiscal year 2023 to $4,368,333 in fiscal year 2024 , primarily due to increased revenue associated with our IT services.

Operating Costs

Our operating costs primarily include research and development expenses, marketing and promotional expenses, professional fees, depreciation and amortization.

Our only activities from inception through December 31, 2023 and December 31, 2024 were research and development of AI animation technology and content, development of users and searching for a Business Combination opportunity. We incur expenses associated with conducting AI animation research and development, marketing activities to develop user base and general organization administrative expenses.

Interest Income

We generate immaterial non-operating income in the form of interest income on our cash deposit.

Comparison of the Fiscal Year Ended December 31, 2024 and 2023

Total operating costs increased by approximately $38,373,902, or 316.6%, from $12,121,820 in the fiscal year 2023 to $50,495,722 in fiscal year 2024.

The increase in our operating costs primarily due to (i) an increase in research and development expenses by $37,706,505 or 332.9%, from $11,326,463 in fiscal year 2023 to $49,032,968 in fiscal year 2024 because we outsourced more AI animation development services to third-party vendors in fiscal year 2024 than we did in fiscal year 2023 to conduct AI-driven market research, user preference analysis, AI animation software design, prototyping of the user interface, security architecture outlining measures for data protection, encryption, and intrusion prevention, and integration of backend systems, third-party services, and AI functionalities, etc. which led to higher research and development expenses in fiscal year 2024; (ii) an increase in depreciation and amortization expenses by $133,334 or 175.2%, from $76,097 in fiscal year 2023 to $209,431 in fiscal year 2024, primarily because our computer software and applications used in conducting our AI animation business, which led to increased amortization expenses during fiscal year 2024; and (iii) an increase in general and administrative expenses by $534,063 or 74.3%, from $719,260 in fiscal year 2023 to $1,253,323 in fiscal year 2024 because of increased professional and consulting service fees.

As a result of the above, we reported a net loss of $24,852,333 in fiscal year 2024, as compared to a net loss of $12,117,569 in fiscal year 2023.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of December 31, 2024 and as of the date of this proxy statement/prospectus. Our consolidated assets and liabilities and consolidated operating costs and net loss are the operation results of our subsidiary Hong Kong Daily and GIBO AI. Our subsidiary’s ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Hong Kong and Cayman Islands. As of December 31, 2023 and 2024, none of the net assets of our subsidiary in Hong Kong and Cayman Islands were restricted net assets and there were no funds transferred from Hong Kong Daily and GIBO AI to us in the form of loans, advances, or cash dividends during the years ended December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, we reported a net loss of approximately $24.9 million and $12.1 million, respectively, primarily due to significant amount of research and development costs incurred when we outsourced AI animation development projects to third-party vendors to conduct AI-driven market research, user preference analysis, AI animation software design, prototyping of the user interface, security architecture outlining measures for data protection, encryption, and intrusion prevention, and integration of backend systems, third-party services, and AI functionalities. Cash provided by operating activities amounted to approximately $23.6 million for the years ended December 31, 2024, and Cash used in operating activities amounted to approximately $11.4 million for the years ended December 31, 2023, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Our liquidity is based on our ability to obtain financing from investors to fund our general operations and business expansion needs. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of December 31, 2023, we had cash balance of approximately $6.1 million and working capital of approximately $5.2 million. As of December 31, 2024, we had cash balance of approximately $86.8 thousand and net current liabilities of approximately $24.7 million. Historically, we obtained working capital financing primarily through shareholder investment and borrowing from related parties. During the fiscal year 2021, 2022 and 2023, seven investor groups contributed $836,616, $11,824,763 and $17,525,456 to increase the paid-in capital of Hong Kong Daily, respectively. As of December 31, 2024 and 2023, total capital contribution received from our shareholders amounted to $30,200,855. In addition, as of December 31,2024 and 2023, we had borrowed approximately $3.4 million and $1.5 million from related parties to support our working capital needs, respectively. Such borrowings amounted $2.3 million and $1.5 million are interest free and due on demand as of December 31,2024 and 2023, respectively, borrowings amounted $1.1 million are 3% or 5% per annum interest rate and due in year 2026 as of December 31,2024.

However, there can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce our research and development expenditure and certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. In the six months ended December 31, 2024, we have generated revenues amounted $30.0 million, and we continued need to raise additional capital to finance our future operations. Accordingly, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these financial statements are issued. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The following table sets forth summary of our cash flows for the periods presented:

	For the Years Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$23,608,570	$(11,422,031)
Net cash used in investing activities	(30,000,000)	(600,000)
Net cash provided by financing activities	426,317	18,043,307
Net (decrease) increase in cash	(5,965,113)	6,021,276
Cash, beginning of year and period	6,051,863	30,587
Cash, end of year and period	$86,750	$6,051,863

Operating Activities

Net cash provided by operating activities amounted to $23,608,570 for the years ended December 31, 2024, and primarily consisted of the following:

●	net loss of $24,852,333;

●	A decrease in prepaid expenses and other current assets of $524,415 and an increase in accrued expenses and other current liabilities of $2,203,647. The decrease in prepaid expenses and other current assets primarily due to decrease in prepaid server expense in the years ended December 31, 2024, the increase in accrued expenses and other current liabilities primarily due to an increase in accrued agent fee of GIBO.

Net cash used in operating activities amounted to $11,422,031 for the year ended December 31, 2023, and primarily consisted of the following:

●	net loss of $12,117,569;

●	A decrease in other current assets of $577,881 and an increase in other current liabilities of $41,560. The decrease in other current assets primarily due to prepaid server expense in the fiscal year 2022, the increase in other current liabilities primarily due to an increase in accrued /register agent fee of GIBO.

Investing Activities

Cash used in investing activities was $30,000,000 for the year ended December 31, 2024, which primarily included purchases of servers and network equipment used in conducting our AI animation business.

Cash used in investing activities was $600,000 for the year ended December 31, 2023, which primarily included purchases of computer software and applications used in conducting our AI animation business.

Financing Activities

Cash provided in financing activities was $426,317 for the years ended December 31, 2024, which consisted of borrowing from related parties and third parties as working capital of $1,930,779 and $105,252, respectively, and payment of deferred offering costs of $1,609,714.

Cash provided by financing activities was $18,043,307 for the year ended December 31, 2023, which consisted of capital contribution by shareholders of $17,525,456 and borrowing from related parties as working capital of $517,851.

Trend Information

Other than as disclosed elsewhere in this proxy statement/prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 and 2023.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Contractual Obligation

Contractual Obligations

Our subsidiary Hong Kong Daily entered into non-cancelable leases agreement with the landlord for office lease. For the years ended December 31, 2024 and 2023, we reported total operating lease expenses of $77,976 and $77,976, respectively.

The following table summarizes the maturity of operating lease liability and future minimum payments of operating leases as of December 31, 2024:

Amounts
Year ending December 31,
2025	$38,988

Total future minimum lease payments	38,988
Less: imputed interest	(425)
Present value of operating lease liability	$38,563

Total future minimum lease payments under the non-cancelable operating lease with respect to the offices lease as of December 31, 2024 is as follows:

Lease commitment
Within 1 year	$38,988

Total	$38,988

Critical Accounting Policy, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the realizability of prepayments, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this proxy statement/prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in “Note 2. Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address of our directors and executive officers is Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong.

Name	Position
Chun Yen “Dereck” Lim	Founder and Chairman of Board of Directors
Jing Tuang “Zelt” Kueh	Director, Chief Executive Officer and Chief Technology Officer
Kwan Chen “Katrina” Hung	Chief Financial Officer
Li Noi Chia	Independent Director
Bee Lian Ooi	Independent Director
Peter Ban	Independent Director

Mr. Chun Yen “Dereck” Lim is our chairman of board of directors. Prior to the consummation of the Business Combination, he has served as the chairman of the board of directors of GIBO since September 2023 and as our director since July 2024. Since March 2015, he has served as the chief marketing officer of Sri Highlights Carriage Services Sdn. Bhd., a vehicle carriage management and logistics services provider in Malaysia, where he oversees the digital transition of the company’s business model and marketing-related matters. In 2019, he also served as a project manager at SinoBumi Resource Sdn. Bhd., where he took charge of project coordination and prepared budget forecast. From 2008 to 2012, Mr. Lim studied Management and Marketing at Monash University.

Mr. Jing Tuang “Zelt” Kueh is our director, chief executive officer and chief technology officer. Prior to the consummation of the Business Combination, he has served as the chief technology officer of GIBO since September 2023 and the chief executive officer of GIBO since January 2024. Prior to joining GIBO, from November 2018 to June 2022, he served as the chief executive officer at ARx Media Sdn. Bhd., a Malaysian full-stacked technology solutions provider specializing in the application of artificial intelligence. From October 2019 to May 2022, Mr. Kueh served as the technology advisor at Katch International Sdn. Bhd., a health and wellness software-as-a-service company. Mr. Kueh obtained his bachelor’s degree with honors in civil engineering from Swinburne University of Technology in 2013.

Ms. Kwan Chen “Katrina” Hung is our chief financial officer. Prior to the consummation of the Business Combination, she has served as the chief financial officer and director of GIBO since September 2023. Prior to joining GIBO, from August 2016 to August 2023, she served as the head of investment at Hong Kong Fine Wine Exchange Center Limited in charge of retail sales of premium wine and spirits. From February 2015 to July 2016, Ms. Hung served as a secretary at Manllion Financial Group Limited in charge of administrative reporting to senior management. From 2012 to 2014, Ms. Hung studied at Wilfrid Laurier University and HKU School of Professional and Continuing Education.

Ms. Li Noi Chia serves as our independent director. Since April 2017, Ms. Chia has served as the finance executive at HLA Garment (Malaysia) Sdn Bhd, an international retail clothing brand, where she oversees accounting, financial reporting, tax reporting, annual budgeting and planning. From January 2016 to March 2017, Ms. Chia served as the manager of accounts payable at Onyx Corporate Pty Ltd., an Australian corporate advisory firm. From April 2009 to December 2015, Ms. Chia served as an accounts payable executive at Ensco Australia Pty Ltd., an Australian oil and gas provider, where she handled accounts payables and process flows. Ms. Chia obtained her bachelor’s degree in Accounting and Banking & Finance from Monash University in Malaysia in 2004.

Ms. Bee Lian Ooi serves as our independent director. In June 2020, Ms. Ooi founded JL Signature Sdn. Bhd., a private investment and asset management firm focusing on real estate and technology-driven investment holdings in Malaysia, and she has served as the Managing Director since then. Specializing in haemodialysis patient care and general life support interventions, Ms. Ooi had served as an Associate Director of Nursing Department of the Penang Community Haemodialysis Society from January 2015 to March 2022, a healthcare provider. Her tenure included years of progressive leadership with experience in governance, operations, strategy development, advocacy, human resources and business development, where she served on several association-wide task forces. Since January 2008, Ms. Ooi has also served as a Sales and Marketing Manager in Healthcare Retailer Extra Excel (Malaysia) Sdn. Bhd., with experience in marketing healthcare and wellness products in the Malaysian market. Ms. Ooi received her Executive Master of Business Administration Degree from Lincoln University College, Malaysia in June 2022, and obtained a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia in September 1992.

Mr. Peter Ban serves as our independent director. Since July 2022, Mr. Ban has served as the chief executive officer at International Commence Center of Kuala Lumpur, a Malaysian real estate development and asset management company. From December 2017 to July 2022, he served as the residences manager and acting director of residences at Four Season Hotels & Report, a global luxury hotel and resort brand. Mr. Ban received his bachelor’s degree in Hospitality Management from Technological University Dublin.

Family Relationship

There is no familial relationship among our directors and executive officers.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officer is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice. Each executive officer has agreed to hold in strict confidence and not to use, except for our benefit, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and clients, received by us. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and two years following the termination of the employment.

We have also entered into indemnification agreements with our directors and executive officers. We will indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being our directors or executive officers.

B.	Compensation

For the years ended December 31, 2023 and 2024, GIBO paid nil and nil, respectively, in cash to its executive officers and directors. For the year ended December 31, 2024 and as of the date of this report, we have not paid compensation to our executive officers and directors.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a meeting of our directors.

A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm, shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Subject to the rules of the Nasdaq and the disqualification by chairman at the relevant meeting of our board of directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein. If he or she does so, his or her vote shall be counted and such director may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered shall come before the meeting for consideration.

The directors may from time to time at their discretion exercise all the powers to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party. None of the directors have a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors, and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Li Noi Chia, Ms. Bee Lian Ooi, and Mr. Peter Ban, and will be chaired by Ms. Li Noi Chia. Ms. Li Noi Chia, Ms. Bee Lian Ooi and Mr. Peter Ban satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Li Noi Chia qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of its internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of its audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Peter Ban, Ms. Bee Lian Ooi and Ms. Li Noi Chia, and will be chaired by Mr. Peter Ban. Mr. Peter Ban, Ms. Bee Lian Ooi and Ms. Li Noi Chia satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. The executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for its executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for its executives other than the three most senior executives;

●	reviewing the compensation of its directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Bee Lian Ooi, Mr. Peter Ban and Ms. Li Noi Chia, and is chaired by Ms. Bee Lian Ooi. Ms. Bee Lian Ooi, Mr. Peter Ban and Ms. Li Noi Chia satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become its directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with its code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise their skills and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. We have a right to seek damages against any director who breaches a duty owed to it.

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees. Our nominating and corporate governance committee is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors.

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of association as currently effective, we may by an ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between us and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board.

A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

In addition, the office of our directors shall be vacated if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to us; or (d) is removed from office pursuant to other provisions in the amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2024, we had 23 full-time employees. The following table sets forth the numbers of our full-time employees categorized by function as of the same date.

Function	Number of Employees	Percentage
Information technology	7	30.5%
Operations	5	21.7%
Research and development	4	17.4%
Finance and administration	2	8.7%
Design and marketing	5	21.7
Total	23	100.0%

Our success depends on our ability to attract, retain, and motivate qualified employees. As part of our human resources strategy, we provide our employees with competitive salaries and performance-based cash bonuses. In addition, we provide regular training and development programs on topics critical to our business operations. We have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We enter into standard employment contracts and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees. To date, we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

●	each person or group of affiliated persons, known by us to beneficially own 5.0% or more of our outstanding Ordinary Shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 725,367,986 Ordinary Shares (including 530,404,830 Class A Ordinary Shares and 194,963,156 Class B Ordinary Shares) issued and outstanding as of the date of this Report, after giving effect to the Business Combination.

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Ordinary Shares	% of Voting Power
Directors Nominees and Executive Officers (1)
Chun Yen “Dereck” Lim	-	39,227,999	5.4%	17.7%
Jing Tuang “Zelt” Kueh	-	10,698,545	1.5%	4.8%
Kwan Chen “Katrina” Hung	7,132,363	-	1.0%	*
Li Noi Chia	-	-	-	-
Bee Lian Ooi	5,000	-	*	*
Peter Ban	-	-	-	-
All Director Nominees and Executive Officers as a Group	7,137,363	49,926,544	7.9%	22.5%
5.0% Shareholders
Chun Yen “Dereck” Lim	-	39,227,999	5.4%	17.7%

Notes:

*	Representing less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T. Hong Kong.

B.	Related Party Transactions

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Lim Chun Yen	Chief Executive Officer of the Company
Ms. Hung Kwan Chen	Chief Financial Officer of the Company
Mr. Kueh Jing Tuang	Chief Technology Officer of the Company
General Analytics Limited	Shareholder of the Company
Billion Start Enterprise Limited	Shareholder of the Company
Chinese Top Asset Management Holdings Limited	Shareholder of the Company
Dragon Huge Development Limited	Shareholder of the Company
Treasure Nice Investment Limited	Shareholder of the Company
Prime King Investment Limited	Shareholder of the Company
Stand Best Creation Limited	Shareholder of the Company

b. Services received from related parties

Services received from related parties consist of the following:

	For the years ended December 31,
Name	2024	2023
Chinese Top Asset Management Holdings Limited	$115,000,000	$-
Billion Start Enterprise Limited	19,000,000	-
Dragon Huge Development Limited	13,000,000	-
Treasure Nice Investment Limited	9,000,000	-
Total Services received from related parties	$156,000,000	$-

c. Amounts due to related parties

Amounts due to related parties consist of the following:

	As of December 31,
Name	2024	2023
Chinese Top Asset Management Holdings Limited	$21,800,000	$-
Mr. Lim Chun Yen	1,041,846	247,900
Ms. Hung Kwan Chen	590,223	644,488
Mr. Kueh Jing Tuang	466,292	344,100
General Analytics Limited	233,300	233,300
Prime King Investment Limited	5,000	-
Total due to related parties	$24,136,661	$1,469,788

As of December 31, 2024 and 2023, the balance of due to related parties (excluding Chinese Top Asset Management Holdings Limited) was comprised of advance from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

On November 11, 2024, the Company entered into an equipment purchase agreement with a related party supplier, Chinese Top Asset Management Holdings Limited (“CTA”), to purchase a set of equipment from CTA with an aggregate purchase price of $51.8 million. On November 25, 2024, the Company notified the Customer Grand Harvest Corporation Limited to directly pay $30 million on behalf of the Company to CTA in order to speed up settlement process and streamlines cash flow management of each party. As a result, the balance of CTA was $21,800,000 as of December 31,2024.

d. Loan from related parties

Loans from related parties consist of the following:

	As of December 31,
Name	2024	2023
Prime King Investment Limited	$1,007,106	$-
Stand Best Creation Limited	56,800	-
Total loan from related parties	$1,063,906	$-

As of December 31,2024, the balance of loan from related parties was comprised of loan from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such loan was 3% or 5% per annum interest rate bearing and due in year 2026.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

Subject to any rights and restrictions for the time being attached to any shares, our directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of our funds lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any shares, we may declare dividends by an ordinary resolution, but no dividend shall exceed the amount recommended by the directors.

B.	Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of the Class A ordinary shares and Warrants

Our Class A ordinary shares and warrants to purchase the Class A ordinary shares listed on Nasdaq are traded under the symbols “GIBO” and “GIBOW,” respectively. Holders of our securities should obtain current market quotations for their securities. There can be no assurance that our securities will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our securities could be delisted from Nasdaq. A delisting of our securities will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Transfer Restrictions

As of the date of this Report, the Sponsor and BUJA’s previous officers and directors beneficially own approximately 0.04% of the aggregate voting power of our issued and outstanding share capital. Pursuant to the terms of the letter agreement entered into by and among BUJA, the Sponsor, the officers and directors of BUJA, the BUJA Founder Shares (converted into shares of our Class A Ordinary Shares at the Second Merger Effective Time) are subject to certain transfer restrictions: in the case of BUJA Founder Shares, not to transfer, assign or sell any of the BUJA Founder Shares (except to certain permitted transferees) until (1) with respect to 50% of the BUJA Founder Shares, the earlier of six months after the date of the consummation of the Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (2) with respect to the remaining 50% of the BUJA Founder Shares, six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, BUJA consummates a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Upon the consummation of the Business Combination, we issued 28,534 Class A Ordinary Shares pursuant to the Advisory Agreement dated April 22, 2024 between A.G.P./Alliance Global Partners and BUJA for the transaction fee of $325,000, based on the price of $11.39 per share as of March 11, 2025 the day prior to the effectiveness of the Company’s registration statement on Form F-4 (File No. 333-285183), as amended. Such shares are subject to a 180-day FINRA lock-up.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A ordinary shares and warrants to purchase the Class A ordinary shares are listed on the Nasdaq Stock Market under the symbols “GIBO” and “GIBOW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is $50,000 divided into 50,000,000,000 shares of par value of US$0.000001 each, comprising of (i) 45,000,000,000 Class A ordinary shares of par value of US$0.000001 each and (ii) 5,000,000,000 Class B ordinary shares of par value of US$0.000001 each.

As of the date hereof, subsequent to the consummation of the Business Combination, there are 530,404,830 Class A ordinary shares and 194,963,156 Class B ordinary shares issued and outstanding. All of the Ordinary Shares issued and outstanding have been fully paid and are non-assessable.

Upon the consummation of the Business Combination, outstanding BUJA Warrants were assumed by the Company and converted into corresponding Warrants to purchase 2,873,741 Class A Ordinary Shares.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of our amended and restated memorandum and articles of association is included in the Form F-4, as amended (File No. 333-285183) under the section titled “Description of PubCo’s Share Capital” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Cayman Islands of our ordinary shares.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of our Class A Ordinary Shares are described in the Form F-4, as amended (File No. 333-285183) under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements of the Company as of December 31, 2024 and 2023 and for the years then ended included in this Report have been audited by Enrome LLP, independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of BUJA as of December 31, 2024 and 2023 and for the years then ended included in this Report have been audited by UHY LLP, independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2024 and 2023.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign exchange risk

Our functional currency and reporting currency is both USD. We are exposed to foreign exchange risk in respect of our operating activities when purchase of services in Hong Kong or other areas is using transaction currency other than USD.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

B.	Warrants

There are 2,873,741 warrants outstanding as of May 8, 2025. Following the consummation of the Business Combination, we have assumed all outstanding warrants issued by BUJA and converted them into corresponding warrants to purchase our Class A Ordinary Shares (the “Assumed Public Warrants”). The Assumed Public Warrants have substantially the same terms as the warrants issued by BUJA, and will not become exercisable until 30 days after the Second Closing, provided that and will expire five years after the completion of the Business Combination. However, we shall not be obligated to issue any Class A Ordinary Share pursuant to the exercise of a warrant and shall have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to our Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current. Each Warrant will entitle the holder thereof to purchase one Class A Ordinary Share of ours at a price of $11.50 per whole share, subject to adjustment. The warrants may be exercised only for a whole number of our Class A Ordinary Shares.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of GIBO as of December 31, 2023 and 2024 and for the years then ended are filed as part of this Report beginning on page F-2.

The financial statements of BUJA as of December 31, 2023 and 2024 and for the years then ended are filed as part of this Report beginning on page F-7.

The unaudited pro forma condensed combined financial information of GIBO and BUJA are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBIT

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of GIBO Holdings Limited, as currently in effect.
2.1	Specimen Ordinary Share Certificate of GIBO Holdings Limited (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-285183), filed with the SEC on March 4, 2025).
2.2	Specimen warrant certificate of GIBO Holdings Limited (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (Reg. No. 333-285183), filed with the SEC on March 4, 2025).
2.3	Warrant Agreement, dated June 27, 2023, between Bukit Jalil Global Acquisition 1 Ltd. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of Bukit Jalil Global Acquisition 1 Ltd. as filed with the SEC on June 30, 2023).
2.4	Assignment, Assumption and Amendment Agreement, dated May 8, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., Bukit Jalil Global Investment Ltd. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of Bukit Jalil Global Acquisition 1 Ltd. as filed with the SEC on May 12, 2025).
4.1	Business Combination Agreement, dated August 5, 2024, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub I Limited, GIBO Merger Sub 2 Limited, and Global IBO Group Ltd. (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
4.2	Amendment to Business Combination Agreement, dated March 3, 2025, by and among GIBO Holdings Limited, B Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub I Limited, GIBO Merger Sub 2 Limited, and Global IBO Group Ltd. (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-285183), filed with the SEC on March 4, 2025).
4.3	Company Shareholder Support Agreement, dated August 5, 2024, by and among GIBO Holdings Limited, Global IBO Group Ltd., Bukit Jalil Global Acquisition 1 Ltd. and certain security holders (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of Bukit Jalil Global Acquisition 1 Ltd. as filed with the SEC on August 9, 2024).
4.4	Registration Rights Agreement, dated May 8, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Investment Ltd. and certain security holders (incorporated herein by reference to Exhibit 10.2 to the Form 8-K of Bukit Jalil Global Acquisition 1 Ltd. as filed with the SEC on May 12, 2025).
4.5	Letter Agreement, dated June 27, 2023, among Bukit Jalil Global Acquisition 1 Ltd. and certain security holders (incorporated herein by reference to Exhibit 10.6 to the Form 8-K of Bukit Jalil Global Acquisition 1 Ltd. as filed with the SEC on June 30, 2023).
4.6	Form of Indemnification Agreement between GIBO Holdings Limited and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
4.7	Sales and Purchase Agreement, dated May 10, 2024, by and between Global IBO AI Technology Ltd. and Chinese Top Asset Management Holdings Limited (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).

4.8	Waiver Letter Agreement, dated March 1, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub I Limited, GIBO Merger Sub 2 Limited, and Global IBO Group Ltd. (incorporated herein by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-285183), filed with the SEC on March 4, 2025).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025)
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Global IBO Group Ltd. and Bukit Jalil Global Acquisition 1 Ltd.
15.2 *	Consent of Enrome LLP.
15.3*	Consent of UHY LLP.

(*) Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIBO HOLDINGS LIMITED

Date: May 14, 2025	By:	/s/ Jing Tuang “Zelt” Kueh
	Name:	Jing Tuang “Zelt” Kueh
	Title:	Chief Executive Officer

BUKIT JALIL GLOBAL ACQUISITION 1 LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Bukit Jalil Global Acquisition 1 Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Bukit Jalil Global Acquisition 1 Ltd. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared to assume the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, and incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in the pursuit of the consummation of a business combination. The Company’s cash and working capital as of December 31, 2024 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events, conditions and plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, and our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 15, 2025

BUKIT JALIL GLOBAL ACQUISITION 1 LTD

BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash	$15,265	$295,372
Prepaid expenses	5,000	101,684
Total current asset	20,265	397,056

Investments held in Trust Account	32,819,527	59,884,239
TOTAL ASSETS	$32,839,792	$60,281,295

Liabilities and Shareholders’ (Deficit) Equity
Current Liabilities
Due to related party	$30,524	$38,676
Sponsor Loan	908,000	-
Extension loan - related party	700,000	-
Other payable and accrued expenses	29,705	118,920
Total Current Liabilities	1,668,229	157,596

Deferred underwriters’ discount	1,150,000	1,150,000
Total Liabilities	2,818,229	1,307,596

Commitments and contingencies

Ordinary shares subject to possible redemption, 2,929,515 and 5,750,000 shares at December 31, 2024 and December 31, 2023, respectively	32,819,527	54,526,904

Shareholders’(Deficit) Equity :
Preference shares, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	-	-
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 2,011,807 shares issued and outstanding as of December 31, 2024 and 2023, respectively (excluding 2,929,515 and 5,750,000 shares subject to possible redemption)	202	202
Additional paid-in capital	-	4,446,593
Accumulated deficit	(2,798,166)	-
Total Shareholder’s (Deficit) Equity	(2,797,964)	4,446,795

Total Liabilities and Shareholders’(Deficit) Equity	$32,839,792	$60,281,295

The accompanying notes are an integral part of these audited financial statements

BUKIT JALIL GLOBAL ACQUISITION 1 LTD

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Formation and operating costs	$1,187,423	$341,320
Share-based compensation expense	-	125,350
Loss from Operations	(1,187,423)	(466,670)

Other income:
Interest income	-	3,737
Dividend income on investments held in Trust	2,388,838	1,521,739

Net Income	$1,201,415	$1,058,806

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	4,405,440	2,914,384
Basic and diluted net income per ordinary shares subject to possible redemption	$0.79	$1.05
Basic and diluted weighted average ordinary shares outstanding	2,011,807	1,728,587
Basic and diluted net loss per ordinary share attributable to non-redeemable ordinary shares	$(1.13)	$(1.15)

The accompanying notes are an integral part of these audited financial statements

BUKIT JALIL GLOBAL ACQUISITION 1 LTD

STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	For the Year Ended December 31, 2024
					Total
			Additional		Shareholder’s
	Ordinary Shares		Paid-in	Accumulated	(Deficit)
	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2023	2,011,807	$202	4,446,593	$-	$4,446,795
Accretion of ordinary share subject to redemption value	-	-	(4,446,593)	(3,999,581)	(8,446,174)
Net Income	-	-	-	1,201,415	1,201,415
Balance as of December 31, 2024	2,011,807	$202	$-	$(2,798,166)	$(2,797,964)

	For the Year Ended December 31, 2023
					Total
			Additional		Shareholder’s
	Ordinary Shares		Paid-in	Accumulated	(Deficit)
	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2022	1,437,500	$144	$24,856	$(18,504)	$6,496
Sale of public units through public offering	5,750,000	575	57,499,425	-	57,500,000
Sale of private placement shares	424,307	43	4,243,027	-	4,243,070
Issuance of representative shares	150,000	15	817,485	-	817,500
Share compensation expense	-	-	125,350	-	125,350
Underwriters’ discount	-	-	(3,162,500)	-	(3,162,500)
Other offering expenses	-	-	(1,615,023)	-	(1,615,023)
Reclassification of ordinary shares subject to redemption	(5,750,000)	(575)	(52,349,725)	-	(52,350,300)
Allocation of offering costs to ordinary shares subject to redemption	-	-	4,236,160	-	4,236,160
Accretion of ordinary share subject to redemption value	-	-	(5,372,462)	(1,040,302)	(6,412,764)
Net Income	-	-	-	1,058,806	1,058,806
Balance as of December 31, 2023	2,011,807	202	4,446,593	-	4,446,795

The accompanying notes are an integral part of these audited financial statements

BUKIT JALIL GLOBAL ACQUISITION 1 LTD

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Cash Flows from Operating Activities:
Net Income (loss)	$1,201,415	$1,058,806
Adjustments to reconcile net loss to net cash used in operating activities:
Share-Based compensation expense	-	125,350
Dividend income on investments held in Trust	(2,388,838)	(1,521,739)
Changes in operating assets and liabilities:
Other receivable	-	70,278
Prepaid expenses	96,684	(121,683)
Due to related party payable	(8,152)	38,676
Other payable and accrued expenses	(89,216)	(11,340)
Net Cash (Used In) Operating Activities	(1,188,107)	(361,652)

Cash Flows from Investing Activities:
Purchase of investments held in Trust Account	-	(58,362,500)
Proceeds from sale of investments in the Trust Account	30,153,550	-
Monthly extension fee deposited into Trust Account	(700,000)	-
Net Cash Provided by (Used In) Investing Activities	29,453,550	(58,362,500)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offerings, net of underwriters’ discount	-	55,487,500
Proceeds from sale of private placement units	-	4,243,070
Ordinary shares redemption	(30,153,550)	-
Proceeds from issuance of extension loans to related party	700,000	175,282
Repayment of promissory note to related party	-	(433,508)
Proceeds from Sponsor Loan	908,000	-
Payment of offering costs	-	(452,820)
Net Cash (Used in) Provided by Financing Activities	(28,545,549)	59,019,524

Net Change in Cash	(280,107)	295,372

Cash, beginning of period	295,372	-
Cash, end of year	$15,265	$295,372

Supplemental Disclosure of noncash investing and financing activities:
Deferred offering costs charged to APIC	$-	$1,615,024
Deferred underwriter’s discount	$-	$1,150,000
Reclassification of ordinary shares subject to redemption	$-	$52,350,300
Issuance of representative shares	$-	$817,500
Allocation of offering costs to ordinary shares subject to redemption	$-	$4,236,160
Accretion of ordinary shares subject to redemption value	$8,446,174	$6,412,764

The accompanying notes are an integral part of these audited financial statements

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Note 1 — Organization and Business Operation

Bukit Jalil Global Acquisition 1 Ltd. (the “Company”) is a blank check company incorporated in the Cayman Islands on September 15, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (the “Business Combination”). The Company has selected December 31 as its fiscal year end.

As of December 31, 2024 and 2023, the Company had not commenced any operations. For the period from September 15, 2022 (inception) through December 31, 2024, the Company’s efforts have been limited to organizational activities as well as activities related to its IPO (as defined below) and searches for targets for a business combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generated non-operating income in the form of interest income from the proceeds derived from the IPO (as defined below).

The registration statement for the Company’s initial public offering (“IPO”) became effective on June 27, 2023. On June 30, 2023, the Company consummated the IPO of 5,750,000 units (including 750,000 units issued upon the full exercise of the over-allotment option, the “Public Units”). Each Public Unit consists of one ordinary share, $0.0001 par value per share, one-half of one redeemable warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share, and one right (the “Right”), each one Right entitling the holder thereof to exchange for one-tenth of one ordinary share upon the completion of the Company’s initial Business Combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $57,500,000.

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 424,307 units (the “Private Placement Unit”) at a purchase price of $10.00 per Private Placement Units to Bukit Jalil Global Investment Ltd., a Cayman Islands company (the “Sponsor”), generating gross proceeds to the Company of $4,243,070. Each Private Placement Unit consists of one ordinary share, one-half of one warrant, and one right. These Private Placement Units are identical to the Public Units, subject to limited exceptions. However, the holder of the Private Placement Units is entitled to registration rights. In addition, the Private Placement Units and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until completion of the initial Business Combination.

Following the closing of the IPO and the issuance and the sale of Private Placement Units on June 30, 2023, $58,362,500 ($10.15 per Public Unit) from the net proceeds of the sale of the Public Units in the IPO and the sale of Private Placement Units was placed into a U.S. based trust account with Continental Stock Transfer & Trust Company, acting as trustee, and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the trust account that may be released to pay the Company’s tax obligations, the proceeds from the IPO and the sale of the Private Placement Units that are deposited in the trust account will not be released from the trust account until the earliest to occur of: (a) the completion of the initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial Business Combination by June 30, 2024 (or up to December 30, 2024 if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), provided that the Sponsor or designee must deposit into the trust account for each three-month extension $575,000 ($0.10 per Public Units), up to an aggregate of $1,150,000, on or prior to the date of the applicable deadline), or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (c) the redemption of the public shares if the Company is unable to complete the Business Combination within the Combination Period, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the public shareholders.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding deferred underwriting commissions and interest income earned on the trust account that is released for working capital purposes or to pay taxes) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

The ordinary shares subject to possible redemption are being recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. If the Company cannot complete a Business Combination by June 30, 2024 (or up to December 30, 2024 if the Company extends the period of time to consummate a Business Combination), unless the Company extends such period pursuant to its amended and restated memorandum and articles of association, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company for working capital purposes or to pay the taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants and rights, which will expire worthless if the Company fails to complete a Business Combination by June 30, 2024 (or up to December 30, 2024 if the Company extends the time needed to complete a Business Combination).

On June 29, 2024, the Company held an extraordinary general meeting (the “Extraordinary Meeting”), where the shareholders of the Company approved the proposal to amend Articles 48.7 and 48.8 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Current MAA”) to provide that the Company must (i) consummate a business combination, or (ii) cease its operations except for the purpose of winding up if it fails to complete such Business Combination and redeem or repurchase 100% of the Company’s public shares included as part of the public units issued in the Company’s initial public offering, by June 30, 2024 (the “Termination Date”), and if the Company does not consummate a business combination by June 30 2024, the Termination Date may be extended up to twelve times, each by a Monthly Extension, for a total of up to twelve months to June 30, 2025, without the need for any further approval of the Company’s shareholders (the “Extension”).

In addition, at the Extraordinary Meeting, the shareholders of the Company also approved the proposal to amend Articles 48.2, 48.4, 48.5, and 48.8 of the Current MAA (such amendment, together with the amendment mentioned in the last paragraph, the “MAA Amendment”) to eliminate the limitation that the Company may not redeem the Company’s public shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions.

In connection with the MMA Amendment, the Company and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Trustee”) amended the Investment Management Trust Agreement dated June 27, 2023 (the “Trust Agreement”), to provide that the Trustee must commence liquidation of the Company’s Trust Account by the 12-month anniversary of the closing of the IPO, or, in the event that the Company extended ( on a monthly basis), the time to complete the business combination for up to 24-month from the closing of the IPO (each of such monthly extensions, the “Monthly Extension”) but has not completed the business combination within the applicable monthly anniversary of the closing of the IPO.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

In connection with the MAA Amendment Proposal and the NTA Requirement Amendment Proposal, 2,820,485 ordinary shares of the Company were rendered for redemption, and $30,153,550 were paid to the redeeming shareholders accordingly on July 9, 2024.

In order to effectuated extension of the Company’s deadline to consummate a Business Combination, the Sponsor had deposited a total of Seven-Monthly Extension Fee, each in the amount of $100,000, from July through December 2024, or an aggregate of $700,000, to the Trust Account of the Company to extend the deadline for the Company to complete the Business Combination contemplated from June 30, 2024 to January 2025. Each Monthly Extension Payment from the Sponsor was evidenced by an unsecured promissory note (collectively, the “Extension Notes”) issued by the Company to the Sponsor.

Subsequently, in January, February, and March 2025, the Sponsor deposited an aggregated total of $300,000 into the Trust Account resulting the Company having until April 2025 to complete its initial business combination. The Company issued the Sponsor three unsecured promissory notes of an aggregate total of $300,000 (the “January, February, and March 2025 Extension Note”).

Business Combination Agreement with Global IBO Group Ltd.

On August 5, 2024, the Company entered into a business combination agreement (the “Business Combination Agreement”) with GIBO Holdings Limited, a Cayman Islands exempted company (“PubCo”), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”).

Pursuant to the Business Combination Agreement, among other things, (i) Merger Sub I will merge with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub I will merge with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of the Company and GIBO would become a subsidiary of PubCo, and the Company’s shareholders and GIBO’s shareholders (except certain shareholders of GIBO (such shareholders, the “Founders”)) would receive Class A ordinary shares, par value $0.000001 per share, of PubCo (“PubCo Class A Ordinary Shares”) and the Founders would receive Class B ordinary shares, par value $0.000001 per share, of PubCo (“PubCo Class B Ordinary Shares” and together with PubCo Class A Ordinary Shares, “PubCo Ordinary Shares” ) as consideration and become the shareholders of PubCo. Each PubCo Class A Ordinary Share has one vote per share while each PubCo Class B Ordinary Share has one twenty (20) votes per share. Each PubCo Class B Ordinary Share is convertible into one (1) PubCo Class A Ordinary Share at any time at the option of the holder thereof and PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. The closing date of each of the First Merger and the Second Merger is hereinafter referred to as First Closing Date and the Second Closing Date respectively. The Company and GIBO expect PubCo Class A Ordinary Shares be listed and traded on the Nasdaq Stock Market LLC following the consummation of the Business Combination. The merger consideration for the Business Combination is $8.28 billion.

Going Concern Consideration

As of December 31, 2024, the Company had cash of $15,265 and a working capital deficit of $1,647,964.

The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Founder Shares and the loan under an unsecured promissory note from the Sponsor of $433,508. Subsequent to the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds from the IPO and the Private Placement not held in the Trust Account, $908,000 of Sponsor loans, and $700,000 of extension loans.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

The Company’s cash and working capital as of December 31, 2024, are not sufficient to complete its planned activities to consummate a business combination for the upcoming year. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” management believes that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional conditions also raise substantial doubt about the Company’s ability to continue as a going concern. Management expects to obtain additional funds from related parties to provide the additional working capital necessary to carry out its objective to consummate a business combination. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart The Company’s Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $15,265 and $295,372 in cash and did not have any cash equivalents as of December 31, 2024 and 2023, respectively. As of December 31, 2024, $0 was over the Federal Deposit Insurance Corporation (FDIC) limit.

Furthermore, bank failures, non-performance, or other adverse developments that affect financial institutions could impair the ability of one or more of the banks participating in the credit facility from honoring their commitments. Such events could have a material adverse effect on the Company’s financial condition or results of operations.

Investments Held in Trust Account

At December 31, 2024 and 2023, the assets held in the Trust Account were substantially held in BlackRock Liquidity Treasury Trust Fund, a money market mutual funds. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. Income earned on these investments will be fully reinvested into the investments held in the Trust Account and therefore considered as an adjustment to reconcile net income (loss) to net cash used in operating activities in the statements of cash flows. Such income reinvested will be used to redeem all or a portion of the ordinary shares upon the completion of Business Combination. For the years ended December 31, 2024 and 2023, there were $2,388,838 and $1,521,739 of dividend income recognized, respectively.

As of December 31, 2024 and 2023, the assets held in the trust account was $32,819,527 and $59,884,239, respectively.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all the criteria for equity classification, so the Company will classify each warrant as its own equity.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s public shares feature certain redemption rights that are outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the Shareholders’ equity section of the Company’s balance sheet.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

The Company has made a policy election in accordance with ASC 480-10-S99-3A and to accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument, and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. As of December 31, 2024, the Company recognized accumulated accretion of ordinary shares subject to redemption value of $10,248,360 with unrecognized accretion of $0 based on $58,362,500 ($10.15 per Public Unit) deposited into trust account upon IPO closing. In addition, the Company recognized $2,388,838 of dividend income earned from trust account and seven-month extensions of $700,000 as the additional accretion for the year ended December 31, 2024.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs were $4,777,524 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Furthermore, bank failures, non-performance, or other adverse developments that affect financial institutions could impair the ability of one or more of the banks participating in the credit facility from honoring their commitments. Such events could have a material adverse effect on the Company’s financial condition or results of operations.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

At December 31, 2024 and 2023, the assets held in the Trust Account were substantially held in a money market mutual funds. All of the Company’s investments held in the Trust Account are classified as trading securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2024		December 31, 2023
	Level	Investment	Level	Investment

Assets:
Investments held in Trust Account	1	32,819,527	1	59,884,239
Total		$32,819,527		$59,884,239

Income Taxes

The Company accounts for income taxes under ASC740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified Cayman Islands as its only “major” tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on September 15, 2022, the evaluation was performed for 2023 and 2022 tax years which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws.

The Company’s tax provision was deemed to be de minimis for the period presented. The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

Net income per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income allocable to both the redeemable shares and non-redeemable shares and the undistributed income is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the shares subject to possible redemption was considered to be dividends paid to the public stockholders. For the year ended December 31, 2024, the Company has not considered the effect of the Warrants sold in the IPO to purchase an aggregate of 5,750,000 shares in the calculation of diluted net income per share, since the exercise of the Warrants is contingent upon the occurrence of future events and the inclusion of such Warrants would be anti-dilutive in period which the Company incurred net loss and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into shares and then share in the earnings of the Company. For the years ended December 31, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic (income) loss per share for the period presented.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

The net income per share presented in the statement of operations is based on the following:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income	$1,201,415	$1,058,806
Accretion of carrying value to redemption value	(8,446,174)	(6,412,764)
Net loss including accretion of carrying value of redemption value	$(7,244,759)	$(5,353,958)

	For the Year Ended		For the Year Ended
	December 31, 2024		December 31, 2023
		Non-		Non-
	Redeemable	Redeemable	Redeemable	Redeemable
	Ordinary	Ordinary	Ordinary	Ordinary
	Share	Share	Share	Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(4,973,527)	$(2,271,232)	$(3,360,668)	$(1,993,289)
Accretion of carrying value to redemption value	8,446,174	-	6,412,764	-
Allocation of net income/(loss)	$3,472,647	$(2,271,232)	$3,052,096	$(1,993,289)

Denominators:
Weighted-average shares outstanding	4,405,440	2,011,807	2,914,384	1,728,587
Basic and diluted net income/ (loss) per share	$0.79	$(1.13)	$1.05	$(1.15)

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 in the year ended December 31, 2024, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On June 30, 2023, the Company consummated the IPO of 5,750,000 Public Units, (including 750,000 Public Units issued upon the full exercise of the over-allotment option). Each Public Unit consists of one ordinary share, one-half of one redeemable Warrant, and one Right to receive one-tenth of one ordinary share. Each whole redeemable Warrant entitles the holder thereof to purchase one ordinary share at an exercise price of $11.50 per share. Each Right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of the Business Combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $57,500,000.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

All of the 5,750,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to accrete changes in the redemption value over the period from the date of issuance which is the IPO date. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2024 and 2023, the amount of ordinary shares reflected on the balance sheet are reconciled in the following table.

As of December 31, 2024
Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights and warrants	(5,149,700)
Allocation of offering costs of public shares	(4,236,160)
Plus:
Accretion of carrying value to redemption value	6,412,764
Ordinary shares subject to possible redemption, December 31, 2023	$54,526,904
Less:
Redemptions	(30,153,550)
Plus:
Accretion of carrying value to redemption value	7,746,174
Monthly extension fees deposited	700,000
Ordinary shares subject to possible redemption, December 31, 2024	$32,819,527

Note 4 — Private Placement

Substantially concurrently with the closing of the IPO, the Company completed the private sale of 424,307 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $4,243,070. Each Private Placement Unit consists of one ordinary share, one-half of one whole warrant with each whole warrant to obtain one ordinary share and one right to receive one-tenth of one ordinary share. The Private Placement Units are identical to the Public Units sold in the IPO. However, the holder of the Private Placement Units will be entitled to registration rights. In addition, the Private Placement Units and the underlying securities may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until after the completion of the initial Business Combination.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Note 5 — Related Party Transactions

Insider Shares

On September 15, 2022, the Company issued 500,000,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On November 16, 2022, the Sponsor acquired 1,437,500 insider shares for a purchase price of $25,000 and surrendered 500,000,000 ordinary shares. On June 30, 2023, the underwriters exercised the over-allotment option in full, so there are no insider shares subject to forfeiture.

Simultaneously with the effectiveness of the registration statement and prior to the closing of the IPO (including the full exercise of over-allotment option), the Sponsor transferred to the Company’s directors an aggregate of 23,000 insider shares , among which, 8,000 insider shares were transferred to Seck Chyn “Neil” Foo, and 5,000 insider shares were transferred to each of Bee Lian Ooi, Phui Lam Lee, and Suwardi Bin Hamzah Syakir, pursuant to a certain securities transfer agreement (the “Securities Transfer Agreement”) dated April 12, 2023.

The transfer of the insider shares to the Company’s directors, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 23,000 shares transferred to the Company’s directors was approximately $125,350 or $5.45 per share which was charged to statements of operations as a share-based compensation expense assuming the completion of business combination would be possibly occurred.

The Company used the following assumptions to estimate the fair value of the shares using Level 3 fair value measurements inputs at the measurement date:

Time to expiration	2.0
Risk-free rate	4.9%
Volatility	5.0%
Dividend yield	0.0%
Expected likelihood of a successful business combination	60%

Due to Related Party

On June 27, 2023, in connection with the IPO, the Company entered into an administrative service agreement with the Sponsor (the “Administrative Service Agreement”). Pursuant to the Administrative Service Agreement, the Company shall pay the Sponsor $10,000 per month (the “Administrative Service Fee”) from June 27, 2023, the date of the Company’s final prospectus for the IPO till the earlier of the consummation of an initial business combination or the Company’s liquidation. The Administrative Service Agreement provides that any unpaid amount of the Administrative Service Fee will accrue without interest and be due and payable no later than the date of the consummation of the Company’s initial business combination. On October 14, 2023, upon the approval of the Board of Directors and Audit Committee of the Company, the Company and the Sponsor agreed to waive full payment of the Administrative Service Fee from the start date up to 12 months. The total of $120,000 has been waived including the accrued liabilities of $35,000 as of October 14, 2023 and the remaining commitment balance $85,000. As of December 31, 2024 and 2023, there was no balance payable in relations to the Administrative Service Agreement to the Sponsor.

As of December 31, 2024 and 2023, the total amount due to related party were $ 30,524 and $ 38,676, respectively.

Sponsor Loan

On May 6, 2024 and July 16, 2024, the Company entered into two loan agreements with the Sponsor (the “Advance Agreements”). Pursuant to the Advance agreements, the Sponsor agreed to make an advance up to US$ 1,000,000). The loans are free of any interest and will be repaid upon demand.

As of December 31, 2024 and 2023, the Company had $ 908,000 and $ 0, respectively, owed under the Sponsor loan.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Any such loans would be on an interest-free basis and would be repaid only from funds held outside the trust account or from funds released to the Company upon completion of the Company’s initial Business Combination. Up to $3,000,000 of such loans may be convertible into units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units issued to the Sponsor. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s trust account, but if the Company does, it will request such lender to provide a waiver against any and all rights to seek access to funds in the trust account.

As of December 31, 2024 and 2023, the Company had no borrowings under the working capital loans.

Extension Loans – Related Party

In order to effectuated extension of the Company’s deadline to consummate a Business Combination, the Sponsor had deposited a total of Seven-Monthly Extension Fee, each in the amount of $100,000, from July through December 2024, or an aggregate of $700,000, to the Trust Account of the Company to extend the deadline for the Company to complete the Business Combination contemplated therein by January 31, 2025. Each Monthly Extension Payment from the Sponsor was evidenced by an unsecured promissory note (collectively, the “Extension Notes”) issued by the Company to the Sponsor.

Each Extension Note bears no interest and is payable in full upon the earlier to occur of (i) the consummation of the Company’s business combination or (ii) the date of expiry of the term of the Company (the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of the Company’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against the Company; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Note may be accelerated.

The payees of the Extension Notes, the Sponsor, has the right, but not the obligation, to convert the Extension Notes, in whole or in part, respectively, into private units (the “Units”) of the Company, each consisting of one ordinary share, par value $ 0.0001 per share (the “Ordinary Share”),one-half of one warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of a business combination. The number of Units to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $10.00.

As of December 31, 2024 and 2023, the Company had borrowings of $700,000 and $0, respectively, under the Sponsor Extension Notes from the Sponsor.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the insider shares and Private Placement Units (and any securities underlying the private units) are entitled to registration rights pursuant to a registration rights agreement dated June 27, 2023 requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to two demands, excluding short form registration demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (1) in the case of the insider shares, (i) with respect to 50% of the insider shares, until the earlier to occur of six months after the date of the consummation of the Company’s initial Business Combination and the date on which the closing price of ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination and (2) with respect to the remaining 50% of the insider shares, six months after the date of the consummation of the Company’s initial Business Combination, or earlier, in either case, if, subsequent to the Company’s initial Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other property, and (2) in the case of the Private Placement Units and the securities underlying such units, until the completion of the Company’s initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Underwriters Agreement

The Company made an underwriting discount of 3.5% of the gross proceeds of the IPO, or $2,012,500 to the underwriters at the closing of the IPO.

The Company will pay the underwriters a cash fee (the “Deferred Underwriting Fee”) of 2.0% of the gross proceeds of the IPO, or $1,150,000 upon the consummation of the Company’s initial Business Combination. As of December 31, 2024 and 2023, the deferred underwriters’ discount was $1,150,000 as a long-term liability on the balance sheets.

Representative Shares

The Company issued to the representative and/or its designees, 150,000 Representative Shares upon the consummation of the IPO. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales of the IPO pursuant to FINRA Rule 5110(e)(1). The fair value of the 150,000 Representative Shares was approximately $817,500 or $5.45 per share which was charged to shareholders’ equity upon the completion of the IPO.

The Company used the following assumptions to estimate the fair value of the representative shares using Level 3 fair value measurements inputs at the measurement date:

Time to expiration	1.50
Risk-free rate	5.2%
Volatility	5.0%
Dividend yield	0.0%
Expected likelihood of a successful business combination	60%

Note 7 — Shareholders’ Equity

The Company is authorized to issue 500,000,000 shares, including 490,000,000 ordinary shares, par value $0.0001 per share, and 10,000,000 preferred shares, par value US$0.0001 per share.

On September 15, 2022, in connection with the incorporation of the Company, the Company issued 500,000,000 ordinary shares of a par value of $0.0001 each to the Sponsor. On November 16, 2022, the Sponsor acquired 1,437,500 shares at a price of approximately $0.02 per share for an aggregate of $25,000 and surrendered 500,000,000 ordinary shares. Those shares issuance and cancelation were considered as a recapitalization, which were recorded and presented retroactively. As a result of the underwriters’ election to fully exercise their over-allotment option on June 30, 2023, no ordinary shares are currently subject to forfeiture.

As of December 31, 2024 and 2023, there were 2,011,807 ordinary shares issued or outstanding respectively, excluding 2,929,515 and 5,750,000 shares subject to possible redemption Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of ordinary shares will vote on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act (as the same may be supplemented or amended from time to time) of the Cayman Islands or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by the Company’s shareholders. The Company’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Warrants — Each whole public warrant entitles the registered holder to purchase one whole ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an initial Business Combination and one year from the date that the registration statement is declared effective. Pursuant to the warrant agreement, a public warrant holder may exercise its warrants only for a whole number of ordinary share. This means that only a whole warrant may be exercised at any given time by a public warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The public warrants will expire five years after the completion of the Company’s initial Business Combination, or earlier upon redemption or liquidation.

As of December 31, 2024 and 2023, 2,875,000 public warrants were outstanding. Substantially concurrently with the closing of the IPO, the Company issued 212,153 private warrants to the Sponsor included in the Private Placement Units. As of December 31, 2024 and 2023, there were 212,153 private warrants issued and outstanding. The Company will account for warrants as equity instruments in accordance with ASC 815, Derivatives and Hedging, based on the specific terms of the warrant agreement.

The Company has agreed that as soon as practicable after the closing of the initial Business Combination, the Company will use its best efforts to file, and within 60 business days following the closing of the initial Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants, and , and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company’s option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, and the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable (for both Public and Private Warrant), the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the ordinary shares equals or exceeds $16.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders).

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Note 8 — Segment information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements using the retrospective method of adoption.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Legal and professional services costs	$(764,799)	$(138,899)
Other formation and operating costs	(422,624)	(202,421)
Share-based compensation expense	-	(125,350)
Total formation and operating costs	(1,187,423)	(466,670)
Interest income	-	3,737
Dividend income on investments held in Trust	2,388,838	1,521,739
Net income	$1,201,415	$1,058,806

The key measures of segment profit or loss reviewed by our CODM are dividend income earned on investment in Trust Account and formation and operating expenses. The CODM reviews dividend income earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fees in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were issued. Based on this review, management identified the following subsequent events that are required disclosure in the financial statements:

Monthly Extension Deposit and Notes

In January, February and March, 2025, the Sponsor deposited an aggregate total of $300,000 into the Trust Account resulting the Company having until April 2025 to complete its initial business combination. The Company issued the Sponsor three unsecured promissory notes of an aggregate total of $300,000 (the “January, February, and March 2025 Extension Note”).

Waiver of Closing Condition

On March 1, 2025, the Company entered into a Waiver Letter Agreement with GIBO Holdings Limited and its affiliates to waive the Available Closing Cash condition under the Business Combination Agreement dated August 5, 2024. The waiver was approved by the Company’s board of directors and is intended to facilitate the closing of the Business Combination without requiring a minimum cash threshold, while all other terms of the agreement remain unchanged.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Amendment to Business Combination Agreement and Consent to Share Transfers

On March 3, 2025, the Company entered into an amendment to the Business Combination Agreement to revise the definition of “Company Founders” to include transferees of founder shares following share transfers after the agreement date, and concurrently consented to such transfers pursuant to the Company Shareholder Support Agreement. These actions, approved by the Company’s board of directors, are intended to support the continued progress of the Business Combination without material impact to its terms.

Amendment to Underwriting Agreement

On April 4, 2025, the Company entered into an amendment to its Underwriting Agreement with A.G.P./Alliance Global Partners to reduce the deferred underwriting commission from 2% to 1.6% of the gross proceeds of its public offering, lowering the deferred commission from $1,000,000 to $800,000 for Firm Units. The amendment was approved by the Company’s board of directors and is expected to enhance liquidity following the Business Combination without affecting other terms of the underwriting arrangement.

Redemption of ordinary shares

In connection with the votes to approve the shareholders vote at the Extraordinary General Meeting, as of March 27, 2025, the cut-off date of the redemption request, 2,832,423 ordinary shares of BUJA were rendered for redemption.

Note 10 — Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

Monthly Extension Deposit and Notes

On or about May 1, 2025, the Sponsor deposited an aggregate total of $100,000 into the Trust Account resulting the Company having until May 30, 2025 to complete its initial business combination. On May 6, 2025, the Company issued the Sponsor the unsecured promissory notes of an aggregate total of $100,000 (the “April 2025 Extension Note”).

Business Combination

On May 8, 2025, the Company consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 5, 2024 and amended as of March 3, 2025, by and among the Company, PubCo, Merger Sub I, Merger Sub II, and GIBO.

As a result of the Business Combination, (i) Merger Sub I has merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo, and (ii) following the First Merger, Merger Sub II has merged with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of PubCo.

Upon the consummation of the Business Combination, each of the Company and GIBO became a subsidiary of PubCo, and the Company’s shareholders and GIBO’s Founders received Class A ordinary shares of par value of $0.000001 each of the Class A Ordinary Shares and the Founders received Class B ordinary shares of par value of $0.000001 each of PubCo as consideration and became the shareholders of PubCo. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings while each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Bukit Jalil Global Acquisition 1 Ltd.

Notes To Financial Statements

Upon the consummation of the Business Combination, the outstanding Warrants were assumed by PubCo and converted into corresponding Warrants to purchase 2,873,741 Class A Ordinary Shares. The Warrants may be exercised during the period commencing from 30 days after the completion of the Business Combination, and terminating five years after the completion of the Business Combination. Each Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares.

Redemption of ordinary shares

On May 8, 2025, in connection with the business combination, 2,816,876 ordinary shares were redeemed at $11.46 per share.

Sponsor loan

On May 10, 2025, the Company entered into an additional loan agreement with the Sponsor. Pursuant to the agreement, the Sponsor agreed to make an advance up to $1,000,000 to the Company. Along with the Advance Agreement with the Sponsor (see Note 5 for details), the Sponsor agreed to loan up to $2,000,000 to the Company. The loans are free of any interest and will be repaid upon demand. As of May 8, 2025, the Company had $1,890,400 balance under the Sponsor loan.

GIBO HOLDINGS LIMITED

INDEX TO COMBINED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GIBO Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined   balance sheets of GIBO Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023 and the related combined statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $24,852,333 for the year ended December 31, 2024. As of that date, the Company had net current liabilities of $24,682,839 and accumulated deficit of $49,289,856. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

May 14, 2025

GIBO HOLDINGS LIMITED

COMBINED BALANCE SHEETS

(Amounts in U.S. Dollars, except for number of shares)

	As of December 31,
	2024	2023

ASSETS
Current assets
Cash	$86,750	$6,051,863
Deposit	25,992	181,069
Prepaid expenses and other current assets	60,135	584,550
Deferred offering costs	1,609,714	-
Total current assets	1,782,591	6,817,482

Non-current assets
Property and equipment, net	110,641,098	18,864
Intangible assets, net	333,336	533,334
Right-of-use asset	38,563	112,708
Total non-current assets	111,012,997	664,906

Total assets	112,795,588	7,482,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to related parties	24,136,661	1,469,788
Accrued expenses and other current liabilities	2,290,206	86,560
Operating lease liability, current	38,563	74,145
Total current liabilities	26,465,430	1,630,493

Non-current liabilities
Operating lease liability, non-current	-	38,563
Loan from related parties	1,063,906	-
Loan from third parties	105,252	-
Total non-current liabilities	1,169,158	38,563

Total liabilities	27,634,588	1,669,056

Shareholders’ equity
Ordinary Shares, $1 par value, 50,000 shares authorized, 1 shares issued and outstanding*	1	1
Additional paid-in capital	134,386,835	30,186,834
Other reserve	64,020	64,020
Accumulated deficit	(49,289,856)	(24,437,523)
Total shareholders’ equity	85,161,000	5,813,332

Total liabilities and shareholders’ equity	$112,795,588	$7,482,388

*	The share amounts are presented on a retrospective basis, see Note 8.

The accompanying notes are an integral part of these combined financial statements.

GIBO HOLDINGS LIMITED

COMBINED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars, except for number of shares)

	For the years ended December 31,
	2024	2023

Revenues	$30,000,000	$-
Cost of revenues	4,368,333	-
Gross profit	25,631,667	-

Operating costs
General and administrative expenses	1,253,323	719,260
Depreciation and amortization	209,431	76,097
Research and development expenses	49,032,968	11,326,463
Total operating costs	50,495,722	12,121,820

Loss from operations	(24,864,055)	(12,121,820)

Other income (expense)
Interest income	371	191
Foreign exchange translation gain	11,351	4,060
Total other income	11,722	4,251

Loss before income tax expense	(24,852,333)	(12,117,569)

Income tax expense	-	-

Net loss	$(24,852,333)	$(12,117,569)

Loss per share
Basic and diluted	$(24,852,333)	$(12,117,569)

Weighted average number of ordinary shares outstanding*
Basic and diluted	1	1

*	The share amounts are presented on a retrospective basis, see Note 8.

The accompanying notes are an integral part of these combined financial statements

GIBO HOLDINGS LIMITED

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. Dollars, except for number of shares)

	Ordinary Shares		Additional paid-in	Other	Accumulated	Total shareholders’
	Shares	Par value	capital	reserve	deficit	equity

Balance as of December 31, 2022	1	$1	$12,661,378	$64,020	$(12,319,954)	$405,445

Capital contribution by shareholders	-	-	17,525,456	-	-	17,525,456
Net loss	-	-	-	-	(12,117,569)	(12,117,569)

Balance as of December 31, 2023	1	$1	$30,186,834	$64,020	$(24,437,523)	$5,813,332

Capital contribution by shareholders	-	-	104,200,001	-	-	104,200,001
Net loss	-	-	-	-	(24,852,333)	(24,852,333)

Balance as of December 31, 2024	1	$1	$134,386,835	$64,020	$(49,289,856)	$85,161,000

*	The share amounts are presented on a retrospective basis, see Note 8.

The accompanying notes are an integral part of these combined financial statements.

GIBO HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars)

	For the years ended December 31,
	2024	2023

Cash flows from operating activities
Net loss	$(24,852,333)	$(12,117,569)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,577,764	76,097
Amortization of right-of-use asset	74,145	70,341
Non-cash research and development expenses	41,000,000	-
Changes in operating assets and liabilities:
Deposit	155,077	(51,069)
Prepaid expenses and other current assets	524,415	628,950
Principal payment of lease liability	(74,145)	(70,341)
Accrued expenses and other current liabilities	2,203,647	41,560
Net cash provided by (used in) operating activities	23,608,570	(11,422,031)

Cash flows from investing activities
Purchase of property and equipment	(30,000,000)	-
Purchase of intangible assets	-	(600,000)
Net cash used in investing activities	(30,000,000)	(600,000)

Cash flows from financing activities
Capital contribution by shareholders	-	17,525,456
Proceeds from borrowings from related parties	1,930,779	517,851
Proceeds from borrowings from third parties	105,252	-
Payment of deferred offering costs	(1,609,714)	-
Net cash provided by financing activities	426,317	18,043,307

Net (decrease) increase in cash	(5,965,113)	6,021,276
Cash, beginning of period	6,051,863	30,587
Cash, end of period	$86,750	$6,051,863

Supplemental disclosure of non-cash flow information*:
Non-cash flows from investing activity
Purchase of property and equipment	(63,200,000)	-
Net non-cash used in investing activity	(63,200,000)	-
Non-cash flows from financing activities
Capital contribution by shareholders from additional paid-in capital	104,200,001	-
Net non-cash provided by financing activities	104,200,001	-

*	The non-cash transactions include the purchase of property and equipment amounted to $63.2 million, research and development services amounted to $41.0 million, in exchange for capital contribution of $104.2 million by shareholders.

The accompanying notes are an integral part of these combined financial statements.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

GIBO Holdings Limited (“GIBO” or the “Company”), through its wholly-owned subsidiaries, is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. GIBO’s technology platform powers the GIBO.ai website, which features AI-generated animation video content and provides an efficient, interactive, and easy-to-use way to create and share online comic content. GIBO.ai enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, equipped with cutting-edge generative AI-powered technology emphasizes on the establishment of a sustainable ecosystem that can not only empower animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform.

Organization

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 19, 2024. The Company has no substantive operations other than holding all of the outstanding share capital of (1) GIBO Merger Sub 1 Limited (“Merger Sub I”), a limited liability company incorporated under the laws of Cayman Islands on June 25, 2024, and (2) GIBO Merger Sub 2 Limited (“Merger Sub II”), a limited liability company formed under the laws of Cayman Islands on June 25, 2024, and (3) Global IBO Group Limited (“GIBO Group”), an exempted company with limited liability under the laws of the Cayman Islands on September 5, 2023, and (4) GIBO International Limited (“GIBO International”), a limited liability company formed under the laws of Samoa on November 29, 2023.

GIBO, Merger Sub I, Merger Sub II, GIBO Group, and GIBO International are currently not engaging in any active business operations and merely acting as holding companies.

Hong Kong Daily Group Supply Chain Limited (“Hong Kong Daily”) was incorporated as a limited liability company under the laws of Hong Kong on December 22, 2017, GIBO IBO AI Technology Limited (“GIBO AI”) was incorporated as a limited liability company under the laws of Cayman Islands on September 5, 2023. Hong Kong Daily and GIBO AI are primarily engaged in develop AI technology to generate user content into AI scripts, images, voices and animation for its global users.

Reorganization

On December 29, 2023, a reorganization took place, consolidating GIBO Group, GIBO AI, GIBO International, and Hong Kong Daily under common ownership. Before the reorganization, Hong Kong Daily was owned by 92 shareholders. The reorganization involved:(1) Transfer of 100% ownership in Hong Kong Daily to GIBO Group and its subsidiaries for a nominal fee of HK$1.00. (2) This created a unified corporate structure, with the same 92 shareholders retaining control both before and after the reorganization.

In accordance with ASC 805-50-45-5 and ASC 805-50-15-6, the restructuring of the business’s legal structure did not change the reporting entities under common control and is considered not to have resulted in any changes to the economic substance of the controlling financial interest in ownership or the business. As a result, the reorganization is considered under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. In accordance with ASC 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the fiscal years ended December 31, 2023 and 2022, the results of these subsidiaries are included in the consolidated financial statements for both periods. The consolidation of the GIBO Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities consolidated from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

The Company was formed solely for the purpose of completing the transactions contemplated by the Business Combination Agreement, dated August 5, 2024 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among GIBO Holdings Limited, an Cayman Islands exempted company limited by shares (“GIBO”), BUJA, GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Limited, a Cayman Islands exempted company limited by shares (“GIBO Group”), pursuant to which, among other things, (i) Merger Sub I will merge with and into GIBO Group, with GIBO Group as the surviving entity and a wholly-owned subsidiary of GIBO (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of GIBO (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of BUJA and GIBO Group will become a subsidiaries of GIBO.

The combined financial statements of the Company include the following entities:

Name of the entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
GIBO	June 19, 2024	Cayman Islands	Parent, 100%	Investment holding
Merger Sub I	June 25, 2024	Cayman Islands	100%	Investment holding
Merger Sub II	June 25, 2024	Cayman Islands	100%	Investment holding
GIBO Group	September 5, 2023	Cayman Islands	100%	Investment holding
GIBO AI	September 5, 2023	Cayman Islands	100%	AI Animation
GIBO International	November 29, 2023	SAMOA	100%	Investment holding
Hong Kong Daily	December 22, 2017	Hong Kong	100%	AI Animation

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and have been consistently applied.

Principles of consolidation

The accompanying combined financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries are eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the combined statements of operations from the effective date of the acquisition or up to the effective date of the disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power, or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Going Concern Consideration

Pursuant to the Financial Accounting Standards Board (the “FASB”) codification Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, the Company is required to assess its ability to continue as a going concern for a period of one year from the date of the issuance of the financial statements.

As of December 31, 2024, the Company had cash on hand of $86,750, net current liabilities of $24,682,839 and accumulated deficit of $49,289,856, and incurred a net loss of $24,852,333 for the years ended December 31, 2024.

The Business Combination is consummated by the required date, but the Company’s liquidity needs the continued financial support from the shareholders. The Company believes it has sufficient and appropriate financial abilities to enable it to undertake its liabilities and doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance date of the financial statements has been alleviated. Consequently, the substantial doubt regarding the Company’s ability to continue as a going concern has been resolved.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Uses of estimates

In preparing the combined financial statements in conformity U.S. GAAP, the management makes judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the combined financial statements include, but are not limited to, useful lives of property and equipment and intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in Hong Kong and Cayman Islands. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Hong Kong and Cayman Islands, as well as by the general state of the economy in Hong Kong and Cayman Islands. Although the Company has not experienced losses from these situations and believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Although the spread of COVID-19 appears to be under control currently, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. As of December 31, 2024 and 2023, cash balance amounted to $86,750 and $6,051,863 respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and bank deposits.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred initial public offering costs amounted to $1,609,714 and Nil as of December 31, 2024 and 2023, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over the estimated useful lives of the assets as follows:

Useful life
Servers and network equipment	10 years
Office equipment	3-5 years

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the combined statements of operations.

Intangible asset, net

The Company’s intangible assets primarily consist of purchased computer software and applications used in conducting the Company’s AI animation business. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company amortizes its intangible assets over the estimated useful lives of three years using a straight-line method (see Note 4).

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. There were no impairments of the Company’s long-lived assets as of December 31,2024 and 2023.

Leases

The Company leases office space, which is classified as operating leases in accordance with ASC 842. Under ASC 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31,2024 and 2023(see Note 5).

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the operating activities. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, other current assets, due to related parties and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

The Company recognize revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

The Company sign IT Service Agreement with the customers, to provide a series of services include (i) platform customization and integration services, helping customers to design, modify and integrate functionalities in their own systems, (ii) data migration and content management services, assisting customers in their large-scale data migration and content liability management, and (iii) enterprise-level data security services, providing customers with advanced information security technologies and measures to address data concerns.

The Company’s contracts with the customer are fixed price contract and accounts for the revenue generated from providing the services to customers on a gross basis as the Company is acting as a principal in these transactions. The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis: (i) the Company is primarily responsible for arranging the promise to provide the specified services; (ii) the Company has inventory risk before the specified services have been transferred to a customer or after transfer of control to the customer; and (iii) the Company has discretion in establishing the price for the specified services delivered.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

The Company’s contracts include distinct performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, The Company allocate the transaction price to each performance obligation based on its relative standalone selling price. The Company generally determine the standalone selling prices based on the prices charged to customers. Revenues are recognized at overtime when the service deliverables are completed and achieve the requirements of the customers.

The Company has generated operating revenues amounted to $30,000,000 and Nil for the years ended December 31, 2024 and 2023, respectively.

Contract balances

Contract assets relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets and liabilities as of December 31, 2024 and 2023.

Research and development costs

The Company’s research and development (“R&D”) activities primarily relate to the development of AI animation technology, application, modules and optimization and implementation of its websites and mobile apps to improve their performance. Research and development costs are expensed as incurred. Research and development expenses included in operating costs amounted to $49,032,968 and $11,326,463 for the year ended December 31, 2024 and 2023, respectively.

Earnings (loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net earnings (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31,2024 and 2023, there were no dilutive shares.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or significant influence.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting the standard.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is currently evaluating the impact of adopting the standard.

On November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses”, that requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact of adopting the standard.

On January 6, 2025, the FASB issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”, the amendment in this Update clarifies the effective date of Update 2024-03, which is that public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting the standard.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2024	December 31, 2023
Servers and network equipment	$115,000,000	$-
Office equipment	47,159	47,159

Subtotal	115,047,159	47,159
Less: accumulated depreciation	(4,406,061)	(28,295)
Property and equipment, net	$110,641,098	$18,864

Depreciation expense amounted to $4,377,766 and $9,431 for the years ended December 31, 2024 and 2023, respectively.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 4 — INTANGIBLE ASSET, NET

Intangible assets, net, consists of the following:

	December 31, 2024	December 31, 2023
Software and applications	$600,000	$600,000
Less: accumulated amortization	(266,664)	(66,666)
Intangible assets, net	$333,336	$533,334

Amortization expense amounted to $199,998 and $66,666 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending December 31,	Amortization expenses

2025	$199,998
2026	133,338
Total	$333,336

NOTE 5 –LEASES

Effective on January 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liability represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of December 31,
	2024	2023
Operating lease right-of-use asset	$343,509	$343,509
Operating lease right-of-use asset- accumulated amortization	(304,946)	(230,801)
Operating lease right-of-use asset, net	38,563	112,708

Lease liability, current	38,563	74,145
Lease liability, non-current	-	38,563
Total lease liability	$38,563	$112,708

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.5	1.5
Weighted average discount rate	5.28%	5.28%

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

For the years ended December 31, 2024 and 2023, the Company reported total operating lease expenses of $ 77,976 and $77,976, respectively.

The following table summarizes the maturity of operating lease liability and future minimum payments of operating leases as of December 31, 2024:

Amounts
Year ending December 31,
2025	$38,988

Total future minimum lease payments	38,988
Less: imputed interest	(425)
Present value of operating lease liability	$38,563
Less: current portion	(38,563)
Long-term portion	-

NOTE 6 – LOAN FROM THIRD PARTIES

As of December 31,2024, the Company had entered into three loan agreements with third party amounted to $105,252 and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such loan was 3% per annum   interest rate bearing and due in year 2026.

NOTE 7 — RELATED PARTY TRANSACTIONS

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Lim Chun Yen	Chief Executive Officer of the Company
Ms. Hung Kwan Chen	Chief Financial Officer of the Company
Mr. Kueh Jing Tuang	Chief Technology Officer of the Company
General Analytics Limited	Shareholder of the Company
Billion Start Enterprise Limited	Shareholder of the Company
Chinese Top Asset Management Holdings Limited	Shareholder of the Company
Dragon Huge Development Limited	Shareholder of the Company
Treasure Nice Investment Limited	Shareholder of the Company
Prime King Investment Limited	Shareholder of the Company
Stand Best Creation Limited	Shareholder of the Company

b. Services received from related parties

Services received from related parties consists of the following:

	For the years ended December 31,
Name	2024	2023
Chinese Top Asset Management Holdings Limited	$115,000,000	$-
Billion Start Enterprise Limited	19,000,000	-
Dragon Huge Development Limited	13,000,000	-
Treasure Nice Investment Limited	9,000,000	-
Total Services received from related parties	$156,000,000	$-

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

c. Dues to related parties

Dues to related parties consists of the following:

	As of December 31,
Name	2024	2023
Chinese Top Asset Management Holdings Limited	$21,800,000	$-
Mr. Lim Chun Yen	1,041,846	247,900
Ms. Hung Kwan Chen	590,223	644,488
Mr. Kueh Jing Tuang	466,292	344,100
General Analytics Limited	233,300	233,300
Prime King Investment Limited	5,000	-
Total due to related parties	$24,136,661	$1,469,788

As of December 31,2024 and 2023, the balance of due to related parties exclude Chinese Top Asset Management Holdings Limited was comprised of advance from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

On November 11, 2024, the Company entered into an equipment purchase agreement with a related party supplier, Chinese Top Asset Management Holdings Limited (“CTA”), to purchase a set of equipment from CTA with an aggregate purchase price of $51.8 million. On November 25, 2024, the Company notified the Customer Grand Harvest Corporation Limited to directly pay $30 million on behalf of the Company to CTA in order to speed up settlement process and streamlines cash flow management of each party. As a result, the balance of CTA was $21,800,000 as of December 31,2024.

d. Loan from related parties

Loan from related parties consists of the following:

	As of December 31,
Name	2024	2023
Prime King Investment Limited	$1,007,106	$-
Stand Best Creation Limited	56,800	-
Total loan from related parties	$1,063,906	$-

As of December 31,2024, the balance of loan from related parties was comprised of loan from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such loan was 3% or 5% per annum interest rate bearing and due in year 2026.

NOTE 8 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 19, 2024. The original share capital of The Company is $50,000 divided into 50,000 Ordinary Shares, with par value of $1 per share. The total number of Ordinary Shares issued and outstanding is 1 share. The numbers of authorized and outstanding Ordinary Shares were retroactively applied as if the transaction occurred at the beginning of the period presented.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Capital contribution by shareholders

Capital Contributions

Hong Kong Daily was initially owned by Ms. Hung Kwan Han, holding 500,000 shares at HK$1.00 per share. On November 15, 2019, Ms. Hung Kwan Han signed a trust deed with Ms. Hung Kwan Chen and Mr. Lim Chun Yen, holding the shares on their behalf. On August 16, 2021, six new investors signed shareholder agreement with Ms. Hung Kwan Han, and contributing a total of $30.2 million to support Hong Kong Daily’s operations. During the fiscal year 2021, 2022 and 2023, the investors contributed $837,331, $11,824,763 and $17,525,456 to increase the paid-in capital of Hong Kong Daily, respectively. No additional capital contribution by cash from investors during the years ended December 31, 2024 in Hong Kong Daily.

On June 27, 2024, GIBO Group issued additional shares to Chinese Top Asset Management Holdings Limited (“CTA”), to purchased property, plant and equipment valued at $63,200,000, and also issued shares to Billion Start Enterprise Limited (“BSE”), Dragon Huge Development Limited (“DHD”) and Treasure Nice Investment Limited (“TNI”) in exchange for research and development services valued at $41,000,000. The above transactions include the purchase of property, plant and equipment, research and development services in exchange for ordinary shares are non-cash flow activities. As a result, the investors contributed $104,200,000 to increase the paid-in capital of GIBO Group.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s combined financial position, results of operations and cash flows.

NOTE 10 — SUBSEQUENT EVENTS

Subsequent to the balance sheet date, On May 8, 2025, GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares (the “Company”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 5, 2024 and amended as of March 3, 2025 (the “Business Combination Agreement”), by and among the Company, Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company limited by shares (“BUJA”), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and The Company.

The Company has performed an evaluation of subsequent events through May 14, 2025, which was the date of the combined financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the combined financial statements.

