Form 20-F
period 2025-12-31
GIBO HOLDINGS Ltd
filed 2026-05-15
CIK 2034520

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from        to

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Jing Tuang “Zelt” Kueh

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang 50200

Kuala Lumpur, Malaysia

Telephone: +60 192 886 887

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value US$0.0002 per share	GIBO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share	GIBOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 2,923,225 Class A ordinary shares, par value US$0.0002 per share, and 832,172 Class B ordinary shares, par value US$0.0002 per share and 2,874,991 warrants to purchase Class A ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

CONVENTIONS AND FREQUENTLY USED TERMS

Except as otherwise indicated or required by context, references in this annual report on Form 20-F (including information incorporated by reference herein, this “Report”) to “we,” “us,” “our,” “the Company” or “the company” refer to Global IBO Group Ltd. and its consolidated subsidiaries prior to the consummation of the Business Combination and to GIBO HOLDINGS LIMITED and its consolidated subsidiaries following the Business Combination, as the context requires.

Unless we indicate otherwise, references in this Report to:

“AI” means artificial intelligence;

“AIGC” means artificial intelligence generated content;

“Assignment, Assumption and Amendment Agreement” means the certain Assignment, Assumption and Amendment Agreement, dated May 8, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., Bukit Jalil Global Investment Ltd. and Continental Stock Transfer & Trust Company;

“BUJA” means Bukit Jalil Global Acquisition 1 Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“Business Combination” means the First Merger, the Second Merger and the other transactions contemplated by the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement, dated August 5, 2024 (as may be amended, supplemented, or otherwise modified from time to time), by and among the Company, BUJA, Merger Sub I, Merger Sub II, and GIBO;

“Class A Ordinary Shares” means Class A ordinary shares, par value $0.0002 each, of the company, with each Class A Ordinary Share entitling the holder thereof to one (1) vote on all matters subject to vote at general meetings of our shareholders;

“Class B Ordinary Shares” means Class B ordinary shares, par value $0.0002 each, of the company, with each Class B Ordinary Share entitling the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our shareholders;

“Companies Act” means Companies Act (as revised) of the Cayman Islands;

“Content creators” means users who have generated at least one piece of AIGC animation video content on GIBO.ai platform using tools provided by GIBO Create, upon review and approval from GIBO;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Existing Warrant Agreement” means the certain Warrant Agreement, dated as of June 27, 2023, by and between Bukit Jalil Global Acquisition 1 Ltd. and Continental Stock Transfer & Trust Company, LLC;

“First Merger” means the merger between GIBO and Merger Sub I, with GIBO being the surviving company and a wholly-owned subsidiary of us;

“GIBO” means Global IBO Group Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, or as the context requires, Global IBO Group Ltd. and its consolidated subsidiaries;

“HK Daily” or “Hong Kong Subsidiary” means Hong Kong Daily Group Supply Chain Limited, our operating subsidiary in Hong Kong incorporated under the laws of Hong Kong as a limited liability company;

“Hong Kong” means the Hong Kong Special Administrative Region of China;

“IT” means information technology;

“Merger Sub I” means GIBO Merger Sub 1 Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“Merger Sub II” means GIBO Merger Sub 2 Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

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

“Nasdaq” means the Nasdaq Stock Market;

“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares;

“Parent” means GIBO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“PCAOB” means the Public Company Accounting Oversight Board in the United States of America;

“PRC” or “China” means the People’s Republic of China, including the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this Report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

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

“Securities Act” refers to the Securities Act of 1933, as amended’

“Shareholders” means the holders of shares of a company;

“Sponsor” means Bukit Jalil Global Investment Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“U.S.” means the United States of America;

“U.S. Dollars,” “USD,” “US$” or “$” means United States dollars, the legal currency of the United States;

“U.S. GAAP” means accounting principles generally accepted in the United States of America;

“Video Uploads” means AI-generated animation video content uploaded by registered users to GIBO.ai platform, whether or not such AI-generated animation video content is generated by the AI-powered tools offered on the platform;

“Video Views” means the aggregate viewings generated by the AI-generated animation video content offered on GIBO.ai platform;

“Warrant Agent” means Continental Stock Transfer & Trust Company, LLC; and

“Warrants” means the warrants issued by the Parent to purchase one (1) Class A Ordinary Share at an exercise price of $2,300.00 per share.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our ability to grow market share in our existing markets or any new markets we may enter;
●	Our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grows;
●	Our ability to successfully execute on acquisitions, integrate acquired businesses and to realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;
●	Changes in our business model;
●	Our continued access to certain technologies;
●	Our success in collaborating with our third party research and development partners;
●	Our success in monetizing our technologies;
●	The failure to realize anticipated efficiencies through our technology and business model;
●	Costs associated with enhancements of our products or services;
●	Our ability to continue to adjust our offerings to meet market demand, attract users to our products or services;
●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
●	Political instability in the jurisdictions in which we operate;
●	The overall economic environment, the property market and general market and economic conditions in the jurisdictions in which we operate;
●	Anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;
●	The ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect confidential information;
●	The safety, affordability, and breadth of our technologies;
●	Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
●	Exchange rate fluctuations;
●	Changes in interest rates or rates of inflation;
●	Legal, regulatory and other proceedings;
●	Tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate;
●	Our ability to maintain the listing of our securities on the Nasdaq; and
●	all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors.”

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in Hong Kong

We are not an operating company but a Cayman Islands holding company incorporated as an exempted company with limited liability. We indirectly hold 100% of the equity interests in Hong Kong Daily Group Supply Chain Limited, or HK Daily or the Hong Kong Subsidiary, our operating subsidiary in Hong Kong, and do not operate business through any variable interest entities. Since our inception and as of December 31, 2025, GIBO Holdings Limited, or the Parent, conducted the majority of its operations in Hong Kong through the Hong Kong subsidiary. As of the date of this Report, we have relocated our headquarters to Malaysia and expect to conduct an increasing portion of our operations outside of Hong Kong. As of the date of this Report, the Parent does not have any subsidiaries incorporated in mainland China, nor any business operations in mainland China. Such holding company structure involves unique risks to investors. Investors in our securities should be aware that they will not directly hold equity interests in any Chinese operating entity, but rather will hold equity interests solely in our Cayman Islands holding company, which indirectly own 100% of the equity interests in the Hong Kong Subsidiary.

We face various legal and operational risks associated with having the majority of our operations in Hong Kong and the complex and evolving laws and regulations in China. For example, the PRC government has the authority to intervene or influence the operations of our business. We may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. The PRC government’s enforcement of PRC laws may in turn influence our operations at any time, which could cause the value of our securities to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. In recent years, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. It is uncertain what potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and the listing of our securities on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or the value of our securities and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Hong Kong.”

PRC Permissions and Approvals

Since our inception and as of December 31, 2025, we conducted the majority of our operations in Hong Kong, and we believe that we had obtained all requisite permissions and approvals that are material to our operations in Hong Kong. As of the date of this Report, we have relocated our headquarters to Malaysia and expect to conduct an increasing portion of our operations outside of Hong Kong. However, there can be no assurance that we will be able to maintain such permissions and approvals in the future. In addition, laws and regulations in China may change quickly with little advance notice, and the Chinese government may intervene or influence our operations in Hong Kong at any time. As a result, we may be required to obtain additional permissions and approvals in the future. There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Hong Kong—Our business, financial condition, results of operations, and prospects may be materially and adversely affected if certain laws and regulations of the PRC become applicable to us or our subsidiaries. We may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures (the “New CAC Measures”), which came into effect on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. The New CAC Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks to list its securities overseas must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security, or such company be construed as operators of critical information infrastructure purchasing network products and services. The Hong Kong Subsidiary does not collect, process or use personal information of entities or individuals other than what is necessary for its business and does not disseminate such information, and does not conduct any data processing activities in mainland China. As GIBO.ai platform geo-blocks IP addresses from mainland China and does not have any business operation within mainland China, we do not believe that we are subject to clearance from the CAC under the New CAC Measures in connection with our Business Combination consummated on May 8, 2025. However, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all. In the future, if we and/or our subsidiaries are required to obtain any permission or approval from or complete any filing procedure with the CAC or other PRC governmental authorities under the PRC law, we may be fined or subject to other sanctions, and our subsidiaries’ business and reputation, financial condition, and results of operations may be materially and adversely affected. Any actions by the PRC government to exert more influence and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers (including businesses whose operations are in Hong Kong) could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Operations in Hong Kong — Our Hong Kong subsidiary may be subject to a variety of laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Trial Measures, which reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. According to the Trial Measures, if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing, and filings with the CSRC pursuant to the Trial Measures’ requirements shall be submitted within three working days following its submission of application for an initial public offering or listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operations and majority of the issuer’s management are Chinese citizens or domiciled in China. We do not believe that we meet the criteria for CSRC filing in connection with our Business Combination consummated on May 8, 2025, on the basis that (i) we do not any subsidiaries or business operations in mainland China; and (ii) none of our operating revenues, total profits, total assets or net assets is accounted for by any subsidiaries based in mainland China, and none of our senior management members is domiciled in mainland China.

However, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion that we do. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals in the future, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete any future offering of our securities or the market for and market price of our securities and cause the value of our securities to significantly decline or become worthless. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC governmental authorities required for overseas listings. Nevertheless, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the PRC government indicating an intent to exert more influence and control over offerings that are conducted overseas and there are uncertainties with respect to the Chinese legal system and changes in laws, regulations, and policies, including how those laws, regulations, and policies will be interpreted or implemented, although as of the date of this Report, we have not been involved in any investigations initiated by the applicable government regulatory authorities, nor have we received any inquiry, notice, warning or sanction in such respect, it is uncertain whether or when we might be subject to such requirements, permission and approval from any related PRC government to list its shares on Nasdaq in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Hong Kong—Our business, financial condition, results of operations, and prospects may be materially and adversely affected if certain laws and regulations of the PRC become applicable to us or our subsidiaries. We may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB, issued a report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor, Enrome LLP, or Enrome, the independent registered public accounting firm that issues the audit report included elsewhere in this Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome is still awaiting the results of the inspection as of the date of this Report. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA following our filing of this Report for the fiscal year ended December 31, 2025. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting may continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements , we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. See “Item 3. Key Information—D. Risk Factors — Risks Related to our Operations in Hong Kong — Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if we are unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

Cash may be transferred among the Parent and its subsidiaries in the following manner: (i) funds may be transferred from the Parent to the Cayman Islands subsidiaries, including GIBO and BUJA, as needed, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be transferred from the Parent to Global IBO AI Technology Ltd (“GIBO AI”) in the Cayman Islands, GIBO International Ltd. in Samoa and the Hong Kong Subsidiary in Hong Kong through GIBO, in the form of capital contributions or shareholder loans, as the case may be; and (iii) dividends or other distributions may be paid by the Hong Kong Subsidiary to the Parent through GIBO AI and GIBO. To ensure the efficient and compliant handling of funds and cash transfers among the Parent and its subsidiaries, we require that each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded, facilitating audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering and know-your-customer requirements.

There are no significant restrictions on foreign exchange or our ability to transfer cash between entities among the Parent and its subsidiaries. However, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between the Parent and the Hong Kong Subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to the Hong Kong subsidiary, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on us and our operating subsidiaries’ ability to transfer funds or assets. As of the date of this Report, there has not been any funds transferred from the Parent to the Hong Kong Subsidiary. In the future, however, cash proceeds raised from overseas financing activities may be transferred by the Parent to the Hong Kong Subsidiary via capital contribution or shareholder loans. As a holding company, the Parent may rely on dividends and other distributions on equity paid by the Hong Kong Subsidiary. If the Hong Kong Subsidiary requires external debt financing in the future, the instruments governing such debt financing may restrict its ability to pay dividends or repay shareholder loans to the Parent. As of the date of this Report, there have not been any such dividends or other distributions from the Hong Kong Subsidiary. We intend to retain all available funds and future earnings, if any, for the operations and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. The payment of any dividends shall be within the discretion of our board of directors, after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Operations in Hong Kong — Our Hong Kong subsidiary may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A Ordinary Shares. Dividends payable to our foreign investors and gains from the sale of our securities by our foreign investors may become subject to tax by the PRC.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

●	We operate in a new and rapidly evolving industry, which presents significant uncertainties and business risks and makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the AIGC animation streaming platform market does not develop as anticipated.

●	AI technologies are constantly evolving. Any flaws or inappropriate usage of AI technologies, whether actual or perceived, whether intended or inadvertent, whether committed by us or by other third parties, could have negative impact on our business, reputation and the general acceptance of AI solutions by the society.

●	Fraudulent and other illegal activity involving generative AI tools could reduce the use of our platform and services and may adversely affect our business and results of operations.

●	We train and fine-tune our AI models using datasets from users and/or third parties, which may pose risks and subject us to legal liability.

●	We have a history of operating losses in the past. We may not be able to monetize or generate sufficient revenues or reach and maintain profitability in the future.

●	The markets in which we operate are competitive and, if we do not compete effectively, our business, financial condition and results of operations could be harmed.

●

Our recent growth may not be indicative of our future growth. Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects and may increase the risk that we will not be successful.

●	Our management had previously raised substantial doubt about our status as a going concern, and we may be unable to obtain additional capital on favorable terms in the future.

●	If we are unable to attract new users, our business, financial condition and results of operations will be adversely affected.

●	Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the contribution made by the content creators on our platform.

●	We rely on our content creators to generate a substantial amount of animation video content, and if we fail to manage and expand our creator base, our business, financial condition, results of operations and growth prospects could be adversely affected.

●	Our future business will depend in part on our users to pay for the content and service offerings available on our platform. Declines in such payments by our users could harm our future operating results.

●	If we fail to provide quality support to assist our users in utilizing our platform, we may see a decrease in user adoption of our platform.

●	If we fail to develop and launch effective advertising products and content to attract advertisers to advertise on our platform, or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our future business, financial condition, results of operations and prospects may be materially and adversely affected.

●	If we or certain of our users are deemed to violate any laws or regulations concerning the AI-generated animation content on our platform, our business, financial condition and results of operations may be materially and adversely affected.

●	Increases in the costs of generating content on our platform may have an adverse effect on our business, financial condition and results of operations.

●	If we are unable to introduce new features or functions to our platform or to enhance our content and service offerings, our business and results of operations could be adversely affected.

●	We currently offer the content and service offerings on our platform free of charge in order to drive user awareness and encourage use and adoption of our platform. If this marketing strategy fails to lead to future monetization, our business, financial condition, results of operations and prospects will be materially and adversely affected.

●	Our research and development efforts may not yield expected results.

●	We may not be able to execute some of our future plans and business strategies due to the lack of external financing channels which may adversely affect our business prospects and growth.

●	Our key operating metrics and certain other operational data in this Report are subject to assumptions, limitations and inherent challenges in measurement, and may not provide an accurate indication of our future or expected results.

●	Our content and service offerings may not always gain market acceptance, which could materially and adversely affect our results of operations.

●	If we fail to maintain and enhance our brand exposure and awareness, our ability to expand user base will be impaired and our business, financial condition, and results of operations may suffer.

●	We may require additional capital to support the growth of our business, and such capital might not be available on acceptable terms, if at all.

●	Our plan to further expand user base community may not be successful and may create a variety of operational challenges.

●	We have limited ability to protect and defend our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could harm our business and competitive position.

●	Infringement or misappropriation claims by third parties could subject us to significant liabilities and other costs.

●	We may be subject to complaints, litigations and claims initiated by the intellectual property owners, if any of the resources used, content created or training data employed, especially data sourced from the Internet, by our users have infringed or potentially infringed third party intellectual property rights.

●	We may face risks associated with long selling and implementation cycle for our IT services, which may require us to make significant resource commitments prior to realizing revenues.

●	Our IT services rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

●	Any significant disruption to our technology infrastructure, including events beyond our control, could prevent us from offering our content and services, or reduce our attractiveness and result in a loss of our users.

●	Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

●	We are subject to stringent and evolving laws, regulations and standards, information security policies, and contractual obligations related to data privacy and security.

●	If the security of the personal information that we (or our vendors) collect, store, or process is compromised or is otherwise accessed without authorization, or if we fail to comply with our commitments and assurances regarding the privacy and security of such information, our reputation may be harmed and we may be exposed to liability and loss of business.

●	Misconduct or other improper activities by our employees, users and other third parties could harm our business and reputation.

●	Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to serve in their present positions, our business may be severely disrupted.

●	We may be subject to legal proceedings in the ordinary course of our business. Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

●	We face risks related to natural disasters, health epidemics, including the COVID-19, and other events that could significantly disrupt our operations.

●	Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

●	Any failure by us or third parties with which we collaborate to comply with anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties and decrease our revenues and profitability.

Risks Related to Our Operations in Hong Kong

●	Our business, financial condition, results of operations, and prospects may be materially and adversely affected if certain laws and regulations of the PRC become applicable to us or our subsidiaries. We may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally.

●	The recent state government interference into business activities of U.S. listed Chinese companies may negatively impact our existing and future operations in Hong Kong.

●	Interpretation of PRC laws and their implementation of National Security Law in Hong Kong involve uncertainty.

●	Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The PRC government may issue further restrictive measures in the future that could adversely affect our business and prospects.
●	Our Hong Kong subsidiary may be subject to a variety of laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on its business, financial condition and results of operations.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China (including Hong Kong).

●	The Hong Kong legal system embodies uncertainties that could limit the legal protections available to us.

●	If the PRC government determines that we are a mainland China-based issuer, the mainland China government would be able to intervene in and influence our operations, resulting in material adverse change in our operations and/or the value of our securities.

Risks Related to Our Securities

●	As a public company, we incur higher costs as compared to when we were a private company.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected.

●	The Warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	We agree that any action, proceeding or claim against us arising out of or relating in any way to Existing Warrant Agreement and Assignment, Assumption and Amendment Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit Warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes.

●	The Warrants may not be in the money, and they may expire worthless.

●	We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

●	We will have broad discretion over the use of the net proceeds from the relevant holder’s exercise of Warrants for cash, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

●	We may or may not pay cash dividends in the foreseeable future.

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

●	The market price of our securities may be volatile or may decline, regardless of our operating performance.

●	We may not be able to maintain the listing of our securities on Nasdaq.

●	If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

●	The issuance of additional Class A Ordinary Shares in connection with future financings, acquisitions, investments, the Incentive Plan, or otherwise will dilute all other shareholders.

●	We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors, which could have a material adverse effect on us, including our growth prospects.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our Chairman of Board of Directors, and his interests may not be aligned with the interests of our other shareholders.

●	Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, conduct our operations in Hong Kong, and the majority of our directors and executive officers reside outside of the United States.

●	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

Risks Related to Our Business and Industry

We operate in a new and rapidly evolving industry, which presents significant uncertainties and business risks and makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the AIGC animation streaming platform market does not develop as anticipated.

The AIGC animation streaming platform industry is relatively new and continues to evolve. Whether this industry grows and whether our AIGC animation streaming platform business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to AIGC animation streaming platform and related activities), taxation, data and information privacy and payment processing laws and regulations, and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, including as it relates to platform launches in new or existing jurisdictions that may be delayed or denied, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities. Additionally, as the AIGC animation streaming platform industry advances, including with respect to regulation in new and existing jurisdictions, we may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, we cannot provide assurance that our content and service offerings will grow at the rates expected, or be successful in the long term. If our content and service offerings do not obtain popularity or maintain their current popularity, or if they fail to grow in a manner that meets our expectations, or if we cannot offer our content and service offerings in particular jurisdictions that may be material to our business, results of operations and financial condition could be harmed.

In addition, the growth of the AIGC animation streaming platform industry in Asia, in particular Southeast Asia, and the level of demand and market acceptance of our content and service offerings are subject to a high degree of uncertainty. Our ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential users. New and different types of entertainment may increase in popularity at the expense of AIGC animation streaming.

As the market in Asia for AIGC animation streaming has evolved rapidly in recent years, it is extremely difficult to accurately predict user acceptance and demand for our existing and potential new content and service offerings, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of the market for AIGC animation streaming, we cannot predict how much our users will be willing to spend on AIGC animation streaming or whether users will have concerns over security, reliability, cost and quality of service associated with AIGC animation streaming. If the acceptance of our content and service offerings is different than anticipated, our ability to generate revenues and profits could be materially and adversely affected.

AI technologies are constantly evolving. Any flaws or inappropriate usage of AI technologies, whether actual or perceived, whether intended or inadvertent, whether committed by us or by other third parties, could have negative impact on our business, reputation and the general acceptance of AI solutions by the society.

AI technologies are still at a preliminary stage of development and will continue to evolve. Flaws or deficiencies in AI technologies could undermine the accuracy and thoroughness of our AI-powered content creation tools. There can be no assurance that we will be able to detect and remedy such flaws or deficiencies in a timely manner, or at all. Any flaws or deficiencies in our AI technologies and offerings, whether actual or perceived, could materially and adversely affect our business, reputation, results of operations and prospects.

Similar to many disruptive innovations, AI technologies present risks and challenges that could affect user perception and public opinion. Any inappropriate, abusive or premature usage of AI technologies, whether actual or perceived, whether intended or inadvertent, and whether by us or by third parties, may dissuade prospective users from adopting AI-powered services, may impair the general acceptance of AI solutions by the society, attract negative publicity and adversely impact our reputation. We may even violate applicable laws and regulations and subject us to legal or administrative proceedings, pressures from activists and/or other organizations and heightened scrutiny by regulators. Each of the foregoing events may in turn materially and adversely affect our business, financial condition and results of operations.

Fraudulent and other illegal activity involving generative AI tools could reduce the use of our platform and services and may adversely affect our business and results of operations.

We use generative AI tools in our business, and we expect to use generative AI tools in the future. Generative capability of AI concentrates on creating new content by generating, analyzing and emulating existing data. Advanced generative AI tools may produce content indistinguishable from that generated by humans, and are a relatively novel development, with benefits, risks, and liabilities still unknown. Bad actors are using increasingly sophisticated methods to engage in illegal activities using generative AI-enabled products and technologies. Illegal activities involving AI products and service offerings often include malicious schemes. Bad actors may use generative AI tools to generate photorealistic images or video, alter images or videos, create fake images or videos, and use AI voice synthesizing tools to clone one’s voice, resulting in the misappropriation of one’s name, identity, image, voice, or other likeness, as well as the spreading of false or misleading information. For example, scammers may use generative AI technology to impersonate a family member or friend, with the intent to trick someone to transfer money to the scammer. Additionally, we expect that the short drama industry to increasingly incorporate the latest AI technologies, including AI-enabled face swapping, voice modulation, and text-to-scene content generation.

The generative AI tools offered on GIBO.ai are currently and expected to be in the future capable of empowering user generative content beyond the anime industry, short drama industry and any other industries that may be relevant and suited for the AI tools and technology that are being researched and developed. Any misuse of generative AI tools on our platform may inadvertently violate a third party’s rights, be non-compliant with the applicable terms of use or our other legal obligations, or result in a security or privacy risk, which could result in additional compliance costs, regulatory investigations and actions, negative publicity and lawsuits. For example, we may face claims from third parties claiming infringement of their intellectual property rights or portrait rights with respect to the service offerings or content we believed to be available for use and not subject to other third-party proprietary rights. Additionally, any incidents of fraud and third-party claims involving the use of generative AI technology in general, even if they do not involve the particular AI tools offered on GIBO.ai, may result in the reduction of the use and acceptance of our service offerings, which could adversely affect our reputation, business, results of operations and financial condition.

We train and fine-tune our AI models using datasets from users and/or third parties, which may pose risks and subject us to legal liability.

Prior to the launch of GIBO.ai platform, at the initial R&D stage, GIBO Create, our integrated suite of AI-powered content creation tools, relied on curated datasets of pre-processed text, image, audio and video derived from publicly available online data sources to validate and train the AI models. Following the debut of GIBO.ai, we have solely relied on the large amount of de-identified text, image, audio and video data input generated by users on GIBO.ai as a proprietary, multimodal training data repository to continuously fine-tune the AI models. In the future, we may continue to train and fine-tune our underlying AI models using data from our users and/or from third-party vendors. We may not in every instance be able to confirm that we or any vendor we use have the necessary rights or permissions to source and use such datasets for purpose of training of our AI-powered content creation tools. For example, we have used and may continue to use in the future publicly available data to train our AI-powered content creation tools that contains information which may be unlawfully acquired from third parties without our knowledge. It may be difficult for us to avoid or identify all instances where unlawful acquisition of data was involved, or where a user might nonetheless submit personal data to our AI-powered content creation tools. Furthermore, if we were to receive claims from third parties asserting rights against our use of certain datasets used to train our AI-powered content creation tools, it may be difficult or impossible for us to disentangle our trained algorithms from the subject matter of the claims, which may impair our ability to train and refine our AI models, subject us to legal or administrative proceedings, and adversely affect our reputation, business, results of operations and financial condition.

We have a history of operating losses in the past. We may not be able to monetize or generate sufficient revenues or reach and maintain profitability in the future.

In 2023, 2024 and 2025, we generated revenue of nil, $30.0 million and nil, respectively, and incurred net losses of $12.1 million, $24.9 million and $231.9 million, respectively. As of December 31, 2025, we had an accumulated deficit of $280.4 million. We have not been profitable in recent periods and are not certain whether we will obtain a high enough volume of revenues to sustain or increase our growth or reach profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if we do not generate sufficient revenue. In particular, we intend to continue to expend significant funds to further develop our platform, including by introducing new content, service offerings, and functionality, and to expand our inside sales team and enterprise sales force to drive new user adoption, expand use cases and integrations, and support international expansion. We will also face increased compliance costs associated with growth, the expansion of our user base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, or delays, and other unknown events. If we are unable to sustain profitability, the value of our business and ordinary shares may significantly decrease.

Any substantial deficit and significant losses in the future may result in several risks, including:

●	substantial deficit may lead to severe liquidity constraints, impacting our ability to fund operations and meet financial obligations;
●	reduction in revenue may necessitate pay cuts in key areas (e.g., research and development), marketing and staffing, potentially hindering our growth and competitive position;
●	missing revenue projections by a large margin may diminish investor confidence, potentially leading to a decline in stock price and making it more difficult to obtain financings in the future; and
●	significant deviations from projected revenue may trigger increased scrutiny from regulatory bodies, necessitating more stringent reporting and compliance efforts.

These risks may threaten our operational viability and could materially and adversely affect our business, financial condition and results of operations.

The markets in which we operate are competitive and, if we do not compete effectively, our business, financial condition and results of operations could be harmed.

The markets in which we operate are competitive, with companies of varying size and business models, many of which have their own proprietary AI technologies, competing for the same business as we do. We primarily compete with other companies that utilize AI in creation and distribution of video content. We also compete against existing players with no specific AI capabilities and they may develop and improve their own AI algorithms for their product suites. Our competitors may have longer corporate operating history, have gained or may have more financial resources, sophisticated technological capabilities, broader user base and stabler user stickiness than we have or will have and may be able to respond more quickly and effectively to new or changing opportunities, technologies, regulatory requirements or user demand than us. We may be required to make substantial additional investments in research, development, marketing and sales, recruiting and retaining top AI scientists and innovative talents, and acquiring technologies complementary to, or necessary for, our current and future AI-powered content creation tools in order to respond to such competitive threats, and we cannot assure you that such measures will be effective. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, then our business, financial condition and results of operations would be adversely affected.

We rely on a limited number of suppliers to provide us with technology services, cloud infrastructure and marketing service to support our various operational needs critical to our business operations, and we rely on certain suppliers that are related parties. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers to provide technology services, cloud infrastructure and marketing services at economical prices. In 2023, 2024 and 2025, our largest supplier, who provided technology services and marketing services to us, accounted for 59.0%, 38.8% and 13.6% of our total purchases, respectively. Additionally, we have been relied on and may continue to rely on in the future, certain suppliers that are related parties, including some of our minority shareholders, to provide us with IT equipment and technology services. These and other related party transactions may present conflicts of interest and cause us to become materially dependent on services provided by related parties, and related parties may be motivated by personal interests that are not necessarily in the best interests of us and our other shareholders, which could materially and adversely affect our business operations. Further, if we are unable to maintain business relationship with our suppliers, our operations could be disrupted, and our business, financial condition and results of operations would be adversely affected. We may not be unable to obtain technology services, cloud infrastructure and marketing services from other suppliers at commercially reasonable term in a timely manner, or at all. Our ability to meet the increasing demand of our platform and grow our business is dependent, in large part, on the availability of advanced technology services, cloud infrastructure and marketing services offered to us at commercially reasonable prices. Defects, malfunctions, errors and breakdown of these technology services and cloud infrastructure may occur from time to time, and we cannot assure you that our suppliers can take remedial measures in a timely manner. If we are not able to obtain sufficient technology services, cloud infrastructure and marketing services at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be materially and adversely affected.

Our recent growth may not be indicative of our future growth. Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects and may increase the risk that we will not be successful.

As of December 31, 2025, the number of registered users on GIBO.ai reached approximately 89.0 million. You should not, however, rely on the growth in such number of registered users as an indication of our future performance. Due to our limited operating history, our ability to accurately forecast our future results of operations is limited and may be subject to a number of uncertainties, including our ability to plan for and model future growth. Even if our number of registered users continues to increase, our expected userbase growth rate may decline in the future as a result of a variety of factors, including the maturation of our business, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. Overall growth of our business depends on a number of additional factors, including our ability to:

●	price our content and service offerings effectively so that we are able to attract new users and expand monetization on our existing users;
●	expand the functionality and use cases for the AI-powered content creation tools we offer on our platform;
●	provide our users with the user support that meets their needs;
●	continue to introduce content and service offerings to new markets;
●	continue to develop new content, service offerings, and new functionality for our platform and successfully further optimize our existing content, service offerings, and infrastructure;
●	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and
●	increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent user base growth, we may be difficult to achieve and maintain profitability. This may result in less revenue than projected and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our share price to decline and investors to lose confidence in us. You should not rely on our user base for any prior fiscal periods as an indication of our future growth.

Our management had previously raised substantial doubt about our status as a going concern, and we may be unable to obtain additional capital on favorable terms in the future.

As of the date of this Report, we believe the substantial doubt about our status as a going concern has been resolved. The going concern conditions that had caused substantial doubt included our cash balance, net current liabilities, accumulated deficit, and net loss as of December 31, 2025. In the future, if our cash balances, borrowing capacity and cash flow from operations are insufficient to satisfy our liquidity needs, we may need to obtain support from shareholders, seek additional financing and achieve sustainable profits. We cannot assure you that additional financing will be available or will be on terms satisfactory to us. Additional financing may contain undue restrictions on our operations or cause substantial dilution for our shareholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur. Given the competitive and evolving nature of the industry in which we operate, we cannot guarantee that we will become profitable, or be able to sustain or increase profitability. The failure to do so would adversely affect our business, financial condition and results of operations.

If we are unable to attract new users, our business, financial condition and results of operations will be adversely affected.

To generate and increase our revenue, we must continue to attract new users, in particular, content creators. As our success will substantially depend on the wide adoption of our platform and products, we must introduce successful new AI-powered tools, products and services, and offer quality content covering a wide range of interests. In particular, we must encourage content creators to create and upload more appealing user-generated content and we must source more popular licensed content. We must also keep providing our users with features and functions that could enable superior content creation, content viewing and online interaction experience. If we are unable to provide superior user experience, our user base and user engagement may decline, which may materially and adversely affect our business and growth prospects. Additionally, if we are unable to educate new users on how to take advantage of our content and service offerings, we may experience slower than projected growth.

As the market matures, our content and service offerings evolve, and if competitors introduce differentiated offerings that are perceived to be alternatives to our platform and content and service offerings, we may be unable to attract new users, which may have an adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the contribution made by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement is critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and services and enhance our users’ overall use experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content and services that appeal to our users. We have been generally encouraging our content creators to create and upload appealing AI-generated animation video content. We have also been providing our content creators with support and guidance in various forms, including technical support for content creation, editing and uploading. However, we cannot guarantee that our content creators will contribute to creating the most popular AI-generated animation video content on our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. Adverse changes in the number of users or the level of user engagement declines, our business, future revenue, financial condition and results of operations could be materially and adversely affected.

We rely on our content creators to generate a substantial amount of animation video content, and if we fail to manage and expand our creator base, our business, financial condition, results of operations and growth prospects could be adversely affected.

Our success significantly depends upon maintaining and growing our relationships with a variety of content creators, and we anticipate that we will continue to depend on these content creators in order to grow our business. Our content creators enable us to extend our local and global reach, in particular with users in Southeast Asia. We expect to derive revenues from content creators in the future. We do not prohibit content creators on our platform from uploading same or similar content on our competitors’ platforms, and many of our content creators may have established cooperations with our competitors. If our content creators choose to place greater emphasis on platforms of their own or those offered by our competitors, or if we do not effectively market and monetize on our content and service offerings, or fail to meet the needs of our users, our ability to grow our business may be adversely affected. In addition, the loss of content creators could adversely affect our revenues in the future. Moreover, our ability to expand our distribution channels depends in part on our ability to educate our content creators about our platform as well as our content and service offerings, which can be complex. Our failure to attract additional content creators, or any reduction or delay in their creation and offering of AI-generated animation video content may harm our results of operations.

Our future business will depend in part on our users to pay for the content and service offerings available on our platform. Declines in such payments by our users could harm our future operating results.

Part of our growth strategy relies on our ability to deliver significant value in a short time to our users, so that our users, in particular content creators, will scale the use of our platform. Accordingly, our future success depends in part on our ability to exhibit this value and monetize on our content and service offerings to our existing users, in particular content creators. For example, we plan to offer subscription and pay-per-view options to limited and exclusive content and charge subscription fee or a pay-as-you-go fee for our AI-powered content creation tools.

In order for us to generate revenues and improve our results of operations, it is important that we convert our existing users to paying users. The revenues we generate from these paying users may fluctuate in the future, depending on a number of factors, many of which are beyond our control, including the preference of users, the content creation and development skills of content creators, market perception of AIGC animation streaming, the ability of content creators to continually find new uses for our service offerings, the capabilities and rates of competing services, the effects of global economic conditions, reductions in users’ spending on entertainment, or changes in regulatory regimes. These factors may also be exacerbated if, consistent with our growth strategy, our user base continues to grow to encompass other geographic areas, which may also require more sophisticated and costly sales efforts. If our users do not pay for our content and service offerings, our future revenues may decline and our business, financial condition, and results of operations may be harmed.

If we fail to provide quality support to assist our users in utilizing our platform, we may see a decrease in user adoption of our platform.

Our users may request for virtual guided tours from us to assist them in exploring the key features and functions of our platform, and these users rely on our user support personnel to provide solutions when they encounter into technical issues. As a result, an increase in the number of users on our platform is likely to increase the demand for user support related to our content and service offerings. Given that our user base as well as our content and service offerings will continue to expand, we will need to expand our user support team and allocate more resources to provide our users with higher-quality supports to enable them to realize the full values from our platform.

If we are unable to provide sufficient high-quality support resources to our users, they may not be able to effectively utilize and realize values from our platform and may therefore turn to our competitors for similar content and service offerings, which could adversely impact our business, reputation, financial condition and results of operations.

If we fail to develop and launch effective advertising products and content to attract advertisers to advertise on our platform, or if we are unable to collect accounts receivable from advertisers or advertising agencies in a timely manner, our future business, financial condition, results of operations and prospects may be materially and adversely affected.

We plan to generate a portion of our future revenues from advertising. For example, we may launch advertising products and content on our platform to attract advertisers to advertise through us. As such, we may enter into contracts with both advertisers and third-party advertising agencies, and the financial soundness of these third parties may affect our future collection of accounts receivable. Although we plan to make a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our future liquidity and cash flows.

In addition, our ability to generate advertising revenues in the future depends on a number of factors, including the maintenance and enhancement of our brand reputation, the scale, engagement and loyalty of our users and the market competition on advertising rates. We cannot assure you that we will be able to engage advertisers or advertising agencies in the future. If we fail to engage, retain or enhance our relationships with third-party advertising agencies or advertisers themselves, our future business, financial condition, results of operations and prospects may be adversely affected.

If we or certain of our users are deemed to violate any laws or regulations concerning the AI-generated animation content on our platform, our business, financial condition and results of operations may be materially and adversely affected.

We and our users may be subject to numerous foreign and domestic laws and regulations regarding the AI-generated animation video content, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates local laws and regulations, impairs the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Local government and regulatory authorities may strengthen the regulations on internet content from time to time. Failure to comply with these requirements may result in revocation of licenses, closure of the concerned websites and reputational harm. The relevant website operators may also be held liable for such censored information displayed on or linked to their website. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning the AI-generated animation video content in the jurisdictions in which we operate, and we cannot yet determine the impact that such future laws, rules, regulations and standards may have on our business. Because global laws, regulations and industry standards concerning the AI-generated animation video content have continued to develop and evolve rapidly, it is possible that we or certain of our users may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to suspend our operation in certain jurisdictions. These developments could adversely affect our business, results of operations and financial condition.

Currently only registered users are allowed to upload content to our platform. Although we maintain content management and review procedures to monitor the content uploaded to our platform and promptly remove any infringing content or content prohibited by government rules and regulations, there can be no assurance that we can identify and remove in time all the content that may have violated relevant laws and regulations, due to the tremendous volume of content uploaded by our registered users every day.

Failure to identify and prevent illegal or inappropriate content from being uploaded on our platform may subject us to liability. To the extent that local regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, local laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. As of the date of this Report, we had not been subject to penalties by any regulatory authorities in jurisdictions where we operate due to our failure to comply with these relevant requirements. We may also face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform. Such failure or these liabilities could also adversely affect our business, reputation, results of operations and financial condition.

Increases in the costs of generating content on our platform may have an adverse effect on our business, financial condition and results of operations.

We need content creators on our platform to generate popular content to provide an engaging and satisfying entertainment experience to the other users on our platform, and the amount and quality of such content in part depends on our ability to further optimize the content creation features and functions of our platform and provide premium AI-powered content creation tools to our content creators. As our business develops, we may incur revenue-sharing costs in the future to incentivize our content creators, which may have an adverse effect on our business, financial condition and results of operations. In addition, if we are unable to generate sufficient revenues to outpace the increase in the costs for content generation, our business, financial condition and results of operations may be adversely affected as well.

If we are unable to introduce new features or functions to our platform or to enhance our content and service offerings, our business and results of operations could be adversely affected.

Our ability to attract new users and derive future revenues from our users depends in part on our ability to enhance and improve our platform and to introduce new features and functions. To grow our business and remain competitive, we must continue to enhance our platform with features that reflect the constantly evolving nature of animation streaming and AI technology and our users’ evolving needs. The success of new features, functions, enhancements, and developments depends on several factors including, but not limited to: our anticipation of market changes and demands, including successful content and service design as well as timely introduction, sufficient user demand, cost effectiveness in our development efforts, and proliferation of new technologies.

In addition, although we currently only offer the content and service offerings on our platform through the GIBO.ai website, we plan to upgrade our platform to operate in a variety of forms, including mobile apps and third-party applications. In this regard, we will need to continuously modify and enhance our platform to keep pace with the technology trends and changes in any third-party systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and functions to our platform will increase our research and development expenses. Any new features or functions that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue in the future to justify the related expenses. It is also difficult to predict user adoption of new features and functions. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features and functions, enhance our content and service offerings, or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

We currently offer the content and service offerings on our platform free of charge in order to drive user awareness and encourage use and adoption of our platform. If this marketing strategy fails to lead to future monetization, our business, financial condition, results of operations and prospects will be materially and adversely affected.

To encourage awareness, use, familiarity, and adoption of our platform and services, we currently offer the content and service offerings on our platform free of charge. This marketing strategy may not be successful in driving user awareness of our contents and service offerings or leading users to pay. Many current users of our platform may not deploy our platform or pay for our content and service offerings in the future. To derive revenues in the future, we must continue to attract new users, in particular content creators. Our success will depend to a substantial extent on the wide adoption of our platform. Numerous factors may impede our ability to attract users, including but not limited to, our failure to compete effectively against alternative content or services, failure to attract and effectively train marketing personnel, failure to successfully innovate and deploy new features and functions on our platform, failure to provide quality user experience and support, or failure to ensure the effectiveness of our marketing programs. Our success also depends on retaining users, in particular content creators, and increasing their paid usage of our platform over time. The majority of our users or content creators do not have long-term contractual commitments to us and may reduce or terminate their use of our platform at any time without penalty or termination charges. To the extent that users do not become, or we are unable to successfully attract paying users, we will not realize the intended benefits of these marketing strategies and our ability to generate our revenues in the future will be materially and adversely affected.

We plan to utilize billing and payment systems of third parties to collect proceeds from our paying users’ purchases. Any failure by this payment collection channel to process payments effectively and securely may materially and adversely affect our revenue realization and brand recognition.

In the future, we may depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments from paying users and collect such payments. We will receive periodic statements from these third parties which indicate the aggregate amount of fees that are charged to paying users of our services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect receivables from third parties whose billing and payment systems we will use may adversely affect our cash flows. The third-party payment processors may, from time-to-time, experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay at all. Any delay in payment or inability of current or potential third-party payment processors to pay may significantly harm our cash flow and results of operations.

We are unlikely to have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we will use could expose us to litigation and possible liability for failing to secure confidential information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we will use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to make payments through payment service providers even if the publicized breach does not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these payment systems. If any of the above occurs and damages our reputation or the perceived security of the payment systems we will use, we may lose paying users as they may be discouraged from making payments on our platform, which may have an adverse effect on our business and results of operations.

Our research and development efforts may not yield expected results.

We believe that our success relies on our ability to research and develop AI technologies to meet users’ needs. We incurred research and development expenses of $11.3 million, $49.0 million and $117.8 million in 2023, 2024 and 2025, respectively. Since the AIGC animation streaming industry in which we operate is subject to constant technological advances, we need to invest significant resources, both financial and human resources, to keep track with the latest development of the AIGC animation streaming industry in order to expand our content and service offerings and enhance the competitiveness of our platform. As a result, we expect that we will continue to invest significantly in research and development. However, we cannot assure you that our resources allocated to research and development will generate corresponding benefits, or at all. Research and development activities are inherently uncertain, and we may not be able to generate the result we expect, and even if we generate the result we expect, we may still encounter practical difficulties in commercializing the expected result. Given the nature of constant development of AI technologies, we may not be able to timely apply our AI technologies into our platform in an efficient and cost-effective manner, or at all. If we are not able to commercialize our research and development results, our business, results of operations and business prospect may be materially and adversely affected.

We may not be able to execute some of our future plans and business strategies due to the lack of external financing channels which may adversely affect our business prospects and growth.

In order to achieve profitability and continuous growth, we need to carry out our future plans and business strategies, especially related to the monetization methods. To facilitate our future development, including the implementation of monetization methods, we will need to continue to make capital expenditures in research and development of our platform and marketing, the amount and timing of which depend on various factors, including anticipated market perception, the pricing model and future adjustments and availability of similar services offered by our competitors. If the actual results of our executed plans and business strategies differ materially from projections, our business prospects and growth might be materially and adversely affected. Historically, we have funded our operations and capital expenditures primarily through equity issuances. We intend to continue spending substantial amounts on marketing and service offerings development in order to grow our business. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations, and to pursue our future plans and business strategies. In the future, we may require additional external financing to respond to business opportunities, challenges, acquisitions, a decline in the level of usage of our platform or unforeseen circumstances, including the need to develop or improve our service offerings or enhance our operating infrastructure, and acquire complementary businesses and technologies.

The execution of future plans and business strategies also depends on our ability to generate cash flow from operations and our access to external financing channels. A decline in the availability of these funding sources could adversely affect our financial condition and results of operations. In addition, we are likely to incur expenditures earlier than all of the anticipated benefits and the return on these expenditures may be lower, or may be realized more slowly, than expected. Furthermore, our continued expenditure on our technology infrastructure and networks may put us at a competitive disadvantage against competitors who spend less on these but focus more on improving other aspects of their business that are less capital intensive. These competitors could focus their substantial financial resources to develop new content and service offerings with comparable functionality that may be more attractive to potential users than what we offer. These competitors may also focus their substantial financial resources to offer content or services at rates below cost or even for free in order to maintain and gain market share or otherwise improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain users and may cause us to lower our pricing in the future in order to compete and maintain our market share and revenues.

Our key operating metrics and certain other operational data in this Report are subject to assumptions, limitations and inherent challenges in measurement, and may not provide an accurate indication of our future or expected results.

Our key operating metrics and certain other operational data in this Report are based on numerous assumptions and limitations, and are calculated using our internal data that has not been independently verified by third parties and may not provide an accurate indication of our future or expected results.

These assumptions form the foundation for setting and measuring these metrics, aiming to ensure that our platform is growing, engaging, and efficient while maintaining a competitive edge in the market. As a result, our key operating metrics and certain other operational data in this Report should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the metrics. Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the metrics depend on a number of factors, many of which are beyond our control, including, but not limited to, the risks and uncertainties described elsewhere in this section. Investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

Further, while these operating metrics are based on what we believe to be reasonable estimates, there are inherent challenges in measuring how our platform is used, and as a result, the operating metrics, such as the number of registered users and the number of MAUs, may be overstated or understated. In particular, we define “registered users” as users that have registered accounts and logged onto GIBO.ai platform at least once since account registration, beginning from September 2023 when GIBO.ai was launched; however, in measuring “registered users”, we do not exclude users who subsequently become dormant after account registration and logon at least once, which we believe is consistent with market practice. Additionally, as we do not require users to register on a real-name basis or provide personally identifiable information to get access to the content on our platform, we are unable to quantify or eliminate duplicates, and the number of our MAUs or registered users may be inflated when the same person has multiple accounts, and accesses our platform from different accounts at different times. Moreover, there are users who may have fake user accounts or fraudulent accounts created by bots to inflate user activity for a particular content creator on our platform, thus making the content produced by that creator appear more popular than it really is. We cannot eliminate duplicate users that access our content through multiple devices, and as a result, may double-count them. We strive to detect and minimize fraud and unauthorized access to our platform, and we implement measures to detect and suppress that behavior, but we may not be successful in doing so.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of number of registered users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies, which could in turn materially and adversely affect our business, prospect, financial condition and results of operations.

Our content and service offerings may not always gain market acceptance, which could materially and adversely affect our results of operations.

The success of our content and service offerings depends on the market perception of AIGC animation streaming and short drama streaming in Asia, which may be affected by, among other things, regulatory requirements and widespread acceptance of these industries in general. Market acceptance depends on a variety of factors, including, but not limited to, price, quality, performance, user preferences, public concerns regarding AIGC tools and the enactment of restrictive laws or regulations. It is difficult to predict the demand for AIGC animation streaming and short drama platforms and the future growth rate and size of the streaming market. If AIGC animation streaming and short drama streaming platforms do not achieve widespread adoption, or the demand for AIGC animation content or short drama projects fails to grow due to a lack of market acceptance, technological challenges, weakening economic conditions, or competing technologies and services, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand exposure and awareness, our ability to expand user base will be impaired and our business, financial condition, and results of operations may suffer.

We believe that maintaining and enhancing the GIBO brand is important to support the marketing of our existing and future content and service offerings to new users and increase the usage of our platform by existing users. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable content and service offerings that continue to meet the needs of our users at competitive prices, our ability to maintain our users’ trust, our ability to continue to develop new features, functionality and use cases, our ability to successfully differentiate our platform from competitors and our ability to adequately obtain and protect our trademarks and trade names. Our brand promotion activities may not generate user awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

Our ability to maintain and enhance our brand may also be subject to factors that are beyond our control. Unfavorable publicity regarding the impact of AI technologies could harm our brand and reputation, even if unrelated to our content or service offerings. Such negative publicity could also reduce the potential demand and size of our addressable market and decrease our future revenue. If we do not successfully maintain and enhance our brand or incur substantial expenses in unsuccessful attempts to promote and maintain our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose users and key employees or fail to attract potential users or talented personnel, all of which would adversely affect our business, results of operations and financial condition.

We may not be able to protect all of our registered or unregistered trademarks or trade names relevant to our brand and our rights may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. If we are unable to protect our rights in these trademarks and trade names, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we fail to successfully promote and maintain our brand, or if we fail to obtain, maintain, protect, defend and enforce our intellectual property rights, our business, financial condition, and results of operations may suffer.

If we cannot maintain our company culture as we grow, our success, as well as our business and competitive position, may be harmed.

We believe that our culture has been a key contributor to our success to date and that the critical nature of the technology that we develop promotes a sense of greater purpose and fulfillment in our employees. We have developed a culture in which our employees adhere to our core tenets of being innovative, collaborative, and people-focused. As we continue to hire more employees to keep pace with our growth, it may become more difficult to find employees that exhibit these virtues or to instill them in our new employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

We may acquire other companies or technologies that are complementary to our business, which could divert our management’s attention, dilute our shareholders, disrupt our operations and harm our results of operations.

If appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our business. In addition to obtaining shareholder approval, we may have to obtain approvals and licenses from government authorities for the acquisitions. These approvals and licenses could result in delays and increased costs, and may derail our business strategy if we fail to obtain them.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including potential disruption of our ongoing business and distraction of management, difficulty with integrating personnel and financial systems, hiring additional management and other critical personnel and increasing the scope, geographic diversity and complexity of our operations. Our ecosystem participants may react unfavorably to our acquisitions. We may be exposed to additional liabilities of any acquired business. In addition, future acquisitions may involve the issuance of additional securities, which may dilute your equity interest. Any of the foregoing risks could materially and adversely affect our revenue and results of operations. We may not realize any anticipated benefits or achieve the synergies that we expect from acquired businesses or assets due to a number of factors, including:

●	inability to integrate or benefit from acquired technologies or services in a profitable manner;
●	unanticipated costs or liabilities, including legal liabilities, associated with the acquisition;
●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
●	difficulty converting the businesses of the acquired companies into our current and future businesses, including disparities in the revenue model of the acquired companies;
●	diversion of management’s attention or resources from other business concerns;
●	adverse effects on our existing business relationships or strategic partners as a result of the acquisition;
●	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;
●	the potential loss of key employees;
●	acquisition targets not having as robust internal controls over financial reporting as would be expected of a public company;
●	possible cash flow interruption or loss of revenue as a result of transitional matters; and
●	use of substantial portions of our available cash to consummate the acquisition.

We may require additional capital to support the growth of our business, and such capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through investments from our shareholders. We cannot be certain when or if our operations will generate sufficient revenues or cash to fully fund our ongoing operations, our planned investments or the growth of our business. We also intend to continue to invest heavily to grow our business to take advantage of our market opportunity rather than optimize for profitability or cash flow in the near term. Since our inception, we continued our focus on demonstrating the operational leverage in our business model, while prioritizing investments that will allow us to continue to achieve growth and business scale and to capitalize on our significant market opportunity. Our planned investments to drive growth may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur debt, the debt holders would have rights senior to holders of ordinary shares to make claims on our assets, and the terms of any future debt could restrict our operations, including our ability to pay dividends on our Ordinary Shares. Furthermore, if we issue additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our Ordinary Shares. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our Ordinary Shares and diluting their interests. If for any reason we are unable to secure our debt obligations under any debt obligations that we may enter into from time to time, holders of our Ordinary Shares would be exposed to the risk that their holdings could be lost in an event of a default under such debt obligations and a foreclosure and sale of our assets for an amount that is less than the outstanding debt.

Our plan to further expand user base community may not be successful and may create a variety of operational challenges.

Our growth strategy involves the further expansion of our operations and user base community around the world. As of December 31, 2025, approximately all of our registered users were from Asian countries, including Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea and Japan. For example, we anticipate that we may need to establish relationships with partners in order to expand into certain other countries in Asia and the world, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute our expansion plans. We expect to continue to pursue opportunities in our existing markets and further expand our international presence in the foreseeable future, which will require significant dedication of management attention and financial resources.

We intend to make our platform more accessible to users around the world, which may involve a variety of risks, including:

●	slower than anticipated availability and adoption of our platform by users;
●	changes in a specific country’s or region’s political, regulatory, or economic conditions;
●	the need to adapt and localize our platform for specific countries;
●	greater difficulty collecting accounts receivable and longer payment cycles;
●	unexpected changes in laws, regulatory requirements, or tax laws;
●	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information;
●	challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;
●	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

●	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;
●	currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we choose to do so in the future;
●	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
●	laws and business practices favoring local competitors or general market preferences for local vendors;
●	limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;
●	political instability or terrorist activities;
●	an outbreak of a contagious disease, which may cause us or our third-party providers and/or users and to temporarily suspend our or their respective operations in the affected city or country; and
●	adverse changes to domestic and foreign tax law and the burdens of foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our operations globally and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We have limited ability to protect and defend our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could harm our business and competitive position.

Our success depends in part on our ability to protect the proprietary technologies and know-hows that we have developed. We cannot protect our intellectual property if we cannot enforce our rights or does not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and unauthorized parties may infringe upon our intellectual property rights, which could adversely affect our business.

We rely on a combination of patents, trademarks, trade secrets, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We may not be able to obtain all necessary patent and trademark applications from all of the jurisdictions that we operate our business in. Failure to do so may subject us to litigation and there is no guarantee that we will prevail. Additionally, any patents, trademarks or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative processes or litigation. We include confidentiality provisions in employment contracts with key employees and in agreements with our business partners. These agreements may not be effective in controlling access to and distribution of our proprietary information, and breach of such agreements may also result in lengthy and costly litigation with inadequate remedies available.

Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The local laws with respect to protecting intellectual property rights are still evolving, and legal procedures for enforcing intellectual property rights may be inadequate. Accordingly, despite our efforts, we may not prevent third parties from infringing upon or misappropriating our intellectual property.

We may expend significant resources to monitor and protect our intellectual property rights. We may also pursue litigation to protect our intellectual property rights and protect our trade secrets. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Litigation could also result in the impairment or loss of portions of our intellectual property.

Our efforts to enforce our intellectual property rights may face defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating, or from successfully challenging, our intellectual property rights. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Our failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our brand and business, financial condition and results of operations.

Infringement or misappropriation claims by third parties could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. Our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights.

Any claims or litigation, regardless of merit, could cause us to incur significant expenses. If successfully asserted against us, these claims could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services or require that we comply with other unfavorable terms.

Even if the claims do not result in litigation or resolve in our favor, these claims, and the time and resources spent in resolving them, could divert management resources and adversely affect our business and results of operations. We expect that the occurrence of infringement claims is likely to grow as the industry and our business grows. Accordingly, our exposure to damages resulting from infringement claims could increase and divert our financial and management resources.

We may be subject to complaints, litigations and claims initiated by the intellectual property owners, if any of the resources used, content created or training data employed, especially data sourced from the Internet, by our users have infringed or potentially infringed third party intellectual property rights.

As with many developing technologies, AI technologies present risks and challenges on intellectual property that could affect the further development, adoption, and use of such technologies. The use of our AI-powered content creation tools involves training of data by sourcing a comprehensive and representative dataset from the Internet. This may raise issues related to intellectual property right infringement, if the resources used, content created, or training data employed by our users have infringed or potentially infringed third party intellectual property rights.

Our current measures may be insufficient to avoid all potential infringements and events and factors beyond our control or anticipation that may pose risks to the effectiveness of our current measures. Therefore, there is no assurance that we can identify all instances in which infringement has occurred or will occur, and there is no assurance that any of the resources used, contents created or training data used by us would not involve legal proceedings against us in relation to infringement or violation of intellectual property rights in any jurisdictions where we have operations.

Besides, if a claim of infringement, misappropriation or violation is brought against us, we may be required to pay substantial damages, subject to injunction or court orders or be required to remove the data and redesign our technology. In such an event, we may be required to (i) seek licenses from third parties to commercially use their resources, contents and data to continue the availability of our content and service offerings; (ii) to re-engineer our business models; or (iii) to discontinue certain of our current content and service offerings, any of which could adversely affect our business and revenue. As a result, we may lose our competitive advantages derived from such intellectual property or suffer significant impairments to our intellectual property rights or receive public criticisms which may adversely affect our brand reputation and credibility, any of which may result in material adverse impacts on our business, results of operations, financial conditions and business prospects.

We may face risks associated with long selling and implementation cycle for our IT services, which may require us to make significant resource commitments prior to realizing revenues.

We may experience long selling cycles for our IT services, which may require significant investment of resources and time by both our customers and us. For example, before committing to use our services, potential customers may need us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Our selling cycle is subject to risks and delays over which we have little or no control, including our customers’ decision to choose alternatives to our services and the timing of our customer’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more IT service projects in the future, it could negatively affect the timing of our revenue recognition and hinder our revenues growth. A delay in our ability to obtain a signed agreement, to receive payment from customers or to complete certain contractual requirements may reduce our revenues for a particular fiscal period. Additionally, our customers may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process for the implementation of our IT services. Our future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources. Any significant failure to generate revenues or delays in recognizing revenues after incurring costs related to our IT services process could materially and adversely affect our business, financial condition and results of operations.

Our IT services rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

The success of our IT services depends upon our ability to maintain sophisticated information technologies and systems. As our operations grow in both size and scope, we also need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of customers enhanced IT services, features and functionality, while maintaining the reliability and integrity of our own systems and infrastructure. Our future success in IT services also depends on our ability to improve the performance, features and reliability of our services in order to adapt to rapidly changing technologies, address the evolving demands of the IT service market, and remain competitive in the industry. If there are technological impediments impairing our ability to introduce new technologies or maintain current technologies or services, or if the IT services we offer do not meet the requirements of our customers’ evolving needs, our business, financial condition or results of operations may be adversely affected.

In addition, the emergence of competitors who may be able to optimize products, services or strategies that use cutting-edge technologies, such as more advanced artificial intelligence, may mandate us to make new and costly investments. Transitioning to new technologies may be disruptive to our business operations, and may increase our reliance on third party service providers. We may not be successful, or may be less successful than our current or new competitors, in developing and offering services that are appealing to our customers, either of which would negatively affect our business and financial performance. If we are not able to maintain existing systems, obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner, our business and operations could be materially and adversely affected.

Any significant disruption to our technology infrastructure, including events beyond our control, could prevent us from offering our content and services, or reduce our attractiveness and result in a loss of our users.

The performance, reliability and availability of our platform and the underlying technology infrastructure are critical to our business operations and reputation. A system outage, malfunction or data loss could harm our ability to provide services. Third-party cloud providers host our website and supporting services. Our operations depend on service providers’ ability to protect our systems and their own systems against damage or interruption from natural disasters, power or telecommunications failures, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, many of which are beyond our control. If our arrangements with these service providers terminate or if the services are no longer cost-effective to us, we could experience interruptions in our services offerings as well as delays and additional expenses. Our ability to exchange information with users could also experience interruptions. Our website may malfunction from time to time. In addition, we need to update our website to improve functions, incorporate new functions or adapt major updates for operating systems of different users. If our website fails to perform, user experience and our reputation may deteriorate, which could materially and adversely affect our business. Any interruptions or delays in our technology systems or our rendering of content and service offerings, whether as a result of third-party errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with users and our reputation. We may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could damage our brands and reputation, divert the attention of our employees, reduce our revenue, subject us to liability and cause users to abandon our content and service offerings. As of the date of this Report, we had not experienced severe interruptions or delays in our technology systems or content and service offerings. However, we could be subject to such interruptions and delays in the future. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We rely upon third-party providers of cloud-based infrastructure to host our cloud-based content and service offerings. Any disruption in the operations of these third-party providers, limitations on capacity, or interference with our use could adversely affect our business, financial condition, and results of operations.

Our continued growth depends in part on the ability of our existing and potential users to continue to view and utilize the cloud-based content and service offerings on our platform. We rely on third-party cloud service providers to handle the technical infrastructure needed to store, manage, and deliver content and services to our users. Users of our cloud-based content and services expect to be able to access these content and services at any time, without material interruption or degradation of performance. Our cloud-based content and service offerings depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining our configuration, architecture, features, and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any disruption as a result of cyber-attacks or similar issues, or any limitation on the capacity of our third-party hosting services, could impede our ability to onboard new users or expand the usage of our existing users or otherwise adversely affect our business, which could adversely affect our financial condition and results of operations.

We rely on third-party providers of cloud-based infrastructure to host our cloud-based content and services, therefore, it may become increasingly difficult for us to maintain and improve cloud-based infrastructure performance, especially during peak usage times and as our cloud capabilities become more complex and user traffic increases, because we do not control the infrastructure supporting these services. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, outbreaks of contagious diseases, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based products. If our cloud-based content and services are unavailable or if our users are unable to access our cloud-based content and services within a reasonable amount of time or at all, we may experience a loss of users, lost or delayed market acceptance of our platform and offerings, injury to our reputation and brand, legal claims against us, and the diversion of our resources. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our cloud-based content and services as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based content and services for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

Our ability to provide superior user experience on our platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, content providers and advertisers. Our IT systems and proprietary content distribution network are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content creators and advertisers to migrate to our competitors’ platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material adverse effect on our reputation and business. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform and utilize more of our content and service offerings, we may be required to expand and adapt our technology and infrastructure to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times, as our platform become more complex and our user traffic increases. For example, as the platform struggles to handle increased traffic and complexity, users may experience slow loading times, lag, or other performance issues, which can lead to frustration and a decline in overall user satisfaction. During peak usage times, our platform may experience crashes or outages due to the inability to manage the high volume of traffic, which can disrupt user activity and create a negative experience. Our content creators may find our platform difficult to upload, manage, or distribute their content efficiently on a platform with performance issues, leading to a reduction in content quality and quantity, which can cause our platform to be less attractive to both content creators and their audiences.

Real or perceived errors, failures, or bugs in our platform and our content and service offerings could adversely affect our business, results of operations, financial condition and growth prospects.

Our content and service offerings are complex, and our platform uses novel technology. Undetected errors, failures, or bugs have occurred on our platform in the past and may occur in the future. Despite testing, real or perceived errors, failures, or bugs may not be found until our users utilize our platform and our content and service offerings. Such failures or bugs can cause reputational damage on us, and in some cases can impair our ability to attract new users, retain existing users, or expand their use of our platform, which would adversely affect our business, results of operations and financial condition.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

Our business generates and processes a large quantity of personal, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

We are subject to the laws and regulations of the countries and regions in Asia relating to the collection, use, retention, security and transfer of personally identifiable information with respect to our users and employees. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Any failure, or perceived failure, by us to comply with any privacy policies or regulatory requirements or privacy-protection-related laws, rules and regulations could result in proceedings or actions against us by government authorities or others. These proceedings or actions may subject us to significant penalties and result in negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

In addition, the secure transmission of confidential information, such as users’ personal information, over public networks, including our website, is essential for maintaining user confidence. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract or retain users, and may materially and adversely affect our business.

We are subject to stringent and evolving laws, regulations and standards, information security policies, and contractual obligations related to data privacy and security.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

Any non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business and website closure as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition or results of operations.

There are rules and regulations governing the use of cookies and similar tracking technologies, and individuals may be required to “opt-in” to their placement for the purposes of marketing. Informed consent might be required for the placement of a cookie on a user’s device and for direct electronic marketing which prohibits pre-checked consents and imposes a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent guidance, court cases and regulatory and consumer group led action are driving increased attention to compliance with these rules. Increased enforcement of these strict requirements could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technology could adversely affect our ability to market effectively to current and prospective hosts and guests, and thus materially and adversely affect our business, results of operations and financial condition.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies. distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable laws and regulations, or similar laws and regulations in the jurisdictions we operate relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

If the security of the personal information that we (or our vendors) collect, store, or process is compromised or is otherwise accessed without authorization, or if we fail to comply with our commitments and assurances regarding the privacy and security of such information, our reputation may be harmed and we may be exposed to liability and loss of business.

Cyberattacks and other malicious internet-based activity continue to increase. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). We cannot guarantee that our or our vendors’ security measures will be sufficient to protect against unauthorized access to or other compromise of personal information and our confidential or proprietary information. The techniques used to sabotage or to obtain unauthorized access to our or our vendors’ platforms, systems, networks and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we or our vendors may be unable to implement adequate preventative measures or stop security breaches while they are occurring. The recovery systems, security protocols, network protection mechanisms, and other security measures that we have integrated into our platform, systems, networks, and physical facilities and any such measures implemented by our vendors, which are designed to protect against, detect, and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure or data loss. Our platform, systems, networks, and physical facilities, and those of our vendors, in the future could be breached and the personal information, and our confidential or proprietary information, in the future also could be otherwise compromised. Our platform and underlying systems may be targeted by cyberattacks such as hacking, malware, or ransomware. Such breaches could lead to unauthorized access to sensitive data or disruption of services. Personal and sensitive information stored on our systems might be exposed during a breach, potentially leading to identity theft, financial loss, or other harm to individuals. Physical breaches of our data centers or other facilities, such as theft or vandalism, could result in direct access to servers and data storage devices. Since we use third-party vendors for data storage or processing, breaches or security lapses at these vendors’ facilities could also affect our data security. Vendors who handle our data or provide critical services may also be targets of attacks or could experience their own security breaches. Since we rely on these vendors, their security failures can impact our data protection efforts. Vendors with access to our systems or data may inadvertently or intentionally expose sensitive information if their security practices are inadequate. Third parties could also attempt to fraudulently induce our employees or our users to disclose information or usernames and/or passwords, or otherwise compromise the security of our platform, networks, systems and/or physical facilities. Third parties have exploited in the past, and could exploit in the future, vulnerabilities in, or could obtain unauthorized access to, platforms, systems, networks, and/or physical facilities utilized by our vendors.

We are required to comply with laws, rules, regulations and other obligations that require us to maintain the security of personal information. We operate in an industry that is prone to cyber-attacks. We may in the future become the target of cyber-attacks by third parties seeking unauthorized access to such data, including our or our users’ data or to disrupt our ability to provide our services. Failure to prevent or mitigate cyber-attacks could result in the unauthorized access to personal information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our users to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach of any of our vendors that processes personal information of our users may pose similar risks. The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these issues may not be successful, and these issues could result in interruptions, delays, cessation of service, negative publicity, loss of user trust, diminished use of our content and service offerings as well as other harms to our business and our competitive position. Remediation of any potential security breach may involve significant time, resources, and expenses. Any security breach may result in regulatory inquiries, litigation or other investigations, and can affect our financial and operational condition.

We may also be subject to laws that require us to use industry-standard or reasonable security measures to safeguard personal information. A security breach could lead to claims by our users. As a result, we could be subject to legal action, or our users could end their use of our platform. There can be no assurance that the limitations of liability in our user agreements would be enforceable or adequate or would otherwise protect us from liabilities or damages. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our content and service offerings and/or platform capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity, or availability of personal information was disrupted, we could incur significant liability, or our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.

Some of our content and service offerings may involve open-source interfaces, which may pose particular risks to our platform and offerings in a manner that negatively affects our business.

We may use open-source software when developing and upgrading our platform and service offerings, and may continue to use open-source software in the future. There is a risk that the usage of open-source software could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless, and until, we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. Open-source software is subject to further developments or modifications by anyone, as a result, we may be unable to prevent our competitors or others from using such software source code contributed by us. It is also possible for competitors to develop their own content or service offerings using open-source software, potentially reducing the demand for our platform or rendering it no longer useful. If we are unable to successfully address these challenges, our business, results of operations and financial condition may be adversely affected, and our development costs may increase.

Misconduct or other improper activities by our employees, users and other third parties could harm our business and reputation.

Our employees, users and other third parties may engage in misconduct or other improper activities, which could subject us to financial losses or regulatory sanctions and seriously harm our reputation. This misconduct could include unauthorized activities resulting in unknown risks or losses, improper use of confidential or privacy information or fraudulent and other illegal or improper activities. It is not always possible to deter misconduct that occurs on our platform, and the precautions that we take to prevent and detect this activity may not be effective in all cases.

We are also subject to the risk of fraudulent activities by users, who may provide us with inaccurate or misleading information or engage in other improper activities through our platform. Misconduct or other improper activities by our employees, users, and other third parties could damage our brand and reputation, discourage users from using our content and service offerings and require us to take additional steps to reduce improper and illegal activities on our platform, which could significantly increase our costs. To combat fraud and misconduct, we may need to invest in advanced security systems, monitoring tools, and fraud detection technologies, increasing operational expenses. Implementing and maintaining compliance with regulatory requirements for data protection and fraud prevention can lead to additional costs for legal consultations, audits, and reporting. Addressing legal claims or defending against lawsuits related to fraudulent activities or misconduct can result in significant legal fees and associated costs. We may face fines and penalties from regulatory bodies if found to be non-compliant with data protection laws or if we fail to adequately address fraud or misconduct. Conducting investigations into fraudulent activities or misconduct requires time and resources, leading to increased administrative and operational costs. Costs associated with remedying the effects of fraud or misconduct, including restoring services, compensating affected users, and implementing additional security measures, can be substantial.

Our platform is complex and can be used in a wide variety of network environments. Such platform may be intentionally misused or abused by users or third parties who access or use our platform. Incorrect or improper use of our platform may result in negative publicity or legal claims against us.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to serve in their present positions, our business may be severely disrupted.

Our operations depend on the continued services of our senior management, particularly the executive officers named in this Report. As the market for AIGC animation streaming platforms and short drama streaming platforms continues to grow, competitors may attempt to hire our senior management members. If we lose the services of any member of our senior management team, we may not be able to effectively manage our business or implement our growth strategies. If any of our senior management members joins a competitor or forms a competing company, we may lose trade secrets and relationships with our users, and we may be unable to effectively manage our business, including the development, marketing of our platform, which could adversely affect our business, results of operations and financial condition. Specifically, the immediate absence of experienced senior management members can create a vacuum in decision-making and strategic direction. This can lead to delays in executing business plans, project completions, and overall operational inefficiency. We may face challenges in maintaining strategic continuity and focus. New senior management members might need time to understand our vision and current strategies, potentially leading to shifts in direction and uncertainty. Departing senior management members may take with them valuable insights into our proprietary technologies, strategies, and trade secrets. Competitors could use this information to enhance their own offerings, diluting our competitive edge. Knowledge of ongoing projects and innovations might be transferred to competitors, enabling them to accelerate their own product development and technological advancements. Key relationships with partners managed by departing senior management members may be lost. This can result in decreased trust and loyalty, leading to potential loss of partners. Agreements or partnerships overseen by departing senior management members might be jeopardized, leading to renegotiations or loss of important business contracts. Competitors hiring our senior management members can benefit from their industry experience and insider knowledge, potentially gaining a strategic advantage and strengthening their market position, which could directly challenge our market share and disrupt our business operations, leading to increased competition and market pressure. The process of recruiting, hiring, and training new senior management can be costly and time-consuming. This includes expenses related to headhunter fees, onboarding, and potential salary premiums to attract top talent. Disruptions in leadership and strategic direction may lead to missed business opportunities, decreased revenue, and lower profitability. The period during which new senior management members transition into their roles can be marked by operational challenges and decreased efficiency. Existing teams may struggle with changes in management style or strategic priorities. New senior management members may need time to acclimate, which can lead to delays in decision-making and hinder our ability to respond swiftly to market changes or opportunities.

We may be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We intend to operate in numerous markets worldwide, and as such will be exposed to risks stemming from fluctuations in currency and interest rates. Meanwhile, various forms of financing that we may use in the future to cover future funding requirements for our activities, including loans and borrowings denominated in foreign currencies, could further expose us to variable rates of interest and foreign exchange rate fluctuations and can adversely affect our future revenues, finance costs and margins. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our leased property interests may be defective and our rights to the leased properties affected by such defects may be challenged, which could significantly disrupt our operations.

We lease properties from third parties for our business. As of December 31, 2025, we leased a total gross floor area of approximately 957 square feet primarily for office space. As of the date of this Report, we have relocated our headquarters from Hong Kong to Kuala Lumpur, Malaysia.

Subject to applicable local leasing laws, if we cannot obtain title certificates or evidence that our lessors are authorized to lease certain properties to us, our leases may be deemed invalid. In that case, we may need to renegotiate directly with the property owners or authorized lessors on terms that may be less favorable to us.

In addition, we have not stamped or registered most of our lease agreements with the relevant government authorities. Where local law requires stamping or registration, late compliance may result in penalties, and an unstamped lease may not be admissible in civil proceedings or accepted by public authorities. In some jurisdictions, a lease with a term exceeding three years that is not registered may lose priority against other registered interests in the same property, which could expose us to the risk of eviction.

As of the date of this Report, we are not aware of any material actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases terminate as a result of challenges by third parties or governmental authorities due to a lack of title certificates or proof of authorization to lease, we may relocate the affected offices or warehouses and incur additional expenses.

We may be subject to legal proceedings in the ordinary course of our business. Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

From time to time, we may be a party to litigation and other legal proceedings commenced by or against us, including but not limited to disputes with employees and ecosystem participants. The outcome of any legal proceeding is uncertain. If any legal proceedings were to result in an unfavorable outcome, it could materially and adversely affect our business, financial position and results of operations.

Even if we successfully defend ourselves, we may incur substantial costs, time and efforts to defend against any legal action. In addition, any adverse publicity resulting from actual or potential litigation may also adversely affect our reputation, which in turn could harm our business.

We may not have sufficient insurance coverage.

We do not maintain property insurance or business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in substantial costs and may divert our resources.

We face risks related to natural disasters, health epidemics, including the COVID-19, and other events that could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may cause server interruptions, breakdowns, system failures or internet failures. These incidents could cause the loss or corruption of data or malfunctions of software or hardware and adversely affect our ability to provide our content or services.

The effects of COVID-19, monkey pox, Ebola, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or other epidemics could also affect our business. If any of our employees has a contagious disease or condition, we may need to quarantine our employees and/or disinfect our offices, which would negatively impact our business. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the global economy in general.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our users. Unfavorable conditions in the economy, including conditions resulting from changes in growth in financial market, international trade relations, political turmoil, natural catastrophes, outbreaks of contagious diseases, warfare, and terrorist attacks in Asia, or elsewhere, could cause a decrease in business investments, disrupt the timing and cadence of key industry events, and negatively affect the growth of our business and our results of operations.

Further, to the extent that there is a general economic downturn, and our platform is perceived by users as costly, or too difficult to deploy or migrate to, our business could be adversely affected. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

Any failure by us or third parties with which we collaborate to comply with anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties and decrease our revenues and profitability.

We have not been subject to fines or other penalties, or suffered material business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. If we were associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer. We could also become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could materially and adversely affect our financial condition and results of operations.

Even if we comply with applicable anti-money laundering laws and regulations, we may not be able to eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, including that which may arise from any failure to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility that we have established, and negatively impact our financial condition and results of operations.

Risks Related to Our Operations in Hong Kong

Our business, financial condition, results of operations, and prospects may be materially and adversely affected if certain laws and regulations of the PRC become applicable to us or our subsidiaries. We may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally.

Since our inception and as of December 31, 2025, we conducted the majority of our operations in Hong Kong, and we currently do not have any operation in mainland China, and none of our directors or officers are based in mainland China. Accordingly, we are not regulated by any regulatory authorities in mainland China. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC, which may be listed in Annex III of the Basic Law, shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to Hong Kong-based businesses.

However, the laws and regulations in the PRC continue to evolve, and their enactment timetable, interpretation, and implementation involve significant uncertainties. As we have operations in Hong Kong through our wholly-owned subsidiary, a special administrative region of China, there is no guarantee that certain existing or future laws of the PRC will not become applicable to a company such as us. Given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of (a) China’s recent extension of authority not only in mainland China but into Hong Kong and (b) the fact that rules and regulations in China is still evolving quickly, there are risks and uncertainties that we cannot foresee at this time. For example, (i) the government of Hong Kong may (x) enact similar laws and regulations to those in mainland China, which may seek to exert control over business combinations conducted by Hong Kong-based subsidiaries or their parent companies or (y) implement laws on such business activities to be more aligned with mainland China and (ii) certain PRC laws and regulations may become applicable in Hong Kong in the future. To the extent that any PRC laws and regulations become applicable to our subsidiary in Hong Kong, we may be subject to the risks and uncertainties associated with the evolving laws and regulations of the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to companies such as our subsidiary in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition, results of operations, prospects, and our ability to offer securities to investors, any of which may, in turn, cause the value of our securities to significantly decline or become worthless.

Relevant organizations of the PRC government have made recent statements or recently taken regulatory actions related to data security, anti-monopoly, and overseas listings of mainland China businesses. For example, in addition to the PRC Data Security Law and the Measures for Cybersecurity Review issued by the Cyberspace Administration of China (“CAC”) that became effective on February 15, 2022 (the “Cybersecurity Review Measures”), relevant PRC government agencies have recently taken anti-trust enforcement action against certain mainland China-based businesses. Our management understands that such enforcement action was taken pursuant to the PRC Anti-Monopoly Law that applies to monopolistic activities in domestic economic activities in mainland China and monopolistic activities outside mainland China that eliminate or restrict market competition in mainland China. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC.

While we currently do not have any operations in mainland China, there is no guarantee that the recent statements or regulatory actions by the relevant organizations of the PRC government, including statements relating to the PRC Data Security Law, the PRC Personal Information Protection Law, and the anti-monopoly enforcement actions will continue not to apply to us. Should such statements or regulatory actions apply to companies like us in the future, it could have a material adverse impact on our business, financial condition, results of operations, prospects, our ability to accept foreign investments, and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may, in turn, cause the value of our securities to significantly decline or become worthless. We cannot predict the extent of such impact if such events were to occur.

We may also become subject to the laws and regulations of the PRC to the extent that we commence business and customer facing operations in mainland China as a result of any future partnership, acquisition, expansion, or organic growth.

The recent state government interference into business activities of U.S. listed Chinese companies may negatively impact our existing and future operations in Hong Kong.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cyber-security probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If our subsidiary in Hong Kong is subject to such a probe or if it is required to comply with stepped-up supervisory requirements, we may have to expend valuable management time and money in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

We are not a Chinese operating company but a Cayman Islands holding company. We have operations mainly conducted by our subsidiary incorporated in Hong Kong. Because of this, there is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in China including our ability to offer securities to investors, list our securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment. In light of China’s recent extension of authority not only in China but into Hong Kong, there are risks and uncertainties that neither we nor cannot presently foresee, and rules and regulations in China can change quickly. The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in issuers like us.

If any or all of the foregoing were to occur, this could lead to a material change in our Hong Kong subsidiary’s operations and/or the value of our securities and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Interpretation of PRC laws and their implementation of National Security Law in Hong Kong involve uncertainty.

The PRC’s legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC’s government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, because these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of the PRC’s laws and regulations involves a degree of uncertainty. Some of these laws may be constantly changed.

On June 30, 2020, China’s top legislature unanimously passed a new National Security Law for Hong Kong that was enacted on the same day. Similar to the PRC’s laws and regulations, the interpretation of National Security Law involves a degree of uncertainty.

We may receive less favorable interpretations of laws and regulations. Changes in laws or regulations, or changes in the interpretation of laws or regulations by any regulatory authority may require us to change the manner in which we conduct some aspects of our business. In addition, any related investigation, claims and litigation may result in substantial costs and a diversion of resources and management attention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor, Enrome LLP, or Enrome, the independent registered public accounting firm that issues the audit report included elsewhere in this Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome is still awaiting the results of the inspection as of the date of this Report. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA following our filing of this Report for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government may issue further restrictive measures in the future that could adversely affect our business and prospects.

We cannot assure you that the PRC’s government will not issue further restrictive measures in the future. To the extent that we commence business and operation in mainland China as a result of any future partnership, acquisition, expansion, or organic growth. the PRC government’s restrictive regulations and measures could increase our existing and future operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our existing and future business operations, which could further adversely affect our business and prospects.

Our Hong Kong subsidiary may be subject to a variety of laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our Hong Kong subsidiary may be subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data ranges wide and relates to employees, contractors and other counterparties and third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between our Hong Kong subsidiary and other parties with which they have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is still evolving. The PRC Cyber Security Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cyber Security Review Measures promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cyber-security review when purchasing network products and services that do or may affect national security. If they provide or are deemed to provide such network products and services to critical information infrastructure operators, or they are deemed to be a critical information infrastructure operator, they would be required to follow cyber security review procedures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which became effective November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission, and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Cybersecurity Revised Review Measures”), which became effective and replaced the Cyber Security Review Measures on February 15, 2022. The Cybersecurity Revised Review Measures require any “online platform operator” that possesses personal data of more than one million users and intends to list in a foreign country to apply for a cybersecurity review. The PRC National Security Law covers various types of national security, including technology security and information security.

Our Hong Kong subsidiary does not collect, process or use personal information of entities or individuals other than what is necessary for its business and does not disseminate such information, and does not conduct any data processing activities in mainland China. As our platform geo-blocks IP addresses from mainland China and does not have any business operation within mainland China, we believe that we are not required to obtain clearance from the CAC under the Cybersecurity Revised Review Measures or the Opinions on Strictly Cracking Down on Illegal Securities Activities. However, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

Compliance with the PRC Cyber Security Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, and the Cybersecurity Revised Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our securities in the future. The PRC Cyber Security Law, the PRC National Security Law and the Data Security Law are still relatively new and subject to interpretation by regulators, and as such there are uncertainties with respect to how they will be implemented and interpreted in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection and are enhancing the protection of privacy and data security by rulemaking and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our Hong Kong subsidiary’s compliance costs and subject us to heightened risks and challenges associated with data security and protection. If our Hong Kong subsidiary is unable to manage these risks, it could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Our Hong Kong subsidiary may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Ordinary Shares. Dividends payable to our foreign investors and gains from the sale of our securities by our foreign investors may become subject to tax by the PRC.

We are a holding company incorporated in Cayman Islands. Since our inception and as of December 31, 2025, we conducted the majority of our operations in Hong Kong. As a result, we had depended entirely upon our Hong Kong subsidiary’s earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no restrictions on transferring funds between our Cayman Islands holding company and our operating subsidiary in Hong Kong. Apart from the general restrictions in place regarding dividend payments (such as having sufficient distributable profits), there are currently no limitations on the ability of our Hong Kong subsidiary to pay dividends or other distributions to their shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong such as our Hong Kong operating subsidiary. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiary in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiary’ ability to transfer funds or assets. Any such restrictions and limitations may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our securities to significantly decline in value or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years after 1997. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the continued implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operations. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC government determines that we are a mainland China-based issuer, the mainland China government would be able to intervene in and influence our operations, resulting in material adverse change in our operations and/or the value of our securities.

Since our inception and as of December 31, 2025, we conducted the majority of our operations in Hong Kong. Accordingly, our results of operations, financial condition and prospects are subject to the influence by economic, political, and legal developments in China, especially the policies of the mainland China government. The mainland China government has significant oversight and authority to exert influence on the ability of a mainland China-based company to conduct its business. If the mainland China government determines that we are a mainland China-based issuer or that the mainland China laws and regulations apply in Hong Kong, it could regulate and may intervene in or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our securities.

Moreover, the significant oversight of the mainland China government could also be reflected from the uncertainties arising from the legal system in mainland China. The laws and regulations of mainland China can change quickly without sufficient notice in advance, which makes it difficult for us to predict which kinds of laws and regulations will come into effect in the future and how they will affect us. Any actions by the mainland China government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China (including Hong Kong).

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, although in August 2022 the U.S. Public Company Accounting Oversight Board signed an agreement with Chinese authorities that allows it to inspect and investigate audit firms based in China and Hong Kong whose clients trade on U.S. exchanges. While detailed interpretation or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Since our inception and as of December 31, 2025, we conducted the majority of our operations in Hong Kong. In the event that (i) the mainland China securities laws are extended to apply to Hong Kong, (ii) U.S. regulators carry out an investigation of us, and (iii) there is a need to conduct an investigation or collect evidence within the territory of Hong Kong, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in Hong Kong under the mainland China laws. U.S. regulators may consider cross-border cooperation with securities regulatory authority of mainland China by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of mainland China.

Risks Related to Our Securities

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq or if our securities are not listed on Nasdaq, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell our securities at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially and adversely affect our business.

The market price of our securities may be volatile or may decline regardless of our operating performance.

The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Resales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our securities to fall.

Resales of substantial amounts of our securities in the public market or the perception that these resales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through equity offerings in the future.

We may not be able to maintain the listing of our securities on Nasdaq.

There can be no assurance that we will be able to maintain the listing standards of that exchange, which includes requirements that we maintain our shareholders’ equity, total value of shares held by unaffiliated stockholders, and market capitalization above certain specified levels. If we fail to conform to the Nasdaq listing requirements on an ongoing basis, our securities might cease to trade on Nasdaq, and may move to the OTCQB or OTC Pink Markets operated by OTC Markets Group, Inc. These quotation services are generally considered to be markets that are less efficient and that provide less liquidity in the shares than Nasdaq. See “Item 4. Information On the Company—A. History and Development of the Company” for our historical non-compliance with the bid price requirement of the Nasdaq.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel may not be sufficiently-experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against it, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected

In preparing our consolidated financial statements, several material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, were identified. The material weaknesses identified included (i) a lack of sufficient skilled staff with the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal procedures manual to ensure proper financial reporting in accordance with SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We have implemented, and plans to continue to develop, a full set of financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. We have recruited staff with knowledge of SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance. Additionally, when entering into complex transactions, we will utilize a third-party consultant for accounting services as additional resources. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our securities, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

The Warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our Warrants are exercisable commencing June 8, 2025 and terminating on May 8, 2030, being five years after the completion of the Business Combination. After giving effect to our recent share consolidation effective on August 20, 2025, each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $2,300.0 per whole share. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. Notwithstanding the foregoing, we shall not be obligated to issue any Class A Ordinary Shares pursuant to the exercise of Warrants and shall have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our securities. The exclusive forum provision in the Existing Warrant Agreement and the Assignment, Assumption and Amendment Agreement can also result in increased costs to investors to bring a claim.

We agree that any action, proceeding or claim against us arising out of or relating in any way to Existing Warrant Agreement and Assignment, Assumption and Amendment Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit Warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes.

The Existing Warrant Agreement and the Assignment, Assumption and Amendment Agreement (collectively, the “Warrant Agreements”) provide that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act, but as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Warrant Agreements will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Warrant Agreements is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our securities.

The exclusive forum provision in the Warrant Agreements may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the Warrant Agreements, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The Warrants may not be in the money, and they may expire worthless.

The exercise price for the Warrants is currently $2,300.00 per share (subject to adjustment as described herein), which significantly exceeds the trading price of our Class A Ordinary Shares. The likelihood that Warrant holders will exercise the warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. As the market price for our Class A Ordinary Shares is currently less than the exercise price for the Warrants, we believe Warrant holders will be unlikely to exercise their warrants.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We may redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last sales price of the Class A Ordinary Shares reported has been at least $16.00 per share (subject to adjustment in compliance with Section 4 in the Existing Warrant Agreement, as amended), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in in the Existing Warrant Agreement, as amended) or we have elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1 under the Existing Warrant Agreement, as amended; provided, however, that if and when the Warrants become redeemable by us, we may not exercise such redemption right if the issuance of Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher, and (ii) may not compensate the holders for the value of the warrants, because, including among others, the number of Class A Ordinary Shares to be received is one Class A Ordinary Share per warrant (subject to adjustment), irrespective of the remaining life of the warrants. If and when the Warrants become redeemable, we may exercise such redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants as described above could force you to (i) exercise your warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is expected to be substantially less than the market value of the Warrants.

We will have broad discretion over the use of the net proceeds from the Warrant holders’ exercise of Warrants for cash, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

We will have broad discretion as to the use of the net proceeds from the Warrant holders’ exercise of warrants for cash, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

We may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, applicable law, regulations, restrictions, our results of operations, financial condition, cash requirements, contractual restrictions, the future projects, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which we receive dividends from our subsidiaries and there can be no assurance that our subsidiaries will pay dividends. As a result, capital appreciation, if any, of our securities will be an investor’s sole source of gain for the foreseeable future.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our securities depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, the price of our securities could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The issuance of additional securities in connection with future financings, acquisitions, investments, equity incentive plans, or otherwise will dilute all other securityholders.

We expect to issue additional securities in the future that will result in dilution to all other securityholders. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional securities may cause securityholders to experience significant dilution of their ownership interests and the value of our securities to decline.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our securities less attractive to investors, which could have a material adverse effect on us, including its growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our securityholders may not have access to certain information they deem important. We cannot predict if investors will find our securities less attractive because we have relied on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market, and price for our securities may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although we may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, (i) our officers and directors are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act, and (ii) our principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements that we do follow, we cannot give any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the statutory requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor are we required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our securities.

We would lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

The dual-class structure of our Ordinary Shares may have the effect of concentrating voting control, which may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of our Class A and Class B Ordinary Shares. Under this structure, holders of our Class A Ordinary Shares are entitled to one (1) vote per share, and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share, which may cause the holders of our Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this Report, Mr. Chun Yen “Dereck” Lim, our Chairman of Board of Directors, and Mr. Jing Tuang “Zelt” Kueh, our director and chief executive officer, beneficially owns 2,371,870 and 1,313,237 Class B Ordinary Shares, representing approximately 32.4% and 18.0% of the voting rights in our company, respectively. Mr. Lim and/or Mr. Kueh can have substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, election of directors, and other significant corporate actions. Our principal shareholders may take actions that are not in the best interests of our company or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of our Class B Ordinary Shares may also be dilutive to the holders of our Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our dual-class capital structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

We cannot predict whether our dual-class capital structure will result in a lower or more volatile market price of our securities, adverse publicity, or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. Under the announced policies, our dual-class capital structure might make our Class A Ordinary Shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A Ordinary Shares. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class capital structure of our Ordinary Shares, our Class A Ordinary Shares will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price and liquidity of our securities could be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, conduct our operations in Hong Kong, and the majority of our directors and executive officers reside outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. As of the date of this Report, substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

In addition, our corporate affairs are governed by our third amended and restated memorandum and articles of association, as amended, the Companies Act and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of investors to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

There can be no assurance that we will not be treated as a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Class A Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes if, in any taxable year, either (i) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of assets giving rise to passive income) or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, the facts on which any determination of PFIC status are based are not known until the close of each taxable year in question. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.”

Our amended and restated memorandum and articles of association contains certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Our memorandum and articles of association, as amended and restated from time to time, contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our securities, and therefore depress the trading price of our securities. These provisions could also make it difficult for shareholders to take certain actions, including electing directors or taking other corporate actions, including effecting changes in our management. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

GIBO Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. We began our operations through Hong Kong Daily Group Supply Chain Limited (“HK Daily” or the “Hong Kong Subsidiary”), a limited liability company incorporated under the laws of Hong Kong in December 2017. We subsequently underwent a series of restructuring transactions, which primarily include: (i) in June 2023, Global IBO Group Ltd. (“GIBO”) was incorporated as an offshore holding company in the Cayman Islands; (ii) in September 2023, Global IBO AI Technology Ltd (“GIBO AI”), was established in the Cayman Islands as a wholly-owned subsidiary of GIBO; (iii) in November 2023, GIBO International Ltd was incorporated in Samoa as a wholly-owned subsidiary GIBO; and (iv) in December 2023, GIBO AI acquired 100% of the equity interests in HK Daily in December 2023.

In September 2023, we launched GIBO.ai, a unique and integrated AI-driven creative technology platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-powered video content.

On May 8, 2025, we consummated the Business Combination pursuant to the Business Combination Agreement. As a result of the Business Combination, each of BUJA and GIBO became a subsidiary of GIBO Holdings Limited. BUJA’s shareholders and GIBO’s shareholders received our Class A Ordinary Shares, except that certain founders of GIBO received our Class B Ordinary Shares as consideration of the Business Combination. Each of our Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings, while each of our Class B Ordinary Share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings. On May 9, 2025, our Class A Ordinary Shares and Warrants commenced trading on the Nasdaq under the symbols “GIBO” and “GIBOW,” respectively.

On August 4, 2025, we received a letter from Nasdaq, indicating that we had a closing bid price of $0.10 or less for the last ten consecutive trading days. Accordingly, we were subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, the staff of the Nasdaq has determined to delist our securities from the Nasdaq (the “Delisting Determination”). On August 8, 2025, we submitted a request for a hearing to appeal the Delisting Determination to the Hearings Panel of the Nasdaq (the “Panel”), which stayed the suspension of our securities and the filing of the Form 25-NSE pending the Panel’s decision. In order to regain compliance with Nasdaq’s bid price requirement, at an extraordinary general meeting held on August 6, 2025, our shareholders approved a two hundred (200)-for-one (1) share consolidation of all of our authorized, issued and unissued ordinary shares (the “Share Consolidation”). Following the Share Consolidation, our authorized share capital has been changed to $50,000 divided into 250,000,000 shares of par value of US$0.0002 each, comprising of 225,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. The Share Consolidation took effect at the opening of trading on August 20, 2025. In connection with the Share Consolidation, the exercise price of each Warrant to purchase one whole Class A Ordinary Share has been adjusted to $2,300.0. On September 18, 2025, we received a notification letter from Nasdaq (the “Letter”) stating that we have regained compliance with Listing Rule 5450(a)(1), and that we will remain on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter, to ensure that we proactively address any future potential compliance concerns and demonstrate long-term compliance with Nasdaq’s continued listing requirements.

On October 16, 2025, the Nasdaq approved our request to transfer our Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer took effect at the opening of business on October 20, 2025, without change to the ticker symbol “GIBO.” Our Warrants remain listed on the Nasdaq Capital Market under the symbol “GIBOW.”

On January 29, 2026, we announced a significant upgrade to GIBO Create, our AI-powered creative production suite available on GIBO.ai, designed to support large-scale, high-efficiency generation and deployment of short-form films. The upgraded GIBO Create integrates automated script structuring, scene composition, dialogue adaptation, visual generation and post-production optimization into a single, end-to-end workflow specifically tailored for short drama and episodic formats, enabling creators, studios and platform partners to produce, localize and optimize short-form video content at substantially increased speed and scale.

In February and March 2026, we issued an aggregate of 57,926,752 Class A Ordinary Shares to assignees of certain lenders to whom we were obligated to repay under certain loan agreements dated September 11, 2025, in reliance on an exemption under Rule 506(b) of Regulation D.

On April 6, 2026, we held an extraordinary general meeting and approved an increase in our authorized share to US$10,000,000 divided into 50,000,000,000 shares, par value US$0.0002 each, comprising (i) 45,000,000,000 Class A Ordinary Shares, par value US$0.0002 each and (ii) 5,000,000,000 Class B Ordinary Shares, par value US$0.0002 each.

Our principal executive office is at 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia. Our registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our telephone number is +6019 288 6887. Our website address is www.globalibo.com. The information contained on the website does not form a part of, and is not incorporated by reference into this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Founded with an aim to revolutionize content creation and consumption through AI, we have become a unique and integrated AI-powered creative technology company with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-powered video content. In 2025, we launched our short drama projects on GIBO.ai and had five ongoing projects as of December 31, 2025. As of December 31, 2025, we had approximately 89.0 million registered users, including approximately 78,000 content creators, from 15 countries or regions in Asia, namely Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea, Japan, Taiwan, Bangladesh, India, Cambodia, Hong Kong, Singapore and Laos. As of the same date, we had an average of approximately 34.5 million MAUs on our platform since its launch in September 2023. On our platform, young people create AI-powered content, discover the things they love, and interact and engage with one another.

Our technology platform powers the GIBO.ai website, which enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, launched in September 2023 and equipped with cutting-edge AI-powered technology for the generation and optimization of video content, emphasizes on the establishment of a sustainable ecosystem that can not only content animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform.

The AI-generated animation video content on GIBO.ai, currently offered substantially in short-form entertainment videos, covers a wide variety of themes in animation and short drama. Driven by the big data analytical capabilities, we learn user preferences with respect to content tags and personalize feeds accordingly. As of December 31, 2025, we had approximately 196,000 video uploads and approximately 156.1 billion aggregate video views on our platform. As of the same date, we had enabled over 44.0 million user interactions on our platform, including posts, comments, likes, shares, private messages.

GIBO.ai offers a suite of AI-powered animation content creation tools through GIBO Create, our integrated suite of AI-powered content creation tools which enables content creators on our platform to improve their productivity and effortlessly become pros at content production. GIBO Create is designed to democratize content production, leveraging advanced AIGC technologies to enable creators at all levels to bring their imaginative stories to life with unprecedented ease and efficiency. GIBO Create encompasses (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. With the help of these tools, animation content creators can use GIBO Create to generate human-like voiceovers with premium quality in multiple languages, voices, tones and styles, and unique images in distinctive comic styles that visualize the creators’ ideas.

With global demand for short-form storytelling continuing to accelerate, in December 2025, we strategically expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market. We upgraded GIBO Create to enable large-scale, high-efficiency short film generation and deployment by optimizing GIBO Create for one to three-minute episodic formats and supporting rapid iteration across genres such as drama, romance, suspense, youth content, and serialized storytelling. The upgrade positioned GIBO Create as a production engine capable of meeting platform-level volume requirements without compromising content consistency or quality. By leveraging our underlying AI infrastructure, the upgraded GIBO Create can dynamically allocate compute resources based on production scale, enabling content creators to move from concept to publish-ready content in reduced timelines. We believe that the short drama industry is well-suited for AI-enabled production and data-driven distribution due to its shorter production cycles, high-frequency user engagement, and scalable mobile distribution model. We expect that leveraging our existing AI infrastructure, content production capabilities, and analytics systems across the short drama sector will enhance operational scalability, drive user growth, and support revenue diversification over time.

Our Platform

As an integrated AI- powered content production and streaming platform, GIBO.ai is in a unique position to provide extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-powered video content. GIBO.ai provides users a visually engaging and immersive experience which showcases a blend of traditional storytelling with the latest in AI-powered tools, as well as enhanced data analytics capabilities with synergy between viewers and content creators. GIBO.ai actively engages with its user base for feedbacks and conducts behavior analysis to optimize content-pushing, enabling content creators to better understand the trends and preference by viewers, and viewers to enjoy more attracting contents that meet their preference.

To empower the creation of short drama with AI technology, we recently upgraded our proprietary AIGC multimodal engine and delivered (i) unified multimodal computational architecture, which significantly improved logical alignment between scripts, characters, dialogue, and visual scenes while reducing generation drift; (ii) intelligent compute scheduling and inference optimization, which, in large-scale content production scenarios, substantially improved efficiency while lowering per-unit generation costs; and (iii) structured narrative control layer, enabling adjustable parameters such as pacing, emotional curve, tension density, and scene sequencing, which is a particularly valuable feature for short dramas.

Our GIBO.ai platform benefits animation content creators and viewers through: (i) a vast library of AI-generated animation video content across various; (ii) cutting-edge AI Voice Synthesis which provides nuanced voiceovers, adding depth and emotion to characters, (iii) intuitive user interface allowing for easy navigation, (iv) personalized content discovery, using big data analytical capabilities to categorize and recommend content based on analytics produced by deep learning algorithms; and (v) cross-platform compatibility, offering a consistent viewing experience on tablets, smartphones, and desktops.

As of December 31, 2025, we had approximately 89.0 million registered users on our platform, among whom over 78,000 were creators of AI-generated animation video content. As of the same date, we had an average of approximately 34.5 million MAUs on our platform since its launch in September 2023. As of December 31, 2025, we had approximately 196,000 video uploads and approximately 156.1 billion aggregate video views on our platform.

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

Leveraging machine learning, natural language processing and self-reinforcing generative AI algorithms, GIBO Create encompasses AI-powered content creation engine purposefully built upon our proprietary domain-specific AI models without reliance to generic open-source or third-party large language models. GIBO Create replies on the de-identified text, image, audio and video data input generated by users on GIBO.ai as a proprietary, multimodal training data repository to continuously fine-tune the AI models.

AI Voice Synthesis Tool

The AI voice synthesis tool provides nuanced voice output that adds depth and emotion to characters, making them more lifelike and relatable. It offers more than three voice actors and supports English, Chinese and Japanese. It enables AI-generated content to be customized for different application scenarios, for example, an AI avatar in a video can use the AI voice synthesis tool as the background voice in a particular accent or tone that the content creator prefers. Major functions of AI voice synthesis tool include (i) text-to-speech voiceover, (ii) voice actors, and (iii) machine translation.

(i)	Text-to-Speech Voiceover: One of the core functions of the AI voice synthesis tool is the text-to-speech voiceover. By utilizing the text-to-speech voiceover function, the content creators can generate a piece of high quality audio from text content (maximum 100 characters) in one go in different formats. Our text-to-speech function currently supports English, Chinese and Japanese.

(ii)	Virtual Voice Actors: Content creators can select virtual voice actors and designate one-to-one voiceover to different characters in different languages and tones according to the genre of the video. The virtual voices are developed based on real person voice data. Content creators can first try out different virtual voices by listening to the demo and select the voices they like. As of December 31, 2025, an aggregate of four virtual male and female voice actors were available on the GIBO.ai platform.

(iii)	Machine Translation: We incorporated machine translation function which supports major languages spoken around the world. Machine translation function empowers content creators to overcome language barriers and expand users’ reach with the click of a button to seamlessly translate their text into 28 different languages, including English, Chinese, Japanese, Korean, Hindi, Spanish and French.

AI Image Generator

The AI image generator tool provided by GIBO Create complements its audio-generation function and generates visual art from written script within seconds. It is capable of creating detailed scenes and characters in different animation styles to provide a visual dimension to the comics. AI-powered image generator is capable of intelligently parsing a story, identifying key scenes and transitions, and converting these moments into vivid, contextually-rich images. It comprehends various storytelling elements, such as plot development, character interactions, and scene settings, allowing for a nuanced and accurate translation of text to visuals. The AI-powered image generator continuously learns and improves itself, absorbing new story patterns and visual styles each time it generates visualized content and receives feedback from content creators.

Scriptwriting and Storyboarding Tool

The scriptwriting and storyboarding tool can understand narrative structures, character development, and dialogues, specifically catering and to the creative needs of writers and artists in the digital storytelling domain. It can elevate basic story concepts into nuanced and well-crafted scripts narratives with comprehensive storylines, intricate plot developments, dynamic character arcs, and engaging dialogues. Creators beginning with simple ideas or outlines will find the scriptwriting and storyboarding tool to be a powerful tool, enriching story development and stimulating sparking creativity.

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

Short Drama

Building on our experience in the AIGC sector, we are strategically expanding into the short-form video and short drama industry as part of our broader initiative to diversify our AI-power digital content service and increase exposure to larger and faster-growing segments of the global entertainment market.

We believe that the short drama industry presents a substantially broader addressable market opportunity due to the rapid growth of mobile-first entertainment consumption, increasing demand for short-form storytelling, and the accelerating adoption of AI-assisted production technologies across digital media platforms. Compared to traditional long-form content production, short drama formats typically involve shorter production cycles, lower production costs, faster user feedback loops, and more scalable distribution models across streaming and social media platforms.

We believe that these characteristics make the short drama sector particularly well-suited for AI-enabled production infrastructure, data-driven content optimization, and automated localization technologies. By leveraging our existing capabilities in AIGC content generation, data analytics capabilities, and digital platform infrastructure, we are exploring the possibility as a technology and infrastructure provider supporting multiple stages of the short drama value chain, including content creation, production management, streaming optimization, audience analytics, monetization, and digital rights management.

In addition, we believe that expanding into the short drama industry may provide us with opportunities to diversify revenue streams through content licensing, platform services, advertising technology, creator monetization systems, and AI-powered production tools. Expanding into short-form content infrastructure aligns with evolving industry trends and may strengthen our long-term positioning within the broader AI-powered digital entertainment industry.

Our Users

We have a young and culturally-aspirational registered user base willing to invest in a high-quality entertainment experience. We capture the hearts and minds of our users with superior content and carefully developed AI-powered service offerings. As of December 31, 2025, we had attracted approximately 89.0 million registered users, including 78,000 content creators, from 15 countries or regions in Asia, including Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea and Japan.

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

Through the interactive features including following, sharing and liking, users can interact and social with each other on our platform. The notification and communication features on our platform ensure that our users to be well informed and engaged. We utilize the support and help center on our platform to provide assistance and resolve user queries. The key features of the support and help center include (i) multi-channel support, which includes emails, chatbots, and a knowledge base, (ii) troubleshooting guides and FAQs, which offer self-help resources for common issues and questions, and (iii) ticketing system, through which users can submit tickets for more complex technical issues, which are tracked and resolved by our special user support personnel.

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

Our Monetization Models

We plan to build multi-faceted monetization models that will be seamlessly integrated with our platform and our service offerings, details of which are set forth below:

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

Subscription and Pay-Per-View

We intend to provide our future subscribers with an upgraded streaming experience and premium content and privileges, allowing them to enjoy exclusive content, enhanced streaming quality, offline viewing, and early access to popular releases. We may also encourage individual content creators to offer their own subscriptions and incentivize viewers to support their favorite content creators directly, from which we will monetize through revenue-sharing. Additionally, we may develop differentiated subscription plans and offer distinct value-added features. Along with membership subscriptions, we will also launch pay-per-view options for non-subscribing viewers, allowing them to pay at a per video rate and access certain exclusive premium video content on our platform on an individual, on-demand basis. We also plan to offer self-produced animation movies or TV series on our platform, and charge viewers on a per-movie or per-episode basis.

IT Services

Leveraging our technological capabilities, particularly our surplus computational resources built upon our AI models and frameworks, we have provided IT services aiming to empower the business growth of enterprise customers in various industrial verticals, primarily AI and technology companies, while accelerating our own monetization. The service scope of our IT services primarily includes, among other things, (i) platform customization and integration services, helping customers to design, modify and integrate functionalities in their own systems, (ii) data migration and content management services, assisting customers in their large-scale data migration and content liability management, and (iii) enterprise-level data security services, providing customers with advanced information security technologies and measures to address data concerns.

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

As we maintain operations in Hong Kong, we are subject to certain Hong Kong laws and regulations. The Personal Data (Privacy) Ordinance (Cap. 486, Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the Data Protection Principles. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles concern: (i) purpose and manner of collection of personal data; (ii) accuracy and duration of retention of personal data; (iii) use of personal data; (iv) security of personal data; (v) information to be generally available; and (vi) access to personal data. Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner. The Privacy Commissioner for Personal Data may carry out an investigation of the complaint and, if upon completion of an investigation, it is found that the relevant data user is contravening or has contravened the PDPO, serve an enforcement notice to direct the data user to take remedial or preventive actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment. The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. As of the date hereof, the Hong Kong subsidiary does not collect, process or use personal information of entities or individuals other than what is necessary for its business, does not disseminate such information, and does not conduct any data processing activities in the PRC.

The Competition Ordinance (Cap. 619, Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anticompetitive conduct that has the objective or effect of preventing, restricting or distorting competition in Hong Kong. The Competition Ordinance prohibits three forms of anti-competitive conduct described under the First Conduct Rule, the Second Conduct Rule and the Merger Rule, which are collectively known as the “competition rules”. These prohibited conducts include (i) agreements between undertakings that have the object or effect of preventing, restricting or distorting competition in Hong Kong; (ii) engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong by undertakings with a substantial degree of market power in a market, such as predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers; and (iii) mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the scope of application of the merger rule is limited to mergers relating to undertakings directly or indirectly holding carrier licenses issued under the Telecommunications Ordinance (Cap. 106). Each of the aforesaid rules is however subject to a number of exclusions and exemptions.

Pursuant to section 82 of the Competition Ordinance, if the Competition Commission has reasonable cause to believe that (i) a contravention of the first conduct rule has occurred; and (ii) the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice to the undertaking. However, under section 67 of the Competition Ordinance, where a contravention of the first conduct rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of the second conduct rule has occurred, the Competition Commission may, instead of bringing proceedings in the Competition Tribunal in the first instance, issue an infringement notice to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice.

In the event of breaches of the Competition Ordinance, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by Hong Kong companies.

Competition

The AI-powered video content production and streaming platform market in Asia is highly competitive a rapidly evolving, with many new companies joining the competition in recent years characterized by rapid technological advancement, quality of the services offered, breadth of content and service offering, reputation and track record and market competition on advertising rates. As a result, our industry is constantly changing platform functions and business models to adopt and optimize new technologies, increase cost efficiency, and adapt the preferences of both viewers and creators. We compete for leisure time, attention and discretionary spending of our animation players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment.

We believe that we are strategically well-positioned in the industry, and that we compete favorably based on our variety of content and service offerings, brand recognition, deep understanding of the AIGC animation streaming platform industry, advanced technologies, and superior user experience. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry— The markets in which we operate are competitive and, if we do not compete effectively, our business, financial condition and results of operations could be harmed” and “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry— Our IT services rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.”

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success, and rely on intellectual property laws in Hong Kong, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights. As of December 31, 2025, we owned three patent applications in relation to our AI-powered voice synthesis, image generation, and scriptwriting tools, 15 registered trademarks and two registered domain names in Hong Kong.

Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, and controls access to and distribution of our proprietary information. For risk that we may face in this respect, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry— We have limited ability to protect and defend our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could harm our business and competitive position.”

Insurance

Consistent with common industry practice, we do not currently maintain business liability insurance, business interruption insurance or key-man insurance. See “Item 3. Key Information—D. Risk Factors — Risks Related to our Business and Industry — We may not have sufficient insurance coverage.”

C.	Organizational Structure

The following diagram depicts an organizational structure of the Company as of the date of this Report.

D.	Property, Plants and Equipment

As of the date of this Report, we have relocated our headquarters from Hong Kong to Kuala Lumpur, Malaysia. We lease our office space under an operating lease agreement from an independent third party. As of December 31, 2025, we leased an aggregate of approximately 957 square feet of office space, with a lease term lasting for 36 months. We believe that our existing facilities are generally adequate to meet our current needs, and expect to obtain additional facilities, primarily through leasing, as needed, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through GIBO and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under the section titled “Item 3. Key Information—D. Risk Factors.”

Founded with an aim to revolutionize content creation and consumption through AI, we have become a unique and integrated AI-driven creative technology company with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-powered video content. In 2025, we launched our short drama projects on GIBO.ai and had five ongoing projects as of December 31, 2025. As of December 31, 2025, we had approximately 89.0 million registered users, including approximately 78,000 content creators, from 15 countries or regions in Asia, namely Indonesia, the Philippines, Vietnam, Thailand, Myanmar, Malaysia, South Korea, Japan, Taiwan, Bangladesh, India, Cambodia, Hong Kong, Singapore and Laos. As of the same date, we had an average of approximately 34.5 million MAUs on our platform since its launch in September 2023. On our platform, young people create AI-powered content, discover the things they love, and interact and engage with one another.

Our technology platform powers the GIBO.ai website, which enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, launched in September 2023 and equipped with cutting-edge AI-powered technology for the generation and optimization of video content, emphasizes on the establishment of a sustainable ecosystem that can not only content animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform.

The AI-generated animation video content on GIBO.ai, currently offered substantially in short-form entertainment videos, covers a wide variety of themes in animation and short drama. Driven by the big data analytical capabilities, we learn user preferences with respect to content tags and personalize feeds accordingly. As of December 31, 2025, we had approximately 196,000 video uploads and approximately 156.1 billion aggregate video views on our platform. As of the same date, we had enabled over 44.0 million user interactions on our platform, including posts, comments, likes, shares, private messages.

GIBO.ai offers a suite of AI-powered animation content creation tools through GIBO Create, our integrated suite of AI-powered content creation tools which enables content creators on our platform to improve their productivity and effortlessly become pros at content production. GIBO Create is designed to democratize content production, leveraging advanced AIGC technologies to enable creators at all levels to bring their imaginative stories to life with unprecedented ease and efficiency. GIBO Create encompasses (i) AI Voice Synthesis Tool, (ii) AI Image Generator, (iii) Scriptwriting and Storyboarding Tool, and (iv) Audio-Visual Synchronization Tool. With the help of these tools, animation content creators can use GIBO Create to generate human-like voiceovers with premium quality in multiple languages, voices, tones and styles, and unique images in distinctive comic styles that visualize the creators’ ideas.

With global demand for short-form storytelling continuing to accelerate, in December 2025, we strategically expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market. We upgraded GIBO Create to enable large-scale, high-efficiency short film generation and deployment by optimizing GIBO Create for one to three-minute episodic formats and supporting rapid iteration across genres such as drama, romance, suspense, youth content, and serialized storytelling. The upgrade positioned GIBO Create as a production engine capable of meeting platform-level volume requirements without compromising content consistency or quality. By leveraging our underlying AI calculation infrastructure, the upgraded GIBO Create can dynamically allocate compute resources based on production scale, enabling content creators to move from concept to publish-ready content in reduced timelines. We believe that the short drama industry is well-suited for AI-enabled production and data-driven distribution due to its shorter production cycles, high-frequency user engagement, and scalable mobile distribution model. We expect that leveraging our existing AI infrastructure, content production capabilities, and analytics systems across the short drama sector will enhance operational scalability, user growth, and revenue diversification over time.

Leveraging our vibrant ecosystem comprised of highly-engaged users and talented creators of AI-generated content, we aim to form a virtuous cycle for commercialization. While access to our platform is currently free for all users, we plan to drive monetization through launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services. In 2023, 2024 and 2025, we generated revenue of nil, $30.0 million and nil, respectively, and incurred net losses of $12.1 million, $24.9 million and $231.9 million, respectively.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Retain and Expand Our User Base Depends on Our Ability to Offer high-quality AI Animation Content that Meets User Preferences and Demands

Our success depends on our ability to offer high-quality content focused on animation and games. The breadth, depth, and quality of our AI animation content are fundamental in maintaining the attractiveness and value to our users. As of December 31, 2025, we had developed approximately 89.0 million registered users. We rely on our experience from past and current operations to offer, manage, and refine our high-quality AI animation content, which may not be effective as user preferences and market trends change. If we are unable to expand into new high quality AI animation content by diversifying our animation or gaming product pipeline, our ability to keep AI animation content offerings comprehensive and up-to-date may be adversely affected. If we are unable to keep up with evolving user preferences, we may experience a decline in the attractiveness of our user base.

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

Results of Operations

The following table summarizes the results of our operations for the fiscal years presented.

	For the year ended December 31,
	2025	2024	2023

Revenues	$-	30,000,000	$-
Cost of revenues	-	4,368,333	-
Gross profit	-	25,631,667	-

Operating costs
General and administrative expenses	2,445,669	$1,253,323	719,260
Depreciation and amortization	11,709,430	209,431	76,097
Research and development expenses	117,800,000	49,032,968	11,326,463
Impairment loss on plant and equipment	99,131,667	-	-
Total operating costs	231,086,766	50,495,722	12,121,820

Loss from operations	(231,086,766)	(24,864,055)	(12,121,820)

Other (expense) income
Interest expense	(824,219)	-	-
Interest income	-	371	191
Foreign exchange translation gain	-	11,351	4,060
Total other (expense) income	(824,219)	11,722	4,251

Loss before income taxes	(231,910,985)	(24,852,333)	(12,117,569)

Income tax expense	-	-	-

Net loss	$(231,910,985)	$(24,852,333)	$(12,117,569)

Comparison of the Fiscal Years Ended December 31, 2025 and 2024

Revenues

In fiscal years 2025 and 2024, our revenues was nil and $30,000,000, respectively. The decrease in our revenues was primarily due to generated revenues from IT services to customers in fiscal year 2024.

Cost of Revenues

In fiscal years 2025 and 2024, our cost of revenues was nil and $4,368,333, respectively, primarily due to decreased revenues associated with our IT services.

Operating Costs

Our operating costs primarily include research and development expenses, marketing and promotional expenses, professional fees, depreciation and amortization and impairment loss on plant and equipment.

Our only activities from inception through December 31, 2025 were research and development of AI animation technology and content, development of users. In December 2025, we strategically expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market. We incur expenses associated with conducting AI animation research and development, marketing activities to develop user base and general organization administrative expenses.

Total operating costs increased by approximately $180,591,044, or 357.6%, from $50,495,722 in the fiscal year 2024 to $231,086,766 in fiscal year 2025.

The increase in our operating costs primarily due to (i) an increase in research and development expenses by $68,767,032 or 140.2%, from $49,032,968 in fiscal year 2024 to $117,800,000 in fiscal year 2025 because we outsourced more AI animation development services and expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market, so purchased from third-party vendors in fiscal year 2025 than we did in fiscal year 2024 to conduct AI-driven market research, user preference analysis, AI animation software design, prototyping of the user interface, security architecture outlining measures for data protection, encryption, and intrusion prevention, and integration of backend systems, third-party services, and AI functionalities, etc. which led to higher research and development expenses in fiscal year 2025; (ii) an increase in depreciation and amortization expenses by $11,499,999 or 5,491.1%, from $209,431 in fiscal year 2024 to $11,709,430 in fiscal year 2025, primarily because our computer software and applications used in conducting our AI animation business, which led to increased amortization expenses during fiscal year 2025; and (iii) an increase in general and administrative expenses by $1,192,346 or 95.1%, from $1,253,323 in fiscal year 2024 to $2,445,669 in fiscal year 2025 because of increased professional and consulting service fees; (IV) an increase in impairment loss on plant and equipment by $99,131,667 or 100.0%, from nil in fiscal year 2024 to $99,131,667 in fiscal year 2025, the Company recognized an impairment loss of $99 million in respect of its property and equipment in fiscal year 2025 due to rapid technological advancements in the AI compute industry, including the shift toward more efficient AI architectures and significant pricing compression, which collectively accelerated the economic obsolescence of the affected assets.

As a result of the above, we reported a net loss of $231,910,985 in fiscal year 2025, as compared to a net loss of $24,852,333 in fiscal year 2024.

Comparison of the Fiscal Years Ended December 31, 2024 and 2023

Revenues

Our total revenues increased by $30,000,000, or 100.0%, to $30,000,000 in fiscal year 2024 from nil in fiscal year 2023. The increase in our revenues was primarily due to an increase in revenues from IT services to customers in fiscal year 2024.

While access to our platform is currently free for all users, we plan to drive monetization and generate revenues through launching advertising, offering membership subscriptions and pay-per-view options, and providing IT services. As of the date of this Report, we had one IT service agreement which leverages our technological capabilities to empower the business growth of our enterprise customers and accelerate the monetization of our business.

Cost of Revenues

Our cost of revenues increased by $4,368,333, or 100.0%, from nil in fiscal year 2023 to $4,368,333 in fiscal year 2024, primarily due to increased revenues associated with our IT services.

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

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of December 31, 2025 and as of the date of this Report. Our consolidated assets and liabilities and consolidated operating costs and net loss are the operation results of our subsidiary Hong Kong Daily and GIBO AI. Our subsidiary’s ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Hong Kong and Cayman Islands. As of December 31, 2025 and 2024, none of the net assets of our subsidiary in Hong Kong and Cayman Islands were restricted net assets and there were no funds transferred from Hong Kong Daily and GIBO AI to us in the form of loans, advances, or cash dividends during the years ended December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, we reported a net loss of approximately $231.1 million and $24.9 million, respectively, primarily due to significant amount of research and development costs incurred when we outsourced AI animation development projects to third-party vendors to conduct AI-powered market research, user preference analysis, AI animation software design, prototyping of the user interface, security architecture outlining measures for data protection, encryption, and intrusion prevention, and integration of backend systems, third-party services, and AI functionalities. Cash provided by operating activities amounted to approximately $23.6 million for the years ended December 31, 2024, and cash used in operating activities amounted to approximately $121.6 million for the years ended December 31, 2025, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

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

However, there can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce our research and development expenditure and certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. In the year ended December 31, 2024, we have generated revenues amounted to $30.0 million, and we continued need to raise additional capital to finance our future operations. Accordingly, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these financial statements are issued. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Cash Flows Summary

The following table sets forth summary of our cash flows for the fiscal years presented:

	For the Year Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(121,390,036)	$23,608,570	$(11,422,031)
Net cash used in investing activities	-	(30,000,000)	(600,000)
Net cash provided by financing activities	121,706,022	426,317	18,043,307
Net increase (decrease) in cash	315,986	(5,965,113)	6,021,276
Cash, beginning of year and	86,750	6,051,863	30,587
Cash, end of year	$402,736	$86,750	$6,051,863

Operating Activities

Net cash used in operating activities amounted to $121,390,036 for the year ended December 31, 2025, and primarily consisted of the following:

●	Net loss of $231,086,766;
●	Depreciation and amortization of $11,709,430;
●	Impairments loss on plant and equipment of $99,131,667;
●	Interest expense of $824,219;
●	A increase in other current assets of $152,833 and a decrease in other current liabilities of $1,136,736. The increase in other current assets primarily due to prepaid server expense in the fiscal year 2025, the decrease in other current liabilities primarily due to a decrease in accrued agent fee of GIBO.

Net cash provided by operating activities amounted to $23,608,570 for the years ended December 31, 2024, and primarily consisted of the following:

●	net loss of $24,852,333;

●	A decrease in prepaid expenses and other current assets of $524,415 and an increase in accrued expenses and other current liabilities of $2,203,647. The decrease in prepaid expenses and other current assets primarily due to decrease in prepaid server expense in the years ended December 31, 2024, the increase in accrued expenses and other current liabilities primarily due to an increase in accrued agent fee of GIBO.

Net cash used in operating activities amounted to $11,422,031 for the year ended December 31, 2023, and primarily consisted of the following:

●	net loss of $12,117,569;

●	A decrease in other current assets of $577,881 and an increase in other current liabilities of $41,560. The decrease in other current assets primarily due to prepaid server expense in the fiscal year 2022, the increase in other current liabilities primarily due to an increase in accrued /register agent fee of GIBO.

Investing Activities

Cash used in investing activities was nil for the year ended December 31, 2025.

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

Financing Activities

Cash provided by financing activities was $121,706,022 for the year ended December 31, 2025, which mainly consisted of borrowing from related parties and third parties as working capital of $118,661,546 and $3,044,476, respectively.

Cash provided by financing activities was $426,317 for the years ended December 31, 2024, which consisted of borrowing from related parties and third parties as working capital of $1,930,779 and $105,252, respectively, and payment of deferred offering costs of $1,609,714.

Cash provided by financing activities was $18,043,307 for the year ended December 31, 2023, which consisted of capital contribution by shareholders of $17,525,456 and borrowing from related parties as working capital of $517,851.

Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 and 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Contractual Obligation

Contractual Obligations

Our Hong Kong subsidiary entered into non-cancelable leases agreement with the landlord for office lease. For the years ended December 31, 2025, 2024 and 2023, we reported total operating lease expenses of $57,588, $77,976 and $77,976, respectively.

The following table summarizes the maturity of operating lease liability and future minimum payments of operating leases as of December 31, 2025:

Amounts
Year ending December 31,
2026	36,000
2027	36,000
2028	$39,600

Total future minimum lease payments	111,600
Less: imputed interest	(8,305)
Present value of operating lease liability	$103,295

Total future minimum lease payments under the non-cancelable operating lease with respect to the office lease as of December 31, 2025 are as follows:

Lease commitment
Within one year	$36,000
Within two years	36,000
Over two years	39,600

Total	$111,600

Critical Accounting Policy, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the realizability of prepayments, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in “Note 2. Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address of our directors and executive officers is 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia.

Directors and Executive Officers	Age	Position/Title
Chun Yen “Dereck” Lim	37	Chairman of Board of Directors
Jing Tuang “Zelt” Kueh	39	Director, Chief Executive Officer and Chief Technology Officer
Kwan Chen “Katrina” Hung	33	Chief Financial Officer
Li Noi Chia	46	Independent Director
Bee Lian Ooi	57	Independent Director
Peter Ban	46	Independent Director

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

Ms. Li Noi Chia has served as our independent director since May 2025. Since April 2017, Ms. Chia has served as the finance executive at HLA Garment (Malaysia) Sdn Bhd, an international retail clothing brand, where she oversees accounting, financial reporting, tax reporting, annual budgeting and planning. From January 2016 to March 2017, Ms. Chia served as the manager of accounts payable at Onyx Corporate Pty Ltd., an Australian corporate advisory firm. From April 2009 to December 2015, Ms. Chia served as an accounts payable executive at Ensco Australia Pty Ltd., an Australian oil and gas provider, where she handled accounts payables and process flows. Ms. Chia obtained her bachelor’s degree in Accounting and Banking & Finance from Monash University in Malaysia in 2004.

Ms. Bee Lian Ooi has served as our independent director since May 2025. In June 2020, Ms. Ooi founded JL Signature Sdn. Bhd., a private investment and asset management firm focusing on real estate and technology-driven investment holdings in Malaysia, and she has served as the Managing Director since then. Specializing in haemodialysis patient care and general life support interventions, Ms. Ooi had served as an Associate Director of Nursing Department of the Penang Community Haemodialysis Society from January 2015 to March 2022, a healthcare provider. Her tenure included years of progressive leadership with experience in governance, operations, strategy development, advocacy, human resources and business development, where she served on several association-wide task forces. Since January 2008, Ms. Ooi has also served as a Sales and Marketing Manager in Healthcare Retailer Extra Excel (Malaysia) Sdn. Bhd., with experience in marketing healthcare and wellness products in the Malaysian market. Ms. Ooi received her Executive Master of Business Administration Degree from Lincoln University College, Malaysia in June 2022, and obtained a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia in September 1992.

Mr. Peter Ban has served as our independent director since May 2025. Since July 2022, Mr. Ban has served as the chief executive officer at International Commence Center of Kuala Lumpur, a Malaysian real estate development and asset management company. From December 2017 to July 2022, he served as the residences manager and acting director of residences at Four Season Hotels & Report, a global luxury hotel and resort brand. Mr. Ban received his bachelor’s degree in Hospitality Management from Technological University Dublin.

B.	Compensation

For the years ended December 31, 2023, 2024 and 2025, we paid nil, nil and $42,000, respectively, in cash to our executive officers and directors.

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

Equity Incentive Plan

As of December 31, 2025, we had not adopted any employee equity incentive plan.

Compensation Recovery Policy

In May 2025, we effected a compensation recovery policy in compliance with the SEC rules and the Nasdaq Stock Market listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. See Exhibit 97.1.

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

Audit Committee. Our audit committee consists of Ms. Li Noi Chia, Ms. Bee Lian Ooi, and Mr. Peter Ban, and is chaired by Ms. Li Noi Chia. Ms. Li Noi Chia, Ms. Bee Lian Ooi and Mr. Peter Ban satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Li Noi Chia qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Peter Ban, Ms. Bee Lian Ooi and Ms. Li Noi Chia, and is chaired by Mr. Peter Ban. Mr. Peter Ban, Ms. Bee Lian Ooi and Ms. Li Noi Chia satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. The executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Bee Lian Ooi, Mr. Peter Ban and Ms. Li Noi Chia, and is chaired by Ms. Bee Lian Ooi. Ms. Bee Lian Ooi, Mr. Peter Ban and Ms. Li Noi Chia satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become its directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees. Our nominating and corporate governance committee is responsible for overseeing the code of business conduct and ethics and must approve any waivers of the code of business conduct and ethics for employees, executive officers and directors.

Terms of Directors and Officers

Pursuant to our third amended and restated memorandum and articles of association as currently effective (the “MA&A”), we may by an ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board.

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

A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in the MA&A or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

In addition, the office of our directors shall be vacated if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to us; or (d) is removed from office pursuant to other provisions in the MA&A.

Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2023, 2024 and 2025, we had eight, 23 and 25 full-time employees. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025.

Function	Number of Employees	Percentage
Information technology	9	36.0%
Operations	5	20.0%
Research and development	4	16.0%
Finance and administration	2	8.0%
Design and marketing	5	20.0
Total	25	100.0%

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

●	each person who is expected to beneficially own 5.0% or more of our outstanding Ordinary Shares;

●	each of our executive officers and directors; and

●	all of those executive officers and directors as a group.

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 65,117,623 Ordinary Shares (including 60,849,977 Class A Ordinary Shares and 4,267,646 Class B Ordinary Shares) issued and outstanding as of April 15, 2026.

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Ordinary Shares	% of Voting Power
Directors and Executive Officers (1)
Chun Yen “Dereck” Lim	-	2,371,870	3.6%	32.4%
Jing Tuang “Zelt” Kueh	-	1,313,237	2.0%	18.0%
Kwan Chen “Katrina” Hung	35,662	-	0.1%	0.0%
Li Noi Chia	-	-	-	-
Bee Lian Ooi	25	-	0.0%	0.0%
Peter Ban	-	-	-	-
All Director and Executive Officers as a Group	35,687	3,695,107	5.7%	50.4%
5.0% Shareholders
Chen Xiaoping	-	3,277,300	5.0%	2.2%
Quan Qinghua	-	3,269,988	5.0%	2.2%

Notes:

(1)	The business address of each of our directors and officers is 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia.

B.	Related Party Transactions

Agreements Related to the Business Combination

On May 8, 2025, we consummated the Business Combination pursuant to the Business Combination Agreement. See “Item 4. Information On the Company—A. History and Development of the Company.” In connection with and pursuant to the Business Combination Agreement, certain agreements were entered into between us and certain related parties.”

Registration Rights Agreement

At the Second Merger Effective Time, we and certain other parties entered into a Registration Rights Agreement, pursuant to which we granted certain registration rights with respect to our securities held by such other parties following the closing of the Business Combination.

Assignment, Assumption and Amendment Agreement

In conjunction with the closing of the Second Merger, we entered into an Assignment, Assumption and Amendment Agreement with BUJA and Continental Stock Transfer & Trust Company, LLC (the “Warrant Agent”), which amended that certain Warrant Agreement, dated as of June 27, 2023 (the “Warrant Agreement”), by and between BUJA and the Warrant Agent pursuant to which (i) BUJA assigned to us, and we assumed, all of BUJA’s right, title and interest in and to the Warrant Agreement, and (ii) each whole BUJA warrant were modified to no longer entitle the holder to purchase BUJA’s ordinary shares and instead acquire an equal number of our Class A Ordinary Shares under terms as described therein.

Transactions with Related Parties

Services received from related parties

In 2025, 2024 and 2023, we received services from related parties consisting of the following:

	For the year ended December 31,
Name	2025	2024	2023
Chinese Top Asset Management Holdings Limited	$-	$115,000,000	-
Billion Start Enterprise Limited	-	19,000,000	-
Dragon Huge Development Limited	6,800,000	13,000,000	-
Treasure Nice Investment Limited	-	9,000,000	-
Total Services received from related parties	$6,800,000	$156,000,000	-

Due to related parties

As of December 31, 2025, 2024 and 2023, amounts due to related parties were $26.1 million, $24.1 million and $1.5 million, respectively.

On November 11, 2024, we entered into an equipment purchase agreement with a related party supplier, Chinese Top Asset Management Holdings Limited (“CTA”), to purchase a set of equipment from CTA with an aggregate purchase price of $51.8 million. On November 25, 2024, we notified one of our customers, Grand Harvest Corporation Limited, to pay $30 million owed to us to CTA, in order to speed up the settlement process and streamline cash flow management of each party. As a result, our of due to CTA was $21,800,000 and $21,800,000 as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, 2024 and 2023, our balance due to other related parties, excluding CTA, was comprised of advance from our directors, officers and shareholders and was non-trade in nature and unsecured, used for working capital during our normal course of business. Such advance was non-interest bearing and due on demand.

Loan from related parties

As of December 31, 2025, 2024 and 2023, the balance of loan from related parties was $114.1 million, $1.1 million and nil, respectively. Such loan was comprised of loan from our shareholders and was non-trade in nature and unsecured, used for working capital during our normal course of business. Such loan was 3% or 5% per annum interest rate bearing and due after year 2026.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Dividend Policy

Our directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of our funds lawfully available therefor. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business. Subject to any rights and restrictions for the time being attached to any shares, we may declare dividends by an ordinary resolution, but no dividend shall exceed the amount recommended by the directors.

B.	Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A Ordinary Shares and Warrants have been listed on the Nasdaq since May 9, 2025 under the symbols “GIBO” and “GIBOW,” respectively. Holders of our securities should obtain current market quotations for their securities. There can be no assurance that our securities will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our securities could be delisted from Nasdaq. A delisting of our securities will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing. See “Item 3. Key Information—D. Risk Factors—We may not be able to maintain the listing of our Class A Ordinary Shares on Nasdaq.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “GIBO” and “GIBOW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, the authorized share capital of the Company is US$10,000,000 divided into 50,000,000,000 shares, par value US$0.0002 each, comprising (i) 45,000,000,000 Class A Ordinary Shares, par value US$0.0002 each and (ii) 5,000,000,000 Class B Ordinary Shares, par value US$0.0002 each. See “Item 4. Information on the Company — A. History and Development of the Company.”

B.	Memorandum and Articles of Association

The information required to be disclosed under this Item 10.B is incorporated by reference to the sections headed “Description of PubCo’s Share Capital” and “Comparison of Corporate Governance and Shareholder Rights” included in the final prospectus dated March 12, 2025 that forms a part of our registration statement on Form F-4 (File No. 333-285183) which was declared effective by the SEC on March 12, 2025.

C.	Material Contracts

During the two years immediately preceding the date of this Report, we have entered into certain material contracts in connection with the Business Combination. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

On September 18, 2024, we entered into a service agreement with Grand Harvest Corporation Limited (“Grand Harvest”), leveraging our technological capabilities to provide IT services and empower the business growth of our enterprise customers. Pursuant to this agreement, the service scope of our IT services primarily includes, among other things, (i) platform customization and integration services, helping customers to design, modify and integrate functionalities in their own systems, (ii) data migration and content management services, assisting customers in their large-scale data migration and content liability management, and (iii) enterprise-level data security services, providing customers with advanced information security technologies and measures to address data concerns. Pursuant to this agreement, a total consideration of US$60,000,000 will be made to us in installments, each installment to be paid within 14 days upon the customer’s receipt of invoice. As of December 31, 2025, we had received a total of $30,000,000 in consideration. Due to Grand Harvest’s new strategic directions regarding market focus and technology, this agreement was terminated on October 21, 2025.

In February and March 2026, we issued an aggregate of 57,926,752 Class A Ordinary Shares to assignees of certain lenders (the “investors”) to whom we were obligated to repay under certain loan agreements dated September 11, 2025, in reliance on an exemption under Rule 506(b) of Regulation D. We also entered into registration rights agreements with them, pursuant to which we granted the investors rights to register for resale of their securities under registration statements on Form F-1 or F-3. For details of these registration rights agreements, see Exhibits 4.3 to 4.7 to this Report.

D.	Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands.

E.	Taxation

The following is a general summary of certain Cayman Islands and United States federal income tax consequences relevant to an investment in our Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and interpretations thereof in effect as of the date of this Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our Class A ordinary shares.

United States Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares for a U.S. holder (as defined below). This discussion address only U.S. holders (as defined below) that acquire and hold our Class A ordinary shares. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder as a result of the ownership and disposition of Class A ordinary shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, by attribution, or constructively) own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

●	persons whose functional currency is not the U.S. dollar; or

●	controlled foreign corporations or passive foreign investment companies.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed) (“Treasury Regulation”), published administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. U.S. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our ordinary shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares) who or that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States,

●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or

●	a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Business Combination to U.S. Holders

U.S. Federal Income Tax Considerations of Owning our Class A Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares by U.S. Holders, assuming we are not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Distribution on Class A ordinary shares

Subject to the PFIC rules discussed below “—Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income any distribution of cash or property paid on Class A ordinary shares that is treated as a dividend for U.S. federal income tax purposes. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The Treasury guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. Although the Class A ordinary shares are currently listed on the Nasdaq, there can be no assurance that the Class A ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by us, calculated by reference to the spot exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

To the extent that the amount of any distribution made by us on the Class A ordinary shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Class A ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A ordinary shares.” However, we may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions we make as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of Class A ordinary shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A ordinary shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A ordinary shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Class A ordinary shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Class A ordinary shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we, or any of our subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds Class A ordinary shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Class A ordinary shares and how, and how quickly, we use liquid assets and cash obtained in the Business Combination may influence whether we or any of our subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether we or any of our subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

If we were determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A ordinary shares and, in the case of Class A ordinary shares, the U.S. Holder did not make a valid “mark-to-market” election, such U.S. Holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. Holder on the sale or other disposition of Class A ordinary shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for Class A ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held Class A ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Class A ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its Class A ordinary shares at the end of its taxable year over the adjusted basis in its Class A ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Class A ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its Class A ordinary shares and for which we are treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which the Class A ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard with respect to the Class A ordinary shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of Class A ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we were to receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the Treasury. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to Class A ordinary shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends (including constructive dividends) received by U.S. Holders of Class A ordinary shares, and the proceeds received on the disposition of Class A ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number and certify that it is not subject to backup withholding (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, by filing the appropriate claim for refund and timely providing the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Class A ordinary shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders who are required to report specified foreign financial assets on IRS Form 8938 and/or foreign bank and financial accounts on FinCEN Report 114 and fail to do so may be subject to substantial penalties.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their own tax advisors regarding their reporting obligations relating to their ownership of Class A ordinary shares, including the requirement to file an IRS Form 8938.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong laws is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Inland Revenue Department of the Hong Kong Government, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for assessable profits earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits of the first HK$2.0 million and 16.5% for any assessable profits in excess of HK$2.0 million.

Our Group’s Hong Kong subsidiaries are subject to Hong Kong profits tax on their assessable profits as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For HK Daily, the first HK$2.0 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” (i) we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

In accordance with Rule 5250(d) of the Listing Rules of the Nasdaq, we will post this Report on our website at ir.giboholdingsltd.com.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2025, 2024 and 2023.

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

Foreign exchange risk

Our functional currency and reporting currency are both USD. We are exposed to foreign exchange risk in respect of our operating activities when purchase of services in Hong Kong or other areas is using transaction currency other than USD.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

There were 2,874,991 Warrants outstanding as of May 10, 2026. Our Warrants to purchase an aggregate of 2,874,991 Class A Ordinary Shares are exercisable commencing June 8, 2025, being 30 days after the completion of the Business Combination, and terminating on May 8, 2030, being five years after the completion of the Business Combination. After giving effect to the Share Consolidation effective on August 20, 2025, each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $2,300.0 per whole share. The Warrants may be exercised only for a whole number of our Class A Ordinary Shares.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on the material weaknesses described below, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the identified material weakness, our management has concluded that the consolidated financial statements included in this Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

(d)	Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Ms. Li Noi Chia, who is an independent non-executive director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Ms. Li Noi Chia satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rule and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, which are applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website ir.giboholdingsltd.com. We intend to disclose any amendment to the code, or any waivers of its requirements, in our annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Enrome LLP served as our independent auditors for the fiscal years ended December 31, 2024 and 2025. The following table sets forth the fees billed to us by our principal accountants for professional services performed in the years ended December 31, 2024 and 2025. We did not pay any other fees to our independent registered public accountant firm during the fiscal years indicated below.

	Year ended December 31,
	2024	2025
(in thousands)	(In US$ ‘000)
Audit Fees	195	250

(i)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements.

The audit committee of the board of directors on an annual basis reviews audit and non-audit services performed by the independent auditors. The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our independent public accountant, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer,” as defined in the Exchange Act. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

For example, among other things, we are not required to: (i) have a majority-independent board of directors; (ii) have a compensation committee consisting of independent directors; (iii) have a nominating committee consisting of independent directors; (iv) have regularly scheduled executive sessions with only independent directors each year; or (v) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

We have relied on certain exemptions offered to foreign private issuers under Nasdaq Stock Market Rules, including with respect to annual meetings and the requirement to receive shareholder approval prior to the issuance of additional shares in certain circumstances. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq corporate governance listing standards.

As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

As a result of the foregoing, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the company’s securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards. For details of our insider trading polices, see Exhibit 11.2 to this Report.

ITEM 16K. CYBERSECURITY

We have developed and implemented a cybersecurity risk management policy designed to protect the confidentiality, integrity, and availability of our critical systems and information.

Cybersecurity Risk Management and Strategy

To preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data and network infrastructure, while meeting regulatory requirements, it is crucial for us to effectively manage cybersecurity risks. To achieve this, we maintain a strict user access control policy and only permit authorized employees to access the data on our platform, and we have implemented a comprehensive cybersecurity risk management policies and measures, which is integrated in our overall enterprise risk management system and processes.

Our chief executive officer and staff from IT department are tasked with assessing, identifying and managing risks related to cybersecurity threats. Their responsibilities primarily include:

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations and threat monitoring;
●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the fiscal year ended December 31, 2025 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Cybersecurity Governance

Our board of directors is ultimately responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our chief executive officer and staff under his supervision are responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, the relevant staff will report the threat or incident to our chief technology officer, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our chief technology officer is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any.

If a cybersecurity incident occurs, our chief executive officer will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our chief executive officer will promptly report the incident and assessment results to our board of directors, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association.
2.1*	Description of Securities.
2.2*	Specimen Class A Ordinary Share Certificate of GIBO Holdings Limited.
2.3*	Specimen Warrant Certificate of GIBO Holdings Limited.
2.4	Warrant Agreement, dated June 27, 2023, between BUJA and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.3 to the Form F-4 (File No. 333-285183), initially filed with the SEC on February 25, 2025).
2.5	Assignment, Assumption and Amendment Agreement, dated May 8, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., Bukit Jalil Global Investment Ltd. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 2.4 to the Shell Company Report on Form 20-F as filed with the SEC on May 14, 2025).
4.1	Business Combination Agreement, dated August 5, 2024, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub I Limited, GIBO Merger Sub 2 Limited, and Global IBO Group Ltd. (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
4.2	Amendment to Business Combination Agreement, dated March 3, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Acquisition 1 Ltd., GIBO Merger Sub I Limited, GIBO Merger Sub 2 Limited, and Global IBO Group Ltd. (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-285183), filed with the SEC on March 4, 2025).
4.3*†	Registration Rights Agreement, dated February 20, 2026, between GIBO Holdings Limited and certain investors named therein as assignees of Stand Best Creation Limited.
4.4*†	Registration Rights Agreement, dated March 25, 2026, between GIBO Holdings Limited and certain investors named therein as assignees of Stand Best Creation Limited.
4.5*†	Registration Rights Agreement, dated February 20, 2026, between GIBO Holdings Limited and certain investors named therein as assignees of Prime King Investment Limited.
4.6*†	Registration Rights Agreement, dated March 25, 2026, between GIBO Holdings Limited and certain investors named therein as assignees of Prime King Investment Limited.
4.7	Registration Rights Agreement, dated May 8, 2025, by and among GIBO Holdings Limited, Bukit Jalil Global Investment Ltd. and certain security holders (incorporated herein by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (File No. 001-42601), initially filed with the SEC on May 14, 2025).
4.8	Form of Indemnification Agreement between GIBO Holdings Limited and each of its directors and executive officers. (incorporated herein by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
4.9	Sales and Purchase Agreement, dated May 10, 2024, by and between Global IBO AI Technology Ltd. and Chinese Top Asset Management Holdings Limited. (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
8.1	List of Principal Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (Reg. No. 333-285183), initially filed with the SEC on February 25, 2025).
11.1*	Code of Business Conduct and Ethics of the Registrant.
11.2*	Insider Trading Policy.
12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

(*) Filed herewith.

† Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will provide copies of any of the omitted schedules upon request by the SEC.

All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

GIBO HOLDINGS LIMITED

Date: May 15, 2026	By:	/s/ Jing Tuang “Zelt” Kueh
	Name:	Jing Tuang “Zelt” Kueh
	Title:	Chief Executive Officer

GIBO HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GIBO Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GIBO Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $231,910,985 and had net cash used in operating activities of $121,390,036 for the year ended December 31, 2025. As of December 31, 2025, the Company had net current liabilities of $1,165,924 and accumulated deficit of $281,200,841. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These Consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s Consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as the overall presentation of the Consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

May 15, 2026

GIBO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars, except for number of shares)

	As of December 31,
	2025	2024

ASSETS
Current assets
Cash	$402,736	$86,750
Deposit	-	25,992
Prepaid expenses and other current assets	212,969	60,135
Deferred offering costs	-	1,609,714
Total current assets	615,705	1,782,591

Non-current assets
Property and equipment, net	-	110,641,098
Intangible assets, net	133,337	333,336
Right-of-use asset	84,695	38,563
Total non-current assets	218,032	111,012,997

Total assets	833,737	112,795,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to related parties	6,000	24,136,661
Accrued expenses and other current liabilities	1,744,256	2,290,206
Lease liability, current	31,373	38,563
Total current liabilities	1,781,629	26,465,430

Non-current liabilities
Lease liability, non-current	71,922	-
Due to related parties	26,087,982
Loan from related parties	114,109,737	1,063,906
Loan from third parties	3,149,728	105,252
Total non-current liabilities	143,419,369	1,169,158

Total liabilities	145,200,998	27,634,588

Shareholders’ equity
Ordinary Shares, $1 par value, 50,000 shares authorized, 1 shares issued and outstanding as of December 31, 2024	-	1
Ordinary shares, $0.0002 par value, 250,000,000 shares authorized, 3,755,397 share issued and outstanding as of December 31, 2025, including*:
Class A Ordinary shares, $0.0002 par value, 225,000,000 shares authorized, 2,923,225 shares issued and outstanding	585	-
Class B Ordinary shares, $0.0002 par value, 25,000,000 shares authorized, 832,172 shares issued and outstanding	166	-
Additional paid-in capital	136,768,809	134,386,835
Other reserve	64,020	64,020
Accumulated deficit	(281,200,841)	(49,289,856)
Total shareholders’ equity	(144,367,261)	85,161,000

Total liabilities and shareholders’ equity	$833,737	$112,795,588

*	The Company’s shareholders approved to implement a two hundred (200)-for-one (1) share consolidation of all of its authorized, issued and unissued ordinary shares, see Note 8.

The accompanying notes are an integral part of these Consolidated financial statements.

GIBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars, except for number of shares)

	For the years ended December 31,
	2025	2024	2023

Revenues	$-	$30,000,000	-
Cost of revenues	-	4,368,333	-
Gross profit	-	25,631,667	-

Operating costs
General and administrative expenses	2,445,669	1,253,323	719,260
Depreciation and amortization	11,709,430	209,431	76,097
Research and development expenses	117,800,000	49,032,968	11,326,463
Impairment loss on plant and equipment	99,131,667	-	-
Total operating costs	231,086,766	50,495,722	12,121,820

Loss from operations	(231,086,766)	(24,864,055)	(12,121,820)

Other (expense) income
Interest expense	(824,219)	-	-
Interest income	-	371	191
Foreign exchange translation gain	-	11,351	4,060
Total other (expense) income	(824,219)	11,722	4,251

Loss before income tax expense	(231,910,985)	(24,852,333)	(12,117,569)

Income tax expense	-	-	-

Net loss	$(231,910,985)	$(24,852,333)	(12,117,569)

Loss per share
Basic and diluted	$(96)	$(24,852,333)	(12,117,569)

Weighted average number of ordinary shares outstanding
Basic and diluted	2,406,712	1	1

The accompanying notes are an integral part of these Consolidated financial statements

GIBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. Dollars, except for number of shares)

	Ordinary Shares				Additional			Total
	Class A Shares	Amount	Class B Shares	Amount	paid-in capital	Other reserve	Accumulated deficit	shareholders’ equity

Balance as of December 31, 2022	1	$1	-	-	$12,661,378	$64,020	$(12,319,954)	$405,445

Capital contribution by shareholders	-	-	-	-	17,525,456	-	-	17,525,456
Net loss	-	-	-	-		-	(12,117,569)	(12,117,569)

Balance as of December 31, 2023	1	$1	-	-	$30,186,834	$64,020	$(24,437,523)	$5,813,332

Capital contribution by shareholders	-	-	-	-	104,200,001	-	-	104,200,001
Net loss	-	-	-	-	-	-	(24,852,333)	(24,852,333)

Balance as of December 31, 2024	1	$1	-	-	$134,386,835	$64,020	$(49,289,856)	$85,161,000

Reverse recapitalization	2,923,224	584	832,172	166	2,381,974	-	-	2,382,724
Net loss	-	-	-	-	-	-	(231,910,985)	(231,910,985)

Balance as of December 31, 2025*	2,923,225	$585	832,172	166	$136,768,809	$64,020	$(281,200,841)	$(144,367,261)

*	The Company’s shareholders approved to implement a two hundred (200)-for-one (1) share consolidation of all of its authorized, issued and unissued ordinary shares, see Note 8.

The accompanying notes are an integral part of these Consolidated financial statements.

GIBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars, except for number of shares)

	For the years ended December 31,
	2025	2024	2023

Cash flows from operating activities
Net loss	$(231,910,985)	$(24,852,333)	(12,117,569)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,709,430	4,577,764	76,097
Amortization of right-of-use asset	54,478	74,145	70,341
Interest expense	824,219	-	-
Non-cash research and development expenses	-	41,000,000	-
Impairments loss on plant and equipment	99,131,667	-	-
Changes in operating assets and liabilities:
Deposit	25,992	155,077	(51,069)
Prepaid expenses and other current assets	(152,833)	524,415	628,950
Lease liability	64,732	(74,145)	(70,341)
Accrued expenses and other current liabilities	(1,136,736)	2,203,647	41,560
Net cash (used in) provided by operating activities	(121,390,036)	23,608,570	(11,422,031)

Cash flows from investing activities
Purchase of property and equipment	-	(30,000,000)	-
Purchase of intangible assets	-	-	(600,000)
Net cash used in investing activities	-	(30,000,000)	(600,000)

Cash flows from financing activities
Capital contribution by shareholders	-	-	17,525,456
Proceeds from borrowings from related parties	118,661,546	1,930,779	517,851
Proceeds from borrowings from third parties	3,044,476	105,252	-
Payment of deferred offering costs	-	(1,609,714)	-
Net cash provided by financing activities	121,706,022	426,317	18,043,307

Net increase (decrease) in cash	315,986	(5,965,113)	6,021,276
Cash, beginning of year	86,750	6,051,863	30,587
Cash, end of year	$402,736	$86,750	$6,051,863

Supplemental disclosure of non-cash flow information*:
Lease liability arising from obtaining right-of-use assets	100,610	-	-
Purchase of property and equipment	-	63,200,000	-
Capital contribution by shareholders from additional paid-in capital	-	104,200,001	-
Net assets acquired from Reverse recapitalization	2,382,724	-	-

*	The non-cash transactions include the purchase of property and equipment amounted to $63.2 million, research and development services amounted to $41.0 million, in exchange for capital contribution of $104.2 million by shareholders.

The accompanying notes are an integral part of these Consolidated financial statements.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

GIBO Holdings Limited (“GIBO” or the “Company”), through its wholly-owned subsidiaries, is an aim to revolutionize content creation and consumption through AI, we have become a unique and integrated AI-powered creative technology company with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-powered video content. GIBO’s technology platform powers the GIBO.ai website, which enables content creators to automate tasks, create personalized audio and graphics, obtain data-driven insights into the content they created, and explore new ideas through collaboration. GIBO.ai, launched in September 2023 and equipped with cutting-edge AI-powered technology for the generation and optimization of video content, emphasizes on the establishment of a sustainable ecosystem that can not only content animation creators on the content creation process but also provide distribution channels for their works to be accessed and monetized by viewers on the platform. With global demand for short-form storytelling continuing to accelerate, in December 2025, we strategically expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market.

Organization

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 19, 2024. The Company has no substantive operations other than holding all of the outstanding share capital of (1) Bukit Jalil Global Acquisition 1 Ltd. (the “BUJA”) is a company incorporated in the Cayman Islands on September 15, 2022, and (2) Global IBO Group Limited (“GIBO Group”), an exempted company with limited liability under the laws of the Cayman Islands on September 5, 2023, and (3) GIBO International Limited (“GIBO International”), a limited liability company formed under the laws of Samoa on November 29, 2023, and (4) Hong Kong Daily Group Supply Chain Limited (“Hong Kong Daily”) was incorporated as a limited liability company under the laws of Hong Kong on December 22, 2017, GIBO IBO AI Technology Limited (“GIBO AI”) was incorporated as a limited liability company under the laws of Cayman Islands on September 5, 2023. Hong Kong Daily and GIBO AI are primarily engaged in develop AI technology to generate user content into AI scripts, images, voices and animation for its global users.

GIBO, BUJA, GIBO Group, and GIBO International are currently not engaging in any active business operations and merely acting as holding companies.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

The Company was formed solely for the purpose of completing the transactions contemplated by the Business Combination Agreement, dated August 5, 2024 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among GIBO Holdings Limited, an Cayman Islands exempted company limited by shares (“GIBO”), BUJA, GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Limited, a Cayman Islands exempted company limited by shares (“GIBO Group”), pursuant to which, among other things, (i) Merger Sub I will merge with and into GIBO Group , with GIBO Group as the surviving entity and a wholly-owned subsidiary of GIBO (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of GIBO (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the consummation of the Business Combination, each of BUJA and GIBO Group will become a subsidiaries of GIBO.

On May 8, 2025, we consummated the Business Combination pursuant to the Business Combination Agreement. As a result of the Business Combination, each of BUJA and GIBO became a subsidiary of GIBO Holdings Limited. BUJA’s shareholders and GIBO’s shareholders received our Class A Ordinary Shares, except that certain founders of GIBO received our Class B Ordinary Shares as consideration of the Business Combination.

The Consolidated financial statements of the Company include the following entities:

Name of the entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
GIBO	June 19, 2024	Cayman Islands	Parent, 100%	Investment holding
BUJA	September 15, 2022	Cayman Islands	100%	Investment holding
GIBO Group	September 5, 2023	Cayman Islands	100%	Investment holding
GIBO AI	September 5, 2023	Cayman Islands	100%	AI Animation
GIBO International	November 29, 2023	SAMOA	100%	Investment holding
Hong Kong Daily	December 22, 2017	Hong Kong	100%	AI Animation

Reverse Recapitalization

Following the consummation of the transaction with GIBO Group and BUJA as wholly-owned subsidiaries of the Company, and the outstanding shares of GIBO Group and BUJA being converted into the right to receive ordinary shares of the Company, the combined company retained its name as “GIBO Holdings Limited.” No goodwill or intangible assets were recorded following the consummation of the transaction.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and have been consistently applied.

Principles of consolidation

The accompanying Consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries are eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the Consolidated statements of operations from the effective date of the acquisition or up to the effective date of the disposal, as appropriate.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of December 31, 2025, the Company had net current liabilities of $1,165,924, accumulated deficit of $281,200,841, incurred a net loss of $231,910,985, and had net cash used in operating activities of $121,390,036 for the years ended December 31, 2025.

In January 2026, the Company entered into a Committed Credit Facility Agreement with Roths Investment Bank P.L.C. in an aggregate principal amount of up to $5,000,000 with fixed interest rate of 8% per annum and repayment maturity date by December 31, 2028. The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the balance sheet date and the date of consolidated financial statements for the financial year ended December 31, 2025. Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded in the consolidated balance sheets. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Uses of estimates

In preparing the Consolidated financial statements in conformity U.S. GAAP, the management makes judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Consolidated financial statements include, but are not limited to, useful lives of property and equipment and intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. As of December 31, 2025 and 2024, cash balance amounted to $402,736 and $86,750 respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and bank deposits.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred initial public offering costs amounted to Nil and $1,609,714 as of December 31, 2025 and 2024, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over the estimated useful lives of the assets as follows:

Useful life
Servers and network equipment	10 years
Office equipment	3-5 years

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations.

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Impairments of the Company’s long-lived assets amounted to $99,131,667, Nil, Nil as of December 31,2025, 2024 and 2023, respectively.

As of December 31, 2025, the Company recognized an impairment loss of $99 million in respect of its property and equipment. The impairment was primarily attributable to rapid technological advancements in the AI compute industry, including the shift toward more efficient AI architectures and significant pricing compression, which collectively accelerated the economic obsolescence of the affected assets. Based on the recoverability assessment under ASC 360-10-35 and fair value estimation under ASC 820, management determined that the carrying amount of the long-lived Assets was not recoverable, and accordingly, a full impairment was recorded for the year ended December 31, 2025.

Warrants

The Company accounts for warrants in accordance with ASC 815, Derivatives and Hedging—Contracts in Entity’s Own Equity, which requires an evaluation of whether such instruments should be classified as equity or liabilities.

In making this determination, the Company assesses whether the warrants are indexed to its own stock and whether they meet the conditions for equity classification, including whether the warrants may require cash settlement and whether they will be settled in a fixed number of shares.

Based on this evaluation, the Company has concluded that the warrants qualify for equity classification under ASC 815-40. Each warrant entitles the holder to purchase one ordinary share at a fixed exercise price of $11.50 per share, subject only to customary anti-dilution and reorganization adjustments. The warrants therefore meet the “fixed-for-fixed” criterion, as they provide for settlement in a fixed number of shares for a fixed exercise price.

The warrants are settled through the issuance of ordinary shares, including through cashless exercise, and do not contain provisions that could require net cash settlement. The Company is not obligated to settle the warrants in cash under any circumstances.

Furthermore, the warrant agreements do not contain provisions that would result in settlement based on a variable number of shares or variable consideration, nor do they include holder redemption rights or other features that could obligate the Company to transfer cash or other assets.

Accordingly, the warrants are classified as equity instruments and recorded within additional paid-in capital at issuance. The warrants are not subsequently remeasured, and no gains or losses are recognized in the consolidated statements of operations.

The Company reassesses the classification of the warrants at each reporting date to confirm that the conditions for equity classification continue to be satisfied.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31,2025, 2024 and 2023(see Note 5).

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

We concluded that we had one reportable segment under ASC 280 because our operating activities is focus on research and development of AI- powered content production and streaming platform. Each of our subsidiaries is operated under the same senior management of our company, and we view the operations as a whole for making business decisions. Our long-lived assets are mainly property, plant and equipment located in the Malaysia for research and development purposes.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, other current assets, due to related parties and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company has generated operating revenues amounted to Nil, $30,000,000 and Nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Contract balances

Contract assets relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets and liabilities as of December 31, 2025 and 2024.

Research and development costs

The Company’s research and development (“R&D”) activities primarily relate to the development of AI animation technology, application, modules and optimization and implementation of its websites and mobile apps to improve their performance. With global demand for short-form storytelling continuing to accelerate, in December 2025, we strategically expanded the application of GIBO Create to the short-form video and short dramas industry to broaden its exposure to larger and faster-growing segments of the digital entertainment market. Research and development costs are expensed as incurred. Research and development expenses included in operating costs amounted to $117,800,000, $49,032,968 and $11,326,463 for the year ended December 31, 2025, 2024 and 2023, respectively.

Earnings (loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net earnings (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31,2025, 2024 and 2023, there were no dilutive shares.

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

Recent Accounting Pronouncements

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

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

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

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31, 2025	As of December 31, 2024
Servers and network equipment	$115,000,000	$115,000,000
Office equipment	47,159	47,159
Subtotal	115,047,159	115,047,159
Less: accumulated depreciation	(15,915,492)	(4,406,061)
Less: impairment loss	99,131,667	-
Property and equipment, net	$-	$110,641,098

Depreciation expense amounted to $11,509,431, $4,377,766 and $9,431 for the years ended December 31, 2025, 2024 and 2023, respectively.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 4 — INTANGIBLE ASSET, NET

Intangible assets, net, consists of the following:

	As of December 31, 2025	As of December 31, 2024
Software and applications	$600,000	$600,000
Less: accumulated amortization	(466,663)	(266,664)
Intangible assets, net	$133,337	$333,336

Amortization expense amounted to $199,999, $199,998 and $66,666 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, the estimated future amortization expenses of the intangible assets were as follow:

12 months ending December 31,	Amortization expenses

2026	$133,337
Total	$133,337

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

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of December 31,
	2025	2024
Operating lease right-of-use asset	$444,119	$343,509
Operating lease right-of-use asset- accumulated amortization	(359,424)	(304,946)
Operating lease right-of-use asset, net	84,695	38,563

Lease liability, current	31,373	38,563
Lease liability, non-current	71,922	-
Total lease liability	$103,295	$38,563

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.5	0.5
Weighted average discount rate	5.28%	5.28%

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

For the years ended December 31, 2025, 2024 and 2023, the Company reported total operating lease expenses of $57,588, $77,976 and $77,976, respectively.

The following table summarizes the maturity of operating lease liability and future minimum payments of operating leases as of December 31, 2025:

Amounts
Year ending December 31,
2026	36,000
2027	36,000
2028	$39,600

Total future minimum lease payments	111,600
Less: imputed interest	(8,305)
Present value of operating lease liability	$103,295
Less: current portion	(31,373)
Long-term portion	(71,922)

NOTE 6 – LOAN FROM THIRD PARTIES

As of December 31,2025 and 2024, the Company had entered into three loan agreements with third party amounted to $3,149,728 and $105,252, was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such loan was 3% per annum interest rate bearing and due after year 2027.

NOTE 7 — RELATED PARTY TRANSACTIONS

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Lim Chun Yen	Chairman of Board of Directors of the Company
Ms. Hung Kwan Chen	Chief Financial Officer of the Company
Mr. Kueh Jing Tuang	Director, Chief Executive Officer and Chief Technology Officer of the Company
Ms. Chia Li Noi	Independent Director of the Company
Mr. Ban Soon Hoe	Independent Director of the Company
Ms. Ooi Bee Lian	Director of the Company
Bukit Jalil Global Investment Ltd.	Shareholder of the Company
General Analytics Limited	Shareholder of the Company
Billion Start Enterprise Limited	Shareholder of the Company
Chinese Top Asset Management Holdings Limited	Shareholder of the Company
Dragon Huge Development Limited	Shareholder of the Company
Treasure Nice Investment Limited	Shareholder of the Company
Prime King Investment Limited	Shareholder of the Company
Stand Best Creation Limited	Shareholder of the Company

b. Services received from related parties

Services received from related parties consists of the following:

	For the years ended December 31,
Name	2025	2024	2023
Chinese Top Asset Management Holdings Limited	$-	$115,000,000	$-
Billion Start Enterprise Limited	-	19,000,000	-
Dragon Huge Development Limited	6,800,000	13,000,000	-
Treasure Nice Investment Limited	-	9,000,000	-
Total Services received from related parties	$6,800,000	$156,000,000	-

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

c. Dues to related parties

Dues to related parties consists of the following:

	As of December 31,
Name	2025	2024

Chinese Top Asset Management Holdings Limited	$21,800,000	$21,800,000
Bukit Jalil Global Investment Ltd.	1,920,924	-
Mr. Lim Chun Yen	1,085,867	1,041,846
Ms. Hung Kwan Chen	659,707	590,223
Mr. Kueh Jing Tuang	388,184	466,292
General Analytics Limited	233,300	233,300
Ms. Chia Li Noi	2,000	-
Mr. Ban Soon Hoe	2,000	-
Ms. Ooi Bee Lian	2,000	-
Prime King Investment Limited	-	5,000
Total due to related parties	$26,093,982	$24,136,661

As of December 31,2025 and 2024, the balance of due to related parties exclude Chinese Top Asset Management Holdings Limited was comprised of advance from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

On November 11, 2024, the Company entered into an equipment purchase agreement with a related party supplier, Chinese Top Asset Management Holdings Limited (“CTA”), to purchase a set of equipment from CTA with an aggregate purchase price of $51.8 million. On November 25, 2024, the Company notified the Customer Grand Harvest Corporation Limited to directly pay $30 million on behalf of the Company to CTA in order to speed up settlement process and streamlines cash flow management of each party. As a result, the balance of CTA was $21,800,000 as of December 31, 2025 and 2024.

d. Loan from related parties

Loan from related parties consists of the following:

	As of December 31,
Name	2025	2024
Prime King Investment Limited	$43,012,106	$1,007,106
Stand Best Creation Limited	71,097,631	56,800
Total loan from related parties	$114,109,737	$1,063,906

As of December 31,2025 and 2024, the balance of loan from related parties was comprised of loan from the Company’s related parties and was non-trade in nature and unsecured, used for working capital during the Company’s normal course of business. Such loan was 3% or 5% per annum interest rate bearing and due after year 2027.

NOTE 8 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 19, 2024.

Upon consummation of the Business Combination, there were 530,404,830 Class A ordinary shares, 194,963,156 Class B ordinary shares and 2,873,741 warrants to purchase Class A ordinary shares issued and outstanding.

August 6, 2025, the Company’s shareholders approved to implement a two hundred (200)-for-one (1) share consolidation of all of its authorized, issued and unissued ordinary shares. After the Share Consolidation, the authorized share capital of the Company is $50,000 divided into 250,000,000 shares of par value of US$0.0002 each, comprising of 225,000,000 class A ordinary shares, par value US$0.0002 each and 25,000,000 class B ordinary shares, par value US$0.0002 each.

There were 2,923,225 Class A ordinary shares, 832,172 Class B ordinary shares issued and outstanding as of December 31, 2025.

GIBO HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, except for number of shares)

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s Consolidated financial position, results of operations and cash flows.

NOTE 10 — SUBSEQUENT EVENTS

Subsequent to the balance sheet date, on January 1, 2026, the Company agreed with Roths Investment Bank P.L.C. to enter an unsecured committed credit facility in an aggregate principal amount of up to $5,000,000 with fixed interest rate of 8% per annum and repayment maturity date by December 31, 2028.

On January 27, 2026, The Company agreed with Prime King Investment Limited to settle the total amount loan by the way of issuance of 25,153,750 Class A ordinary shares of the Company at the price of $2.0 per share; and agreed with Stand Best Creation Limited to settle the total amount loan by the way of issuance of 32,773,000 Class A ordinary shares of the Company at the price of $2.0 per share.

On February 6, 2026, The Company agreed with Chairman of Board of Directors, Mr. Lim Chun Yen, to settle the total amount payables by the way of issuance of 2,175,730 Class B ordinary shares of the Company at the price of $0.5 per share; and agreed with Chief Executive Officer and Chief Technology Officer, Mr. Kueh Jing Tuang, to settle the total amount payables by the way of issuance of 1,259,744 Class B ordinary shares of the Company at the price of $0.5 per share.

On April 6, 2026, The Company held an extraordinary general meeting and approved in the increase in our authorized share to US$10,000,000 divided into 50,000,000,000 shares, par value US$0.0002 each, comprising (i) 45,000,000,000 Class A ordinary shares, par value US$0.0002 each and (ii) 5,000,000,000 Class B ordinary shares, par value US$0.0002 each.

The Company has performed an evaluation of subsequent events through May 15, 2026, which was the date of the Consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the Consolidated financial statements.

